   As filed with the Securities and Exchange Commission on May 22, 2000
                                                      Registration No. 333-33318
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                       PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                        INTEGRATED CIRCUIT SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

      Pennsylvania                 3674-100                   23-2000174
    (State or other           (Primary Standard            (I.R.S. Employer
    jurisdiction of               Industrial             Identification No.)
    incorporation or         Classification Code
     organization)                 Number)

                         2435 Boulevard of the Generals
                         Norristown, Pennsylvania 19403
                           Telephone: (610) 630-5300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                  Hock E. Tan
                     President and Chief Executive Officer
                         2435 Boulevard of the Generals
                         Norristown, Pennsylvania 19403
                           Telephone: (610) 630-5300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:

         Lance C. Balk, Esq.                      Mark C. Smith, Esq.
           Kirkland & Ellis               Skadden, Arps, Slate, Meagher & Flom
         153 East 53rd Street                             LLP
    New York, New York 10022-4675                  Four Times Square
      Telephone: (212) 446-4800              New York, New York 10036-6572
                                               Telephone: (212) 735-3000

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained in this prospectus is not complete and may be changed. + +We may not sell securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 19, 2000

                               12,500,000 Shares

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                [LOGO OF ICS]                                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                        Integrated Circuit Systems, Inc.

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $15.00 and $17.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ICST".

  The underwriters have an option to purchase a maximum of 1,875,000 additional shares from some of our shareholders to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 8.

                                                     Underwriting     Proceeds to
                                            Price to Discounts and Integrated Circuit
                                             Public   Commissions    Systems, Inc.
                                            -------- ------------- ------------------
Per Share..................................   $          $                $
Total......................................   $          $                $

  Delivery of the shares of common stock will be made on or about        ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

      Robertson Stephens

              Lehman Brothers

                      Bear, Stearns & Co. Inc.

                                                     Pennsylvania Merchant Group

                   The date of this prospectus is     , 2000.

  [Description of cover art: photographs of Integrated Circuit Systems Inc.'s integrated circuits and applications]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
The Offering........................    4
Risk Factors........................    8
Use of Proceeds.....................   15
The Reclassification................   16
Capitalization......................   17
Dividend Policy.....................   18
Dilution............................   18
Unaudited Pro Forma Consolidated
 Financial Data.....................   19
Selected Historical Consolidated
 Financial Data.....................   25
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   28
Industry Overview...................   38

                                      Page
                                      ----
Business............................   40
Management..........................   47
Principal and Selling Shareholders..   56
Certain Relationships and Related
 Transactions.......................   57
Description of Capital Stock........   59
Description of Indebtedness.........   61
Shares Eligible for Future Sale.....   64
Underwriting........................   66
Legal Matters.......................   69
Experts.............................   69
Change in Independent Accountants...   69
Where You Can Find More
 Information........................   69
Index to Financial Statements.......  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   The industry statistical data presented in this prospectus, except where otherwise noted, have been compiled from industry sources. Although we have not independently verified the data, we believe that the information provided by such industry sources in this prospectus is reliable. In addition, statistical data relating to us presented in this prospectus have been compiled from our internal surveys and schedules, which, while believed by us to be reliable, have not been verified by any independent sources.

                     Dealer Prospectus Delivery Obligation

   Until       , 2000 (25 days after commencement of this offering), all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including the financial data and related notes, carefully before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Unless otherwise stated, the information contained in this prospectus: (1) assumes no exercise of the underwriters' over-allotment option and (2) reflects the reclassification of all of our classes of common stock into a single class of common stock and the 1.6942-for-1 stock split of that single class, which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

                        Integrated Circuit Systems, Inc.

   We are a worldwide leader in the design, development and marketing of silicon timing devices for a number of high-growth application segments. Our silicon timing devices are used in a variety of consumer and business electronics such as personal computers, or PCs, digital cameras, set-top boxes, PC peripherals and DVD players. Our products are also increasingly being used in various communications applications including routers, switches, fiber optics, cable modems and ADSL equipment.

   Silicon timing devices are integrated circuits that emit timing signals or pulses required to sequence and synchronize electronic operations to ensure that information is interpreted at the right time and speed. All digital devices require a timing signal and those with any degree of complexity require silicon timing devices to time and synchronize their various operations.

   Growth in our markets is being driven by the rapid pace of infrastructure development for the Internet, the increasing complexity of our customers' end products, and the transition from traditional analog devices to digital technologies. Internet infrastructure expansion is now largely broadband based, requiring higher operating frequencies and more complex digital equipment. This advancement has driven the continued proliferation of technologically complex consumer and business electronic devices that help optimize the Internet experience. In addition, the transition from traditional analog devices to digital devices has led to increasing consumer adoption of digital technologies such as HDTV or DVD players. Our silicon timing devices are well suited to these developments as they operate in analog and digital environments (i.e., mixed-signal) and can manage multiple frequencies, have high programmability and generally require less power than traditional timing products such as crystal oscillators, which are predominantly quartz based timing devices that resonate at a single frequency.

   We have developed a reputation for engineering excellence and innovative technology in silicon timing design. We pioneered the silicon timing market in 1988, introducing silicon timing devices for video and graphics applications. Since then, we have consistently led the industry with several technical designs, including delivering the first silicon timing device for the PC motherboard in 1990. Our ongoing focus on product innovation has led to the introduction of approximately 424 new products into the marketplace over the past three fiscal years. We are the leading supplier of silicon timing devices to several markets, including PCs and digital set-top boxes, and we are continuing to design and introduce new products for communications equipment companies such as Motorola, Lucent, Nortel, Cisco Systems, Fujitsu and Alcatel. Over 40% of our current design opportunities are for communications equipment companies. A design opportunity reflects a request from a customer or potential customer for a silicon timing design. In the first six months of fiscal 2000, we converted over 80% of our design opportunities into design wins, which could lead to future production orders.

   We have developed long-standing and valuable relationships with the majority of leading original equipment manufacturers, or OEMs, of consumer and business electronics and communications equipment. We work closely with these OEMs to develop unique and often proprietary timing, sequencing and synchronization solutions and are closely integrated into their product design and development process. Our top OEM customers include such companies as Asustek, Hughes Networks, Compaq, Dell, IBM, Echostar, Intel, E-Machines, General Instruments and Hewlett Packard. In the PC market, our research and development efforts are aligned with Intel's product and technology road map. Intel made a $13.5 million investment in our company in December 1999.

   For the 1999 calendar year, we had revenues of approximately $150 million, and over the past three calendar years, we have grown our core revenues at over 25% per year. With continued focus on our core silicon timing devices, our gross profit has grown from $63.5 million, or a 46.3% gross margin, for the 1997 calendar year to $88.2 million, or a 58.8% gross margin, for the 1999 calendar year.

 Industry Overview

   As silicon timing devices are critical to the functioning of end-user consumer and business electronics as well as certain communications equipment, we expect the market for our products to experience significant growth. In 1999, the total available market for timing devices, which includes both silicon timing solutions and crystal oscillators, was approximately $2.8 billion. We expect this market to grow 18% per year to over $3.8 billion by 2001. Silicon timing devices represent approximately $378 million, or 14% of the overall timing market, but we expect it to grow to over $850 million, or 23% of this market, by 2001, a growth rate of approximately 50% per year. The accelerated growth for silicon timing devices reflects not only the underlying growth in our end markets, but also the conversion of crystal oscillators to silicon timing devices in our customers' increasingly complex digital products.

 Business Strategy

   Our business strategy is to focus on our core silicon timing business and continue to provide customized and high performance products to our expanding and diversified customer base. We have a proprietary development process that allows for the timely customization of our products to a specific application and our fabless operating model allows us to focus on new product development and customer relationships. Our specific strategies include:

  . Identify and target new market opportunities where there are strong growth prospects and where we can leverage our core silicon timing technologies.

  . Dominate these new markets by developing multiple application-specific products to meet the needs of our customers and create a leading market position.

  . Maintain design leadership in core silicon timing technologies through our extensive design library, patents on core technologies and significant investments in research and development.

  . Expand into new timing markets through select acquisitions of technology and recruitment of personnel that complement our existing expertise.

 Results for the Three Months Ended April 1, 2000

   For the three months ended April 1, 2000, our consolidated revenue was $41.6 million, a 19% increase from the corresponding quarter last year. Our core revenues increased 34% as compared to the same period in the prior year. Sales growth for our silicon timing products reflected an increase in market share, particularly in the PC industry, as well as increased shipments to the communications industry and for digital set-top box applications. Gross margin during the quarter increased to 61% from 58% during the same quarter a year ago, reflecting reduced material costs and a favorable product mix for the quarter. Traditionally, this quarter is our weakest quarter, particularly for PC-related sales.

 The Recapitalization

   Through a recapitalization effected in May 1999, Bain Capital, Inc. and its affiliates, an affiliate of The Bear Stearns Companies Inc., or Bear Stearns, and our senior management team acquired securities that represented approximately 98% of our outstanding voting power at such time. We refer to this transaction in this prospectus as the recapitalization. Our senior management team, together with many of our other employees, own common stock and options that together will represent approximately 18% of our common stock on a fully diluted basis following this offering. Such equity ownership represents a significant economic commitment to, and participation in, our continued success.

                                  THE OFFERING

 Common stock offered.........................   12,500,000 shares by Integrated Circuit Systems, Inc.

Common stock to be outstanding after
this   offering.......................  63,492,905 shares of common stock

Use of Proceeds.......................
                                        We intend to use the net proceeds of
                                        this offering:

                                        .  to repurchase our outstanding senior
                                           subordinated notes and pay
                                           prepayment premiums thereon;

                                        .  to repay all indebtedness
                                           outstanding under our senior credit
                                           facility;

                                        .  to pay fees and expenses of this
                                           offering; and

                                        .  for general corporate purposes.

Proposed Nasdaq Symbol................  ICST

   The common stock to be outstanding after this offering is based on shares outstanding as of May 1, 2000 and excludes 1,875,000 shares of common stock that may be issued to cover over-allotments of shares, 8,786,672 shares of common stock issuable upon exercise of outstanding stock options and approximately 6,800,000 additional shares of common stock expected to be reserved for future grants, awards or sale under our 2000 Long Term Equity Incentive Plan or sale under the 2000 Employee Stock Purchase Plan. See "Management--Management Equity Participation." The number of shares of common stock to be outstanding after this offering assumes the conversion of our Series A preferred stock into Class A common stock and Class L common stock and the reclassification of our Class A common stock, Class B common stock and Class L common stock. See "The Reclassification."

                                  Risk Factors

   Investing in our common stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of some of the risks you should carefully consider before investing in our common stock.

                             Additional Information

   We were incorporated under the laws of the Commonwealth of Pennsylvania on June 8, 1976. Our principal executive office is located at 2435 Boulevard of the Generals, Norristown, Pennsylvania, 19403, and our telephone number is
(610) 630-5300. We maintain a website on the Internet at www.icst.com. Our website and the information it contains shall not be deemed to be part of this prospectus.

                 Summary Historical Consolidated Financial Data
                     (in thousands, except per share data)

                                                                          Pro Forma (b)
                                                                     -----------------------
                                                         Nine Months Fiscal Year Nine Months
                             Fiscal Year Ended (a)          Ended       Ended       Ended
                          -----------------------------  ----------- ----------- -----------
                          June 28,  June 27,   July 3,    April 1,     July 3,    April 1,
                            1997      1998      1999        2000        1999        2000
                          --------  --------  ---------  ----------- ----------- -----------
Statement of Operations
Data:
Revenue:
 Core...................  $ 63,280  $ 90,622  $ 107,710   $106,801    $107,710    $106,801
 Non-core...............    41,079    70,012     31,353     13,710      31,353      13,710
                          --------  --------  ---------   --------    --------    --------
Total revenue...........  $104,359  $160,634  $ 139,063   $120,511    $139,063    $120,511
                          ========  ========  =========   ========    ========    ========
Gross margin............    45,222    71,775     74,567     71,573      74,567      71,573
Research and
 development............    13,521    19,797     21,316     18,062      16,808      18,062
Selling, general and
 administrative
 (including goodwill
 amortization)..........    15,654    19,678     19,794     13,905      18,478      13,155
Special charges (c).....    11,196       --      15,051      4,004         --        4,004
                          --------  --------  ---------   --------    --------    --------
Operating income........     4,851    32,300     18,406     35,602      39,281      36,352
Interest expense (d)....        63        64      2,955     13,855          96         --
Gain on sale of assets..       --        --     (10,734)       --          --          --
Interest and other
 expense (income), net..     5,984    (1,984)    (2,178)      (792)     (2,178)       (792)
                          --------  --------  ---------   --------    --------    --------
Income (loss) from
 continuing operations
 before income taxes....    (1,196)   34,220     28,363     22,539      41,363      37,144
Income tax expense......     6,314    12,845      5,320      2,213      14,814       8,055
                          --------  --------  ---------   --------    --------    --------
Income (loss) from
 continuing operations..    (7,510)   21,375     23,043     20,326    $ 26,549    $ 29,089
                                                                      ========    ========
Loss from discontinued
 operations (e).........      (909)      --         --         --
Gain from extraordinary
 item, net of tax.......       --        --         --         170
                          --------  --------  ---------   --------
Net income (loss).......  $ (8,419) $ 21,375  $  23,043   $ 20,496
                          ========  ========  =========   ========
Net Income Per Common
 Share:
 Basic..................                                                 $0.48       $0.52
 Diluted................                                                 $0.43       $0.44
Weighted Average Common
 Shares Outstanding:
 Basic..................                                                55,454      56,036
 Diluted................                                                61,647      65,889
Other Financial Data:
EBITDA (excluding non-
 recurring charges)
 (f)....................  $ 19,791  $ 36,879  $  38,422   $ 42,977    $ 43,699    $ 43,727
Gross margin %..........      43.3%     44.7%      53.6%      59.4%       53.6%       59.4%
Cash provided by
 operating activities...    10,397    22,345     24,450     26,886
Cash provided by (used
 in) investing
 activities.............   (19,274)  (13,490)    20,675      1,731
Cash used in financing
 activities.............       (74)   (1,940)   (61,180)    (6,582)
Capital expenditures....     3,358     8,139      7,694      3,505
Depreciation and
 amortization...........     3,744     4,579      4,965      3,371
Balance Sheet Data:
Cash and cash
 equivalents............  $ 18,425  $ 25,340  $   9,285   $ 31,320
Working capital.........    48,260    65,113     26,910     54,425
Total assets............    90,622   108,009     87,795    105,291
Total debt..............     1,709     1,523    170,030    150,620
Stockholders' equity
 (deficit)..............    70,147    89,768   (106,912)   (72,736)

 See "Notes to Summary Historical Consolidated Financial Data" on the following page.

   Our fiscal year refers to a fiscal year ending on the Saturday closest to June 30 of such year.

   Except as otherwise noted, all references throughout this prospectus to number of shares, per share and stock option data have been restated, giving retroactive effect to the stock split and the reclassification.

            Notes to Summary Historical Consolidated Financial Data

(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the fiscal year periods presented represent a 52-week operating cycle, except for fiscal year 1999 which represents 53 weeks.

(b) The pro forma statement of operations and net income per share data give pro forma effect to (1) the stock split and the reclassification of our three classes of common stock into a single class, (2) the portion of this offering and the application of the net proceeds therefrom necessary to repurchase 100% of our outstanding senior subordinated notes and to repay our senior credit facility, (3) other pro forma adjustments as summarized in the "Unaudited Pro Forma Consolidated Statement of Operations" shown elsewhere in this prospectus and (4) the dilutive effect of options under the treasury stock method using a market price of $16.00 per share as if each had occurred as of the beginning of the periods presented.
    See "Unaudited Pro Forma Consolidated Financial Data."

(c) Special charges consist of the following:

                                                 Year Ended         Nine Months
                                          -------------------------    Ended
                                          June 28, June 27, July 3,  April 1,
                                            1997     1998    1999      2000
                                          -------- -------- ------- -----------
                                                     (in thousands)
Compensation costs(1)...................      --     --     $15,051      --
Write-off of in-process research and de-
 velopment costs(2).....................   11,196    --         --       --
Litigation settlement(3)................      --     --         --     4,004
                                          -------    ---    -------   ------
                                          $11,196    --     $15,051   $4,004
                                          =======    ===    =======   ======

--------------------
  (1) In connection with the recapitalization, we recorded a one-time compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.
  (2) We recorded a one-time charge of $11.2 million for this non-deductible (for tax purposes) intangible write-off in connection with our acquisition of MicroClock, Inc.

  (3) In connection with the establishment of our Arizona design center, we recorded a one-time charge of $4.0 million.

(d) On May 11, 1999, we effected the recapitalization. We issued $100.0 million in aggregate principal amount of our senior subordinated notes in connection with the recapitalization and entered into our $95.0 million senior credit facility. As of April 1, 2000, $93.0 million aggregate principal amount of our senior subordinated notes was outstanding, and $57.6 million was outstanding under our senior credit facility.

(e) In fiscal 1995, we acquired a 51% majority interest in ARK Logic, Inc., a developer of complex graphic accelerator chips. Subsequently, in fiscal year 1997, we disposed of our majority interest in ARK Logic, Inc. The disposition of ARK Logic, Inc. was accounted for as a discontinued operation.

(f) EBITDA represents earnings from continuing operations before interest, taxes, depreciation, amortization, other income and expense and special charges. EBITDA is presented because we believe that it is frequently used by security analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measures of performance in accordance with generally accepted accounting principles.

   The following table sets forth a reconciliation of income (loss) from continuing operations before income taxes to EBITDA (See notes to "Unaudited Pro Forma Consolidated Statements of Operations" for additional details):

                                                                        Pro Forma
                                 Year Ended                            As Adjusted
                          ---------------------------              -----------------------
                                                       Nine Months  Year          Nine
                                                          Ended     Ended     Months Ended
                          June 28,  June 27,  July 3,   April 1,   July 3,      April 1,
                            1997      1998     1999       2000      1999          2000
                          --------  --------  -------  ----------- -------    ------------
                                                (in thousands)
Income (loss) from
 continuing operations,
 before income taxes....  $ (1,196) $34,220   $28,363    $22,539   $41,363      $37,144
Depreciation and
 amortization...........     3,744    4,579     4,965      3,371     4,418(1)     3,371
Interest expense........        63       64     2,955     13,855        96          --
Interest and other
 expense (income), net..     5,984   (1,984)   (2,178)      (792)   (2,178)        (792)
Gain on sale of assets..       --       --    (10,734)       --        --           --
Special charges.........    11,196      --     15,051      4,004       --         4,004
                          --------  -------   -------    -------   -------      -------
EBITDA..................  $ 19,791  $36,879   $38,422    $42,977   $43,699      $43,727
                          ========  =======   =======    =======   =======      =======

--------------------
(1) Excludes savings from depreciation and amortization of $384 from the sale of our data communications product group and $163 from the sale and lease-back of our Norristown facility.

                                 RISK FACTORS

   You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in the common stock offered hereby. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also inadvertently impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, as well as those discussed elsewhere in this prospectus.

Fluctuation of Operating Results--Our future operating results are likely to fluctuate and therefore may fail to meet expectations which could cause our stock price to decline.

   Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause our stock price to significantly fluctuate or decline.

   Factors that could cause our operating results to fluctuate that relate to our internal operations include:

  .  the need for continual, rapid new product introductions;

  .  changes in our product mix; and

  . our inability to adjust our fixed costs in the face of any declines in sales.

   Factors that could cause our operating results to fluctuate that depend on our suppliers and customers include:

  . the timing of significant product orders, order cancellations and reschedulings;

  . the availability of production capacity and fluctuations in the manufacturing yields at third parties' facilities that manufacture our devices; and

  .  the cost of raw materials and manufacturing services from our suppliers.

   Factors that could cause our operating results to fluctuate that are industry risks include:

  . the cyclical nature of the semiconductor, communications, and consumer and business electronics industries; and

  .  intense competitive pricing pressures.

Cyclical Industry--Downturns in the business cycle could reduce the revenues and profitability of our business.

   The semiconductor, communications, and consumer and business electronics industries are highly cyclical. In 1998, the semiconductor industry experienced a downturn. Our markets may experience other, possibly more severe and prolonged, downturns in the future. We may also experience significant changes in our operating profit margins as a result of variations in sales, changes in product mix, price competition for orders and costs associated with the introduction of new products.

   The markets for our products depend on continued demand for communications applications and consumer and business electronics. There can be no assurance that these end-user markets will not experience changes in demand that will adversely affect our business.

We Depend on Continuous Introduction of New Products Based on the Latest Technology--Our inability to create new products could adversely affect our business.

   The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Product life cycles are continually becoming shorter, which may cause the gross margins of semiconductor products to decline as the next generation of competitive products is introduced. Therefore, our future success is highly dependent upon our ability to continually develop new products using the latest and most cost-effective technologies, introduce them in commercial quantities to the marketplace ahead of the competition and have them selected for inclusion in products of leading systems manufacturers. We cannot assure you that we will be able to regularly develop and introduce such new products on a timely basis or that our products, including recently introduced products, will be selected by systems manufacturers for incorporation into their products. Our failure to develop such new products, to have our products available in commercial quantities ahead of competitive products or to have them selected for inclusion in products of systems manufacturers would have a material adverse effect on our results of operations and financial condition.

   The market for communications applications is characterized by rapidly changing technology and continuing process development. Our future success in the communications applications market depends in part on our ability to design and produce products that meet the changing needs of customers in this market. We can not assure you that we will be able to regularly develop and introduce products that will be selected by communications applications manufacturers for incorporation into their products.

Competition--Our business is very competitive and increased competition could adversely affect us.

   The semiconductor and PC component industries are intensely competitive. Our ability to compete depends heavily upon elements outside our control, such as general economic conditions affecting the semiconductor and PC industries and the introduction of new products and technologies by competitors. Many of our competitors and potential competitors have significant financial, technical, manufacturing and marketing resources. These competitors include major multinational corporations possessing worldwide wafer fabrication and integrated circuit production facilities and diverse, established product lines. Competitors also include emerging companies attempting to obtain a share of the existing market for our current and proposed products. To the extent that our products achieve market acceptance, competitors typically seek to offer competitive products or embark on pricing strategies which, if successful, could have a material adverse effect on our results of operation and financial condition.

We Depend on the PC Industry--Our business could be adversely affected by decline in the PC market.

   A substantial portion of the sales of our products depends largely on sales of PCs and peripherals for PCs. The PC industry is subject to price competition, rapid technological change, evolving standards, short product life cycles and continuous erosion of average selling prices. Should the PC market decline or experience slower growth, then a decline in the order rate for our products could occur. A downturn in the PC market could also affect the financial health of some of our customers, which could affect our ability to collect outstanding accounts receivable from such customers.

We Depend on Outside Wafer Foundries and Assemblers--Our inability to obtain wafers and assemblers could seriously affect our operations.

   We currently depend entirely upon third-party suppliers for the manufacture of the silicon wafers from which our finished integrated circuits are manufactured and for the packaging of finished integrated circuits from silicon wafers.

   We cannot assure you that we will be able to obtain adequate quantities of processed silicon wafers within a reasonable period of time or at commercially reasonable rates. In the past, the semiconductor industry has experienced disruptions from time to time in the supply of processed silicon wafers due to quality or yield problems or capacity limitations. Virtually all of our wafers are manufactured by three outside foundries. If one or more of these foundries is unable or unwilling to produce adequate supplies of processed wafers on a timely basis, it could cause significant delays and expense in locating a new foundry and redesigning circuits to be compatible with the new manufacturer's processes and, consequently, could have a material adverse effect on our results of operations and financial condition.

   We also rely entirely upon third parties for the assembly of our finished integrated circuits from processed silicon wafers. We currently rely on four assemblers, two of which produce most of our finished integrated circuits. While we believe that there is typically a greater availability of assemblers than silicon wafer foundries, we could nonetheless incur significant delays and expense if one or more of the assemblers upon which we currently rely are unable or unwilling to assemble finished integrated circuits from silicon wafers.

International Business Activities--Our business could be adversely affected by changes in political and economic conditions abroad.

   For the fiscal years 1997, 1998 and 1999, we generated approximately 60.3%, 58.8% and 68.8% of our revenue, respectively, from international markets. These sales were generated primarily from customers in the Pacific Rim region and included sales to foreign corporations, as well as to foreign subsidiaries of U.S. corporations. We estimate that in fiscal year 1999, approximately one-half of our sales in international markets were to foreign subsidiaries of U.S. corporations, with the bulk of them being in Taiwan. In addition, certain of our international sales are to customers in the Pacific Rim region, who in turn sell some of their products to North America, Europe and other non-Asian markets.

   In addition, two of our wafer suppliers and all of our assemblers are located in the Pacific Rim region. There can be no assurance that the effect of an economic crisis on our suppliers will not impact our wafer supply or assembly operations, or that the effect on our customers in that region will not adversely affect both the demand for our products and the collectibility of our receivables.

   Our international business activities in general are subject to a variety of potential risks resulting from certain political, economic and other uncertainties including, without limitation, political risks relating to a substantial number of our customers being in Taiwan. Certain aspects of our operations are subject to governmental regulations in the countries in which we do business, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, and our use of local employees and suppliers. Our operations are also subject to the risk of changes in laws and policies in the various jurisdictions in which we do business, which may impose restrictions on us. We cannot determine to what extent our future operations and earnings may be affected by new laws, new regulations, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S.

   Our activities outside the U.S. are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Additionally, worldwide semiconductor pricing is influenced by currency fluctuations and the devaluation of foreign currencies could have a significant impact on the prices of our products if our competitors offer products at significantly lower prices in an effort to maximize cash flows to finance short-term, dollar denominated obligations; such devaluation could also impact the competitive position of our customers in Taiwan and elsewhere, which could impact our sales. Currently, we do not engage in currency hedging activities as all transactions are denominated in U.S. dollars.

Risks Related to Future Acquisitions--We may make acquisitions which could subject us to a number of operational risks.

   In order to grow our business and maintain our competitive position, we may acquire other businesses in the future. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve certain risks, and we cannot assure you that we will make any acquisitions or that any acquired business will be successfully integrated into our operations or will perform as we expect. Any future acquisitions could involve certain other risks, including the assumption of additional liabilities, potentially dilutive issuances of equity securities and diversion of management's attention from other business concerns. Furthermore, we may issue equity securities or incur debt to pay for any future acquisitions. If we issue equity securities, your percentage ownership of our company would be reduced. We may also enter into joint venture transactions. Joint ventures have the added risk that the other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. We may also have to fulfill our joint venture partners' economic or other obligations if they fail to do so.

We Depend on Patents, Trade Secrets and Proprietary Technology--Our inability to secure our intellectual property could adversely affect our business.

   We hold several patents as well as copyrights, mask works and trademarks with respect to various products and expect to continue to file applications for them in the future as a means of protecting our technology and market position. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other similar security measures. With respect to patents, there can be no assurance that any applications for patent protection will be granted, or, if granted, will offer meaningful protection. Additionally, there can be no assurance that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our results of operations and financial condition.

   Patents covering a variety of semiconductor designs and processes are held by various companies. We have from time to time received, and may in the future receive, communications from third parties claiming that we may be infringing certain of such parties' patents and other intellectual property rights. Any infringement claim or other litigation against or by us could have a material adverse effect on our results of operations and financial condition.

   Virtually all of our key engineers worked at other companies or at universities and research institutions before joining us. Disputes may arise as to whether technology developed by such engineers was first discovered when they were employed by or associated with other institutions in a manner that would give third parties rights to such technology superior to our rights, if any. Disputes of this nature have occurred in the past, and are expected to continue to arise in the future, and there can be no assurance that we will prevail in these disputes. To the extent that consultants, vendors or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may also arise as to the proprietary rights to such information, which may not be resolved in our favor.

We Depend upon Key Management--Our loss of certain key members of management could negatively impact our business prospects.

   We are dependent upon our ability to attract and retain highly-skilled technical and managerial personnel. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part upon whether we can attract and retain skilled personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced products and to continue to grow and operate profitably. Furthermore, retention of scientific and engineering personnel in our industry typically requires us to present attractive compensation packages, including stock option grants.

Product Liability Exposure and Potential Unavailability of Insurance--Some of our products may be subject to product liability claims.

   Certain of our custom integrated circuits products are sold into medical markets for applications which include blood glucose measurement devices and hearing aids. In certain cases, we have provided or received indemnities with respect to possible third-party claims arising from these products. Although we believe that exposure to third-party claims has been minimized, there can be no assurance that we will not be subject to third-party claims in these or other applications or that any indemnification or insurance available to us will be adequate to protect us from liability. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our results of operations and financial condition.

We expect to use a significant portion of the net proceeds of this offering to repay indebtedness and, as a result, we may be unable to meet our future capital and liquidity requirements.

   We expect to use a significant portion of the net proceeds of this offering to repay indebtedness. As a result, a limited amount of the net proceeds will be available to fund future operations. We expect that our principal sources of funds following this offering will be cash generated from operating activities and, if necessary, borrowings under our new revolving credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs for the foreseeable future. No assurance can be given, however, that this will be the case. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development efforts. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

We cannot assure you of the price at which we will be required to repurchase a portion of our outstanding senior subordinated notes.

   We intend to use a significant portion of the net proceeds of this offering to repurchase all of our outstanding senior subordinated notes. We have commenced a tender offer to repurchase all of our outstanding senior subordinated notes at a price equal to 117.50% (estimated as of April 26, 2000) of the principal amount thereof. The tender offer is subject to conditions, including the completion of this offering and the valid tender of at least 90% of the outstanding principal amount of our senior subordinated notes. We cannot assure you that any or all of the senior subordinated notes will be purchased pursuant to the tender offer. If we do not complete the tender offer, we expect to redeem up to $28.0 million of the $93.0 million aggregate principal amount of our outstanding senior subordinated notes at a price equal to 111.50% of the principal amount redeemed plus accrued and unpaid interest thereon and purchase the remaining senior subordinated notes through open market purchases, privately negotiated transactions, one or more tender offers or exchange offers or otherwise. We currently do not have a contractual right to redeem the remaining $65.0 million aggregate outstanding principal amount of the senior subordinated notes. We cannot assure you of the price at which we will be required to repurchase our senior subordinated notes if we do not complete the tender offer.

Investment funds affiliated with Bain Capital will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination.

   Upon completion of this offering, investment funds affiliated with Bain Capital will hold in the aggregate approximately 42.3% of our outstanding common stock. If the underwriters' over-allotment is exercised in full, these funds will hold approximately 39.5% of our outstanding common stock. In addition, one of the directors that will serve on our board following this offering will be a representative of Bain Capital. By virtue of such stock ownership, these investment funds will continue to have a significant influence over all matters submitted to our shareholders, including the election of our directors, and will continue to exercise significant control over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control of our company or other business combination that might otherwise be beneficial to shareholders.

Provisions of our charter documents and Pennsylvania law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our articles of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

  . the authority of our board of directors to issue, without shareholder approval, preferred stock with such terms as our board of directors determines;

  .  classified board of directors;

  .  a prohibition on shareholder action through written consents;

  . a requirement that special meetings of shareholders be called only by our chief executive officer or board of directors; and

  .  advance notice requirements for shareholder proposals and nominations.

   Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 prohibits certain transactions with a 20% shareholder, an "interested shareholder," for a period of five years after the date any shareholder becomes an interested shareholder unless the interested shareholder's acquisition of 20% or more of the common stock is approved by our board of directors. This provision may discourage potential acquisition proposals and limit the circumstances in which a premium may be paid for our company.

You will experience an immediate and significant dilution in the book value of your investment.

   Because the initial public offering price is substantially higher than the book value per share of common stock, purchasers of the common stock in this offering will be subject to immediate and substantial dilution of $14.74 per share, assuming we price our common stock at the midpoint of the range set forth on the cover of this prospectus. In addition, the total amount of our capital will be less than what it would have been had you and all of our existing shareholders and option holders paid the same amount per share as you will pay in this offering. See "Dilution."

Future sales by our existing shareholders could adversely affect the market price of our common stock.

   Future sales of the shares of common stock held by existing shareholders could have a material adverse effect on the market price of our common stock. Upon completion of this offering, we expect that:

  . 12,500,000 shares of common stock, or 14,375,000 shares if the underwriters' over-allotment option is exercised in full, sold in this offering will be freely tradeable without restriction under the Securities Act, except any such shares which may be acquired by an "affiliate" of our company; and

  . 50,992,905 shares of common stock held by our existing shareholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 180 days after the date of this prospectus.

   Beginning 180 days after the completion of this offering, the holders of an aggregate of approximately 50,992,905 shares of common stock will have limited rights to require us to register their shares of common stock under the Securities Act at our expense.

There may not be an active market for our common stock, making it difficult to sell the stock you purchase.

   Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after the offering. The initial public offering price for our common stock will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that the price of our common stock available in the public market will reflect our actual financial performance.

Our stock price could be volatile and could drop unexpectedly following this offering.

   Historically, stock prices and trading volumes for newly public companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This type of market volatility could depress the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts or investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

  The forward-looking statements contained in this prospectus are based on our predictions of future performance. As a result, you should not place undue reliance on these forward-looking statements.

   This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under this "Risk Factors" section and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

   We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of 12,500,000 shares of common stock in this offering will be approximately $179.6 million, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus. We intend to use a significant portion of our net proceeds to repurchase our outstanding senior subordinated notes, to pay the prepayment premiums and accrued and unpaid interest thereon, to repay in full all outstanding obligations under our senior credit facility and to pay fees and expenses of this offering. We will use any remaining net proceeds, if any, for general corporate purposes, including working capital. Pending such uses, we will invest such proceeds in short-term, interest-bearing, investment-grade securities.

   Our senior subordinated notes due 2009 in the aggregate outstanding principal amount of $93.0 million bear interest at the rate of 11 1/2% per annum. We have commenced a tender offer to repurchase the aggregate outstanding principal amount of our senior subordinated notes at a price equal to 117.50% (estimated as of April 26, 2000) of the principal amount thereof, and as of May 15, 2000 all of the senior subordinated notes have been tendered. The tender offer is subject to conditions, including the completion of this offering and the valid tender of at least 90% of the outstanding principal amount of our senior subordinated notes. If we do not complete the tender offer, we expect to use the net proceeds from this offering to make an offer to redeem up to $28.0 million of the aggregate outstanding principal amount of the senior subordinated notes at a price equal to 111.50% of the principal amount thereof plus accrued and unpaid interest thereon and purchase the remaining senior subordinated notes through open market purchases, privately negotiated transactions, one or more tender offers or exchange offers or otherwise. Approximately 8% of the senior subordinated notes are held by investment funds advised by Sankaty Advisors, Inc., an affiliate of Bain Capital.

   Our senior credit facility provides for two groups of term loans: term A loans for $30.0 million and term B loans for $40.0 million. The senior credit facility also provides for revolving loans for up to $25.0 million, including letters of credit. As of April 1, 2000, we owed $57.6 million under our senior credit facility. The different loans under the senior credit facility are due as follows:

  .  the revolving loans--May 11, 2004;

  .  the term A loans--2.0% in 2000, 14.0% in 2001, 20.0% in 2002, 28.0% in
     2003 and 36.0% in 2004; and

  .  the term B loans--1.0% in each of 2000, 2001, 2002, 2003 and 2004, 40.0%
     in 2005 and 55.0% in 2006.

   As of April 1, 2000, the interest rates for outstanding indebtedness under our senior credit facility were:

  .  the term A loans--8.4%; and

  .  the term B loans--9.1%.

   We will use some of the net proceeds of this offering to repay all outstanding indebtedness under our senior credit facility. We will then terminate the senior credit facility, and after this offering, we intend to enter into a new revolving credit facility to meet our working capital and general corporate needs. Approximately 12% of the indebtedness outstanding under our senior credit facility is owed to an investment fund advised by Sankaty Advisors, Inc., an affiliate of Bain Capital. Approximately 15% of the indebtedness outstanding under our senior credit facility is owed to Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, one of our underwriters. See "Certain Relationship and Related Transactions."

                              THE RECLASSIFICATION

   Prior to this offering, we had three classes of common stock, designated as Class A common stock, Class B common stock and Class L common stock. The Class A common stock and Class B common stock were identical, except that the Class B common stock was non-voting and was convertible on a share-for-share basis into Class A common stock at any time so long as, after giving effect to the conversion, the converting Class B common shareholders and their affiliates did not own more than 49.9% of the outstanding shares of Class A common stock. The Class A common stock was also convertible at any time on a share-for-share basis into Class B common stock. The Class L common stock was identical to the Class A common stock and the Class B common stock, except that (1) each share of Class L common stock was entitled to a preferential payment upon any distribution by us to holders of Class A common stock and Class B common stock, whether by dividend, liquidating distribution or otherwise, equal to the original cost of such share ($18.00) plus an amount which accrued on a daily basis at a rate of 9.0% per annum, compounded on a calendar quarter, and (2) the Class L common stock and the Class B common stock were non-voting. This preferential amount is referred to herein as the "Preference Amount." On May 22, 2000, the estimated effective date of this offering, the Preference Amount will be $19.72 per share of Class L common stock issued at the time of the recapitalization.

   We also had one class of preferred stock, designated Series A preferred stock. The Series A preferred stock had a liquidation preference of $4.00 per share, plus all accrued and unpaid dividends thereon at a rate of 7.5% per annum, and each share was convertible at any time into 0.9 share of Class A common stock and 0.1 share of Class L common stock.

   Prior to the effectiveness of the registration statement of which this prospectus is a part our articles of incorporation will be amended to provide that:

  . each share of our Series A preferred stock will be converted into shares of Class A common stock and Class L common stock, as described above;

  . each share of outstanding Class A common stock and Class B common stock will be reclassified into a single class of common stock on a share-for-share basis; and

  . each share of outstanding Class L common stock will be reclassified into one share of common stock plus an additional number of shares of common stock determined by dividing the Preference Amount by the value of a share of common stock based on the initial public offering price.

   The foregoing is referred to in this prospectus as the "reclassification." None of these newly converted shares will be sold at the time of the offering unless the underwriters exercise their option to purchase up to 1,875,000 shares of common stock to cover over-allotments.

   Assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, a Preference Amount of $19.72 per share on Class L common stock, and an effective date of May 22, 2000 for this offering, an aggregate of 4,636,791 shares of common stock will be issued in exchange for the outstanding shares of Class L common stock in connection with the reclassification (prior to the stock-split). The actual number of shares of common stock that will be issued as a result of the reclassification is subject to change based on the actual offering price and the effectiveness of the registration statement of which this prospectus forms a part. Fractional shares otherwise issuable as a result of the reclassification will be rounded to the nearest whole number. See "Description of Capital Stock."

                                 CAPITALIZATION

   The following table sets forth the cash and cash equivalents and the capitalization of our company as of April 1, 2000, on an actual basis and on an adjusted basis to reflect: (1) the reclassification and a 1.6942-for-1 stock split and (2) the sale by us of 12,500,000 shares of common stock pursuant to this offering and the application of the net proceeds therefrom as described in
Note 1 below, assuming an offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus. This table should be read in conjunction with the "Selected Historical Financial Data" included elsewhere in this prospectus.

                                                              April 1, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                              (in millions)
Cash and cash equivalents................................. $  31.3    $  43.3
                                                           =======    =======
Long-term obligations (including current portion):
  Senior credit facility(1)............................... $  57.6        --
  Senior subordinated notes(1)............................    93.0        --
  Other long-term obligations.............................     --         --
                                                           -------    -------
    Total long-term obligations...........................   150.6        --
Stockholders' equity (deficit):
  Common stock, $0.01 par value, no shares authorized or
   issued on an actual basis and 63,492,905 shares issued
   and outstanding on an as adjusted basis................     --         0.6
  Series A preferred stock, $4.00 par value, 3,367,000
   shares authorized, issued and outstanding and no shares
   authorized, issued and outstanding on an as adjusted
   basis..................................................    13.5        --
  Class A common stock, $0.01 par value, 52,520,000 shares
   authorized; 28,425,426 shares issued and outstanding on
   an actual basis and no shares authorized, issued and
   outstanding on an as adjusted basis....................     0.3        --
  Class B common stock, $0.01 par value, 52,520,000 shares
   authorized; 9,577,446 shares issued and outstanding on
   an actual basis and no shares authorized, issued and
   outstanding on an as adjusted basis....................     0.1        --
  Class L common stock, $0.01 par value, 6,777,000 shares
   authorized; 3,997,808 shares issued and outstanding on
   an actual basis and no shares authorized, issued and
   outstanding on an as adjusted basis....................     0.0        --
  Additional paid-in capital..............................    34.6      227.5
  Accumulated deficit(2)..................................  (120.9)    (138.3)
  Other...................................................    (0.3)      (0.3)
                                                           -------    -------
    Total stockholders' equity (deficit)..................   (72.7)      89.5
                                                           -------    -------
    Total capitalization.................................. $  77.9    $  89.5
                                                           =======    =======

---------------------

(1) The "As Adjusted" amounts assume a portion of the net proceeds are used to
    (a) repurchase the outstanding aggregate principal amount of our senior subordinated notes at an assumed price of approximately 117.50% (as of April 26, 2000) (plus accrued and unpaid interest thereon) through a tender offer that we have recently commenced; and (b) repay all of the outstanding obligations under our senior credit facility. As of May 15, 2000 all of the senior subordinated notes have been tendered. We currently do not have a contractual right to redeem $65.0 million of the aggregate outstanding principal amount of the senior subordinated notes. A 1.0% increase or decrease in the price required to repurchase the senior subordinated notes would change "As Adjusted Total Capitalization" by $0.9 million.

(2) The "As Adjusted" accumulated deficit balance at April 1, 2000 includes an extraordinary charge of $17.4 million (net of tax) relating to (a) a prepayment penalty, totaling $10.2 million (net of tax), associated with the repurchase of the aggregate outstanding principal amount of our senior subordinated notes and (b) the elimination of the deferred financing costs, totaling $7.1 million (net of tax) associated with the repayment of our senior subordinated notes and the retirement of our senior credit facility.

                                DIVIDEND POLICY

   We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our common stock is prohibited by our senior credit facility and is restricted by our indenture relating to the senior subordinated notes. After this offering, we will enter into a new revolving credit facility that may restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                                    DILUTION

   Our pro forma net tangible book value, as of April 1, 2000, was $(85.6) million, or $(1.68) per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net capital by the aggregate number of shares of common stock outstanding, assuming the reclassification had taken place on April 1. For purposes of the foregoing, we calculated our net capital by subtracting our intangible assets and total liabilities from our total assets. After giving effect to (1) the sale of the shares of common stock offered hereby, at an assumed offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus,
(2) the receipt and application of the net proceeds therefrom as described in "Use of Proceeds," and (3) the net change in our diluted outstanding common stock between January 1, 2000 and May 1, 2000, pro forma net tangible book value as of April 1, 2000 would have been approximately $88.6 million, or $1.40 per share. This represents an immediate increase in pro forma net tangible book value of $3.08 per share to the current shareholders and an immediate dilution in pro forma net tangible book value of $14.60 per share to purchasers of common stock in the offering. The following table illustrates this per share dilution:

Initial public offering price per share........................         $16.00
  Pro forma net tangible book value per share at April 1,
   2000........................................................ $(1.68)
  Increase per share attributable to new investors.............   3.08
                                                                ------
Pro forma net tangible book value per share after this
 offering......................................................           1.40
                                                                        ------
Net tangible book value dilution per share to new
 investors(1)..................................................         $14.60
                                                                        ======

---------------------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the offering price per share.

   The following table summarizes, on a pro forma basis, as of May 1, 2000, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing shareholders and the purchasers of common stock in the offering, at an assumed offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated offering expenses and underwriting discounts and commissions:

                          Shares Purchased   Total Consideration
                         ------------------ ---------------------
                                                                  Average Price
                           Number   Percent    Amount     Percent   Per Share
                         ---------- ------- ------------- ------- -------------
                                            (in millions)
Existing shareholders... 50,992,905   80.3%    $ 63.3       24.0%    $ 0.81
New investors........... 12,500,000   19.7      200.0       76.0     $16.00
                         ----------  -----     ------      -----
  Total................. 63,492,905  100.0%    $263.3      100.0%
                         ==========  =====     ======      =====

   On a pro forma basis, as of May 1, 2000, there were an aggregate of: (1) 8,786,672 shares of common stock issuable upon the exercise of outstanding options granted under our stock plans, of which 373,965 were then exercisable at an exercise price of $2.12 per share; and (2) approximately 6,800,000 additional shares of common stock expected to be reserved for grants, awards or sale under our 2000 Long-Term Equity Incentive Plan or sale under our 2000 Employee Stock Purchase Plan.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

   The unaudited pro forma consolidated statement of operations for the year ended July 3, 1999 and the nine months ended April 1, 2000 give effect to (1) the stock split and the reclassification and (2) the consummation of this offering and the application of the net proceeds therefrom, as described under "Use of Proceeds" and (3) the adjustments described in the accompanying notes as if each had occurred on June 28, 1998.

   The unaudited pro forma consolidated balance sheet as of April 1, 2000 gives pro forma effect to (1) the stock split and the reclassification, (2) the consummation of this offering and the application of the net proceeds therefrom as described in this prospectus and (3) the adjustments described in the accompanying notes.

   The unaudited pro forma consolidated financial data are provided for informational purposes only and are not necessarily indicative of the results of our operations or financial position had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. Furthermore, the unaudited pro forma consolidated financial data are based upon assumptions that we believe are reasonable and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

   The unaudited pro forma consolidated statements of operations do not reflect extraordinary losses on the early extinguishments of debt resulting from the write-off of debt issuance costs and the incurrence of prepayment penalties (including accrued interest and related fees and expenses) in connection with the prepayment of debt upon completion of the offering estimated at $11.9 million and $17.0 million, respectively. The unaudited pro forma consolidated balance sheet, however, does reflect such charges and the related tax benefits of $4.8 million and $6.8 million, respectively.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      Nine Months Ended April 1, 2000
                     (in thousands, except per share data)

                                             Historical Adjustments   Pro Forma
                                             ---------- -----------   ---------
Revenue.....................................  $120,511                $120,511
Cost of sales...............................    48,938                  48,938
                                              --------                --------
  Gross margin..............................    71,573                  71,573
Expenses:
  Research and development..................    18,062                  18,062
  Selling, general and administrative.......    17,159                  17,159
  Management fee............................       750       (750)(a)      --
                                              --------    -------     --------
    Operating income........................    35,602        750       36,352
Interest expense............................    13,855    (13,855)(b)      --
Interest and other income...................      (792)                   (792)
                                              --------    -------     --------
  Pretax income from continuing operations
   and before extraordinary items...........    22,539     14,605       37,144
    Income tax expense......................     2,213      5,842 (g)    8,055
                                              --------    -------     --------
Income from continuing operations before
 extraordinary items........................  $ 20,326    $ 8,763     $ 29,089
                                              ========    =======     ========
Net income per common share (h):
  Basic.....................................                          $   0.52
                                                                      ========
  Diluted...................................                          $   0.44
                                                                      ========
Weighted average common shares outstanding:
  Basic.....................................                            56,036
                                                                      ========
  Diluted...................................                            65,889
                                                                      ========

    See "Notes to Unaudited Pro Forma Consolidated Statement of Operations."

                        INTEGRATED CIRCUIT SYSTEMS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       For Fiscal Year Ended July 3, 1999
                     (in thousands, except per share data)

                                             Historical Adjustments   Pro Forma
                                             ---------- -----------   ---------
Revenue....................................   $139,063                $139,063
Cost of sales..............................     64,496                  64,496
                                              --------                --------
  Gross margin.............................     74,567                  74,567
Expenses:
  Research and development.................     21,316     (4,508)(c)   16,808
  Selling, general and administrative......     19,794       (413)(d)   18,478
                                                             (903)(e)
  Compensation costs.......................     15,051    (15,051)(f)      --
                                              --------    -------     --------
    Operating income.......................     18,406     20,875       39,281
Interest expense...........................      2,955     (2,859)(b)       96
Interest and other income..................     (2,178)                 (2,178)
(Gain) on sale of assets...................    (10,734)    10,734(c)       --
                                              --------    -------     --------
  Income before income taxes from
   continuing operations...................     28,363     13,000       41,363
    Income tax expense.....................      5,320      9,494(g)    14,814
                                              --------    -------     --------
Income from continuing operations before
 extraordinary items.......................   $ 23,043    $ 3,506     $ 26,549
                                              ========    =======     ========
Net income per common share(h):
  Basic....................................                           $   0.48
                                                                      ========
  Diluted..................................                           $   0.43
                                                                      ========
Weighted average common shares outstanding:
  Basic....................................                             55,454
                                                                      ========
  Diluted..................................                             61,647
                                                                      ========

 See "Notes to Unaudited Pro Forma Consolidated Statement of Operations" on the
                                following page.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a) Reflects elimination of management fees incurred in connection with our management agreements with each of Bain Capital and Bear Stearns which will be terminated in connection with this offering by mutual consent of the parties. We will pay an aggregate fee of $2.7 million to terminate these agreements. Such termination fees have not been reflected in our pro forma consolidated statement of operations.

(b) Reflects the decrease in interest expense in connection with the use of net proceeds from the offering to repurchase our senior subordinated notes and repay our senior credit facility.

(c) On February 18, 1999, we sold certain intellectual property and equipment of our non-core data communications product group to 3Com Corporation for approximately $16.0 million in cash, resulting in a $10.7 million non-taxable gain. Because we retain the right to sell certain of our existing and next generation transceiver products, no adjustments have been made to eliminate the historical revenue of non-core data communications product group, which was approximately $7.5 million in the nine months ended April 1, 2000 and $15.2 million in fiscal 1999.

  The adjustment reflects the impact on income from operations resulting from the sale of the assets of our non-core data communications product group, as summarized in the table below:

   Research and development costs, net.................................. $4,244
   Sublease rental income...............................................    264
                                                                         ------
   Impact on income from operations..................................... $4,508
                                                                         ======

(d) On April 13, 1999, we sold our corporate headquarters located in Norristown, PA. Concurrent with the sale, we entered into an operating lease arrangement for the property with the buyer.

  The adjustment reflects the impact on income from operations resulting from the sale and leaseback of the facility, as summarized in the table below:

   Operating lease payments............................................. $(576)
   Building depreciation................................................   163
                                                                         -----
   Impact on income from operations..................................... $(413)
                                                                         =====

(e) The pro forma adjustment represents non-recurring investment banking, legal and other fees incurred in connection with the recapitalization and proxy contest relating to our February 1, 1999 shareholder meeting.

(f) In fiscal 1999, we recorded a $15.1 million charge related to the accelerated vesting, cash-out and conversion of employee stock options that occurred upon the consummation of the recapitalization.

(g) Represents the income tax adjustments required to result in a pro forma income tax provision based on: (i) our historical tax provision using historical tax amounts and (ii) the direct tax effect of the pro forma adjustments described above at an estimated 40% effective tax rate.

(h) Pro forma net income per share and weighted average shares outstanding have been adjusted to reflect the reclassification of all classes of common stock into one class of common stock and reflects the 1.6942-to-1 stock-split that will occur as of the pricing date of this offering. In addition, shares being sold in this offering have been included in weighted average shares outstanding because the proceeds will be used to repay outstanding indebtedness.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               April 1, 2000
                                 (in thousands)

                                         Historical  Adjustments    Pro Forma
                                         ----------  -----------    ---------
                ASSETS:
Current assets:
  Cash and cash equivalents............. $  31,320    $ 179,600 (a) $  43,323
                                                       (150,597)(a)
                                                        (17,000)(b)
  Marketable securities.................       278                        278
  Accounts receivable, net..............    18,389                     18,389
  Inventories, net......................     8,829                      8,829
  Prepaid expenses and other current
   assets...............................    12,529                     12,529
  Prepaid income taxes..................       --         6,745 (e)     6,745
  Deferred income taxes.................     8,209                      8,209
                                         ---------    ---------     ---------
    Total current assets................    79,554       18,748        98,302
                                         ---------    ---------     ---------
Property and equipment, net ............    12,335                     12,335
Debt issue costs, net...................    11,947      (11,947)(c)       --
Other assets............................     1,455                      1,455
                                         ---------    ---------     ---------
                                         $ 105,291    $   6,801     $112,092
                                         =========    =========     =========
  LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT):
Current liabilities:
  Current portion of long term
   obligations.......................... $      23                  $      23
  Accounts payable......................    11,093                     11,093
  Income tax payable....................     4,834       (6,800)(b)
                                                         (4,779)(c)
                                                          6,745 (e)       --
  Accrued expenses and other............     9,179                      9,179
                                         ---------    ---------     ---------
    Total current liabilities...........    25,129       (4,834)       20,295
                                         ---------    ---------     ---------
Senior credit facility..................    57,597      (57,597)(a)       --
Senior subordinated notes...............    93,000      (93,000)(a)       --
Deferred income taxes...................       928                        928
Other liabilities.......................     1,373                      1,373
                                         ---------    ---------     ---------
    Total liabilities...................   178,027    $(155,431)       22,596
                                         ---------    ---------     ---------
Stockholders' equity (deficit)
  New common stock......................       --           635 (a)       635
  Series A preferred stock..............    13,467      (13,467)(d)       --
  Class A common stock..................       285         (285)(d)       --
  Class B common stock..................        96          (96)(d)       --
  Class L common stock..................        40          (40)(d)       --
  Additional paid in capital............    34,579      178,965 (a)   227,432
                                                         13,888 (d)
  Accumulated deficit...................  (120,923)     (10,200)(b)  (138,291)
                                                         (7,168)(c)
  Notes receivable......................      (280)                      (280)
                                         ---------    ---------     ---------
Total stockholders' equity (deficit)....   (72,736)     162,232        89,496
                                         ---------    ---------     ---------
                                         $ 105,291    $   6,801     $ 112,092
                                         =========    =========     =========

 See "Notes to Unaudited Pro Forma Consolidated Balance Sheet" on the following page.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               April 1, 2000

(a) Reflects our sale of 12,500,000 shares of common stock generating gross proceeds of $200.0 million and the use of the estimated net proceeds of $179.6 million, net of the estimated underwriting discount and the offering expenses totaling $20.4 million, to (i) repurchase our senior subordinated notes, (ii) repay our senior credit facility and (iii) pay prepayment premiums (including accrued interest and related fees and expenses) of $17.0 million related to our senior subordinated notes. See "Use of Proceeds" and "Description of Indebtedness."

(b) Reflects the prepayment premiums of $17.0 million, before $6.8 million of related income tax benefit (at a 40% effective tax rate), on our senior subordinated notes resulting from the repayment of the debt in connection with the offering.

(c) Represents the write-off of $11.9 million in deferred financing costs, before $4.8 million of related income tax benefit (at a 40% effective tax rate), resulting in an extraordinary loss of $7.1 million in connection with the paydown of outstanding debt in connection with the offering. Amounts will differ based on the effective date of the offering.

(d) Adjusted to give effect to the stock split and the reclassification.

(e) Reclass the income tax benefit to prepaid income taxes.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. Our selected historical consolidated statements of operations data for the fiscal years ended July 3, 1999, June 27, 1998, June 28, 1997 and the selected historical consolidated balance sheet data as of July 3, 1999 and June 27, 1998 were derived from our historical consolidated financial statements that were audited by KPMG LLP, whose report appears elsewhere in this prospectus. Our selected historical statements of operations data for the fiscal years ended June 29, 1996 and June 30, 1995 and the selected historical balance sheet data as of June 28, 1997, June 29, 1996 and June 30, 1995 were derived from our audited financial statements that are not included in this prospectus. Our selected historical consolidated statements of operations for the nine months ended March 27, 1999 and April 1, 2000, and the selected historical balance sheet data as of March 27, 1999, and April 1, 2000, were derived from our unaudited interim consolidated financial statements that appear elsewhere in this prospectus. The selected historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes accompanying them included elsewhere in this prospectus.

                                          Year Ended(a)                      Nine Months Ended
                          -------------------------------------------------  -------------------
                          June 30,  June 29,  June 28,  June 27,   July 3,   March 27,  April 1,
                            1995      1996      1997      1998      1999       1999       2000
                          --------  --------  --------  --------  ---------  ---------  --------
                                       (in thousands, except per share data)
Statement of Operations
Data:
Revenue:
 Core...................  $56,844   $52,714   $ 63,280  $ 90,622  $ 107,710  $ 78,612   $106,801
 Non-core...............   40,901    38,616     41,079    70,012     31,353    24,383     13,710
                          -------   -------   --------  --------  ---------  --------   --------
 Total revenue..........  $97,745   $91,330   $104,359  $160,634  $ 139,063  $102,995   $120,511
                          =======   =======   ========  ========  =========  ========   ========
Gross margin............   52,096    36,482     45,222    71,775     74,567    52,820     71,573
Research and
 development............   10,995    10,547     13,521    19,797     21,316    16,435     18,062
Selling, general and
 administrative.........   20,450    18,653     15,654    19,678     19,794    15,086     13,905
Special charges (b).....    7,428     3,257     11,196       --      15,051       --       4,004
                          -------   -------   --------  --------  ---------  --------   --------
Income from operations..   13,223     4,025      4,851    32,300     18,406    21,299     35,602
Interest expense (c)....      715       403         63        64      2,955        78     13,855
Gain on sale of assets..      --        --         --        --     (10,734)  (10,580)       --
Interest and other
 expense (income), net..   (1,126)   (2,390)     5,984    (1,984)    (2,178)   (1,917)      (792)
                          -------   -------   --------  --------  ---------  --------   --------
Income (loss) from
 continuing operations
 before income taxes....   13,634     6,012     (1,196)   34,220     28,363    33,718     22,539
Income tax expense......    5,151     1,376      6,314    12,845      5,320     8,547      2,213
                          -------   -------   --------  --------  ---------  --------   --------
Income (loss) from
 continuing operations..    8,483     4,636     (7,510)   21,375     23,043    25,171     20,326
Loss from discontinued
 operations (d).........   (3,560)     (721)      (909)      --         --        --         --
Gain from extraordinary
 item...................      --        --         --        --         --        --         170
                          -------   -------   --------  --------  ---------  --------   --------
Net income (loss).......  $ 4,923   $ 3,915   $ (8,419) $ 21,375  $  23,043  $ 25,171   $ 20,496
                          =======   =======   ========  ========  =========  ========   ========
Diluted income per share
 (e)....................  $  0.26   $  0.20   $  (0.43) $   0.96  $    0.86  $   1.19   $   0.41
Weighted average shares
 outstanding
 (diluted) (e)..........   18,712    19,639     19,439    22,264     26,278    21,111     43,104
Other Financial Data:
EBITDA (excluding non-
 recurring
 charges) (f)...........  $23,690   $10,411   $ 19,791  $ 36,879  $  38,422  $ 24,904   $ 42,977
Gross margin %..........     53.3%     39.9%      43.3%     44.7%      53.6%     51.3%      59.4%
Cash provided by
 operating activities...   16,019    11,476     10,397    22,345     24,450    23,993     26,886
Cash provided by (used
 in) investing
 activities.............   (8,792)    6,109    (19,274)  (13,490)    20,675    (2,662)     1,731
Cash provided by (used
 in) financing
 activities.............   (1,468)    3,145        (74)   (1,940)   (61,180)   (2,288)    (6,582)
Capital expenditures....    3,508     4,390      3,358     8,139      7,694     6,618      3,505
Depreciation and
 amortization...........    3,039     3,129      3,744     4,579      4,965     3,605      3,371
Balance Sheet Data:
Cash and cash
 equivalents............  $ 9,960   $27,376   $ 18,425  $ 25,340  $   9,285  $ 44,383   $ 31,320
Working capital.........   45,470    48,023     48,260    65,113     26,910    82,823     54,425
Total assets............   77,691    87,570     90,622   108,009     87,795   132,007    105,291
Total debt..............    3,774     4,063      1,709     1,523    170,030     1,411    150,620
Stockholders' equity
 (deficit)..............   62,484    69,164     70,147    89,768   (106,912)  114,197    (72,736)

       See "Notes to Selected Historical Consolidated Financial Data" on the
                                following page.

            Notes to Selected Historical Consolidated Financial Data
                                 (in thousands)

(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the fiscal year periods presented represent a 52-week operating cycle, except for fiscal year 1999 which represents 53 weeks.

(b) Special charges consist of the following:

                                         Year Ended                 Nine Months Ended
                         ------------------------------------------ ------------------
                                            June
                         June 30, June 29,   28,   June 27, July 3, March 27, April 1,
                           1995     1996    1997     1998    1999     1999      2000
                         -------- -------- ------- -------- ------- --------- --------
Compensation cost(1)....     --       --       --    --     $15,051    --         --
Change in business
 strategy(2)............   3,822      --       --    --         --     --         --
Discontinued product
 lines(2)...............   3,606      --       --    --         --     --         --
Facility closings(3)....     --     1,757      --    --         --     --         --
Write-off of in-process
 research and
 development
 costs(3)(4)............     --     1,500   11,196   --         --     --         --
Litigation
 settlement(5)..........     --       --       --    --         --     --       4,004
                          ------   ------  -------   ---    -------    ---     ------
                          $7,428   $3,257  $11,196   --     $15,051    --      $4,004
                          ======   ======  =======   ===    =======    ===     ======

---------------------
(1) In connection with the recapitalization, the Company recorded a one-time compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.
(2) We recorded charges of $3.8 million and $3.6 million in connection with the severance and other exit costs associated with the redirection of our multimedia strategy and the transfer of our test operations to offshore subcontractors.
(3) We recorded a one-time charge of $1.8 million for a facility closing and a $1.5 million charge for the non-deductible intangible write-off incurred in connection with the acquisition of Value Media.
(4) We recorded a one-time charge of $11.2 million for the non-deductible intangible write-off incurred in connection with our acquisition of MicroClock, Inc.

(5) In connection with the establishment of our Arizona design center, we recorded a one-time charge of $4.0 million.

(c) On May 11, 1999, we effected the recapitalization. We issued $100.0 million in aggregate principal amount of our senior subordinated notes in connection with the recapitalization and entered into our $95.0 million senior credit facility. As of April 1, 2000, $93.0 million aggregate principal amount of our senior subordinated notes was outstanding, and $57.6 million was outstanding under our senior credit facility.

(d) In fiscal 1995, we acquired a 51% majority interest in ARK Logic, Inc., a developer of complex graphic accelerator chips. Subsequently, in fiscal year 1997, we disposed of our majority interest in ARK Logic, Inc. The disposition of ARK Logic, Inc. was accounted for as a discontinued operation and all periods prior to the disposition have been restated to reflect this presentation.

(e) Diluted income per share and weighted average shares outstanding-diluted have been adjusted to reflect the 1.6942-to-1 common stock-split that will occur as of the pricing date of this offering.

(f) EBITDA represents earnings from continuing operations before interest, taxes, depreciation, amortization, other income and expense and special charges. EBITDA is presented because we believe that it is frequently used by security analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income, as an indicator of our operating performance, or as an alternative to any other measures of performance in accordance with generally accepted accounting principles.

   The following table sets forth a reconciliation of income (loss) from continuing operations before income taxes to EBITDA (See notes to "Unaudited Pro Forma Consolidated Statements of Operations" for additional details):

                                         Year Ended                      Nine Months Ended
                          ---------------------------------------------  ------------------
                           June     June               June
                            30,      29,    June 28,    27,    July 3,   March 27, April 1,
                           1995     1996      1997     1998      1999      1999      2000
                          -------  -------  --------  -------  --------  --------- --------
Income (loss) from
 continuing operations,
 before income taxes....  $13,634  $ 6,012  $ (1,196) $34,220  $ 28,363   $33,718  $22,539
Depreciation and
 amortization...........    3,039    3,129     3,744    4,579     4,965     3,605    3,371
Interest expense........      715      403        63       64     2,955        78   13,855
Interest and other
 expense (income), net..   (1,126)  (2,390)    5,984   (1,984)   (2,178)   (1,917)    (792)
Gain on sale of assets..      --       --        --       --    (10,734)  (10,580)     --
Special charges.........    7,428    3,257    11,196      --     15,051       --     4,004
                          -------  -------  --------  -------  --------   -------  -------
EBITDA..................  $23,690  $10,411  $ 19,791  $36,879  $ 38,422   $24,904  $42,977
                          =======  =======  ========  =======  ========   =======  =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

   We are a worldwide leader in the design, development and marketing of silicon timing devices for a number of high-growth application segments. Our silicon timing devices are used in a variety of consumer and business electronics such as personal computers, or PCs, digital cameras, set-top boxes, PC peripherals and DVD players. Our products are increasingly being used in various communications applications including routers, switches, fiber optics, cable modems and ADSL equipment.

   Silicon timing devices are integrated circuits that emit timing signals or pulses required to sequence and synchronize electronic operations to ensure that information is interpreted at the right time and speed. All digital devices require a timing signal and those with any degree of complexity require silicon timing devices to time and synchronize their various operations.

   We currently operate through two product groups: our core silicon timing business, which includes products sold to the consumer and business electronics and communications equipment industries, and our non-core business, which includes integrated circuits called transceivers used primarily to receive and transmit electronic data between PCs in networking applications and custom mixed-signal integrated circuits that combine analog and digital technology. While our core silicon timing business continues to grow, we expect that the contribution from our non-core business will decline over time. Substantially all of our research and development investment, as well as our marketing and sales efforts, are focused, and will continue to focus, on our core silicon timing business.

   Prices for our products are predominantly a function of their position in the product life cycle, design complexity, competitive environment, the price of alternative solutions such as crystal oscillators and overall market demand. We recognize revenue upon shipment, and substantially all of our sales are made on the basis of purchase orders rather than long-term agreements.

   After this offering and the use of the proceeds as previously described, we expect an increase in our effective income tax rate from 18.8% for fiscal 1999 and 9.8% for the first nine months of fiscal 2000. Had this offering occurred at the beginning of our fiscal year, we estimate that our effective tax rate for the nine six months of fiscal 2000 would have been 19.2% due to the elimination of interest expense. Our tax rate reflects the revenue we recognize through our testing facility in Singapore. Because of this investment in Singapore, we have been granted a tax holiday through 2003, which reduces our overall tax expense. We intend to apply for an extension of this tax holiday when it expires.

   We incurred, in connection with a recently settled lawsuit involving the establishment of our Phoenix Design Center, an additional charge of approximately $0.9 million. We do not anticipate any further charges for this settlement. We expect to incur in the fourth quarter of fiscal 2000 a non-recurring extraordinary charge for early debt extinguishment of approximately $17.4 million, net of tax, relating primarily to the premium on the redemption and repurchase of our senior subordinated notes and the elimination of deferred financing costs associated with the repayment of our senior subordinated notes and the retirement of our senior credit facility.

Recent Developments and Outlook

   Our results for the three months ended April 1, 2000, the third quarter of fiscal 2000, are summarized below and are compared to the quarter ended March 27, 1999:

                                                            Three Months Ended
                                                          ----------------------
                                                          March 27, April 1,
                                                            1999      2000
                                                          --------- --------
                                                             (dollars in
                                                              millions)
   Revenue:
    Core.................................................   $27.6    $37.0
    Non-core.............................................     7.4      4.6
                                                            -----    -----
    Total Revenue........................................   $35.0    $41.6
                                                            =====    =====
   Gross Margin..........................................    20.4     25.5
   Gross Margin %........................................    58.3%    61.4%
   Operating Profit......................................   $ 9.6    $13.0
   Operating Margin %....................................    27.3%    31.3%

   Our revenue for the third quarter of fiscal 2000 was $41.6 million, an 18.9% increase over the corresponding quarter in fiscal 1999. Our core revenues increased 34.0% over the corresponding quarter in 1999, and increased as a proportion of total revenues to 88.9% from 78.9% over this period. The growth in our core revenues reflected an increase in market share for our silicon timing products in the PC industry, as well as sharply increased sales to the communications industry and digital set-top box applications.

   Gross margin increased from $20.4 million in the third quarter of fiscal 1999 to $25.5 million in the third quarter of fiscal 2000, an increase of 25.0%. The trend to higher margin products and material cost reductions increased gross margin as a percentage of sales to 61.3% from 58.3% in the similar period a year ago.

   We believe that a number of current initiatives and recent product introductions will make an increasing contribution to our financial performance throughout the next 12 to 18 months. Some of these initiatives are highlighted below.

  . We have introduced a broad product family for the communications industry, where growth and new broadband technologies are being driven by the rapid pace of Internet infrastructure development. We have numerous new design wins at communication OEMs including Motorola, Lucent, Nortel, Cisco Systems, Fujitsu and Alcatel.

  . We are currently involved in the design of silicon timing devices for the next generation of PC motherboards. We are well positioned to deliver significant volume for the Intel's Solano(R) and AMD's K7 motherboards this year. In particular, our new generation silicon timing devices under development are targeted for the Timna and Willamette processors, both of which are planned for mass production in calendar 2001.

  . Since 1998 we have increased revenues from silicon timing devices for digital set-top boxes and have developed substantial market share in this rapidly growing market. As conversion into digital set-top box applications accelerates, we have seen rapid growth in revenues from set-top box OEMs such as Hughes, General Instruments and Scientific Atlanta.

  . We continue to realize cost savings, particularly in our manufacturing and assembly processes. These cost savings have helped to improve our gross margin from 58.3% during the three months ended March 27, 1999 to 61.4% in the three months ended April 1, 2000.

Company History and Significant Transactions

   We were founded in 1976 as a mixed-signal (analog/digital) circuit design house, and we pioneered the silicon timing market in 1988, introducing products for video and graphics applications.

 The Recapitalization

   In the recapitalization on May 11, 1999, affiliates of Bain Capital, an affiliate of Bear Stearns and Co., Inc. and certain members of management made an aggregate equity investment in our company of approximately $50 million as part of agreements to redeem and purchase all of our outstanding shares of common stock and vested options for consideration (including fees and expenses) totaling $294.4 million.

 Sale of Certain Assets from our Non-Core Business

   On February 18, 1999, we sold certain intellectual property and equipment of our non-core data communications business to 3Com Corporation for $16.0 million in cash. We decided to reduce our ongoing investment in this business in order to focus on our core silicon timing business.

   We believe our core product groups will continue to experience stronger growth and higher margins, as well as represent a more favorable risk profile than our non-core business. Most importantly, we believe we have several competitive advantages in our core product groups which will enable us to sustain our leadership positions in these markets.

   The sale of certain assets from our non-core business benefits us by permanently eliminating certain costs associated with research and development while at the same time allowing us to retain the right to sell certain of our existing transceiver products over their remaining product life cycles. While revenue from this product group will decline over the next few years, this sale allows us to optimize this product group's cost structure and profit contribution while these products continue to be sold.

 Quarterly Results

   The following table sets forth the unaudited historical quarterly revenue, gross margins and gross profit percentage for our core and non-core product groups:

                                                    Fiscal Year
                         ---------------------------------------------------------------------------
                                  1998                        1999                     2000
                         --------------------------  --------------------------  -------------------
                          Q1     Q2     Q3     Q4     Q1     Q2     Q3     Q4     Q1     Q2     Q3
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
                                            (dollars in millions)
Revenue:
  Core.................. $22.8  $25.1  $23.3  $19.4  $24.1  $26.9  $27.6  $29.1  $32.4  $37.4  $37.0
  Non-core..............  15.8   17.9   20.2   16.1    8.1    8.9    7.4    7.0    5.4    3.7    4.6
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
    Total............... $38.6  $43.0  $43.5  $35.5  $32.2  $35.8  $35.0  $36.1  $37.8  $41.1  $41.6
Gross Margin:
  Core.................. $10.2  $12.1  $11.2  $ 8.5  $11.0  $13.2  $16.5  $17.9  $18.8  $21.9  $22.7
  Non-core..............   7.3    7.5    8.4    6.6    3.9    4.3    3.9    3.9    3.2    2.1    2.8
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
    Total............... $17.5  $19.6  $19.6  $15.1  $14.9  $17.5  $20.4  $21.8  $22.0  $24.0  $25.5
Gross Margin %:
  Core..................  44.7%  48.2%  48.1%  43.8%  45.6%  49.1%  59.8%  61.5%  58.0%  58.6%  61.4%
  Non-core..............  46.2   41.9   41.6   41.0   48.1   48.3   52.7   55.7   59.3   56.8   60.9
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
    Total...............  45.3%  45.6%  45.1%  42.5%  46.3%  48.9%  58.3%  60.4%  58.2%  58.4%  61.3%

   Growth in our business is being driven by our core silicon timing business. Recent successes in the consumer and business electronics market, particularly with our PC motherboards and digital set-top boxes, as well as our emerging presence in communications equipment products, have helped drive this growth. Our gross margin improvement in fiscal 1999 reflects our increasing volumes, sales of higher margin products, cost savings at our third party fabrication and assembly facilities and savings achieved by taking our testing procedures in-house at our Singapore testing facility.

Results of Operations

   The following table sets forth statement of operations line items as a percentage of total revenue for the periods indicated and should be read in conjunction with the Consolidated Financial Statements and notes thereto.

                                        Year Ended          Nine Months Ended
                                 -------------------------- ------------------
                                 June 28,  June 27, July 3, March 27, April 1,
                                   1997      1998    1999     1999      2000
                                 --------  -------- ------- --------- --------
                                 (expressed as a percentage of total revenue)
Revenues........................  100.0%    100.0%   100.0%   100.0%   100.0%
  Core..........................   60.6      56.4     77.5     76.3     88.6
  Non-core......................   39.4      43.6     22.5     23.7     11.4
Gross margin....................   43.3      44.7     53.6     51.3     59.4
Research and development
 expense........................   13.0      12.3     15.3     16.0     15.0
Selling, general and
 administrative expense.........   15.0      12.3     14.3     14.6     11.6
Non-recurring special charge....   10.6       --      10.8      --       3.3
                                  -----     -----    -----    -----    -----
Operating income................    4.7      20.1     13.2     20.7     29.5
Other expense (income)..........    5.8      (1.2)    (1.6)    (1.8)    (0.7)
Gain on sale of DataCom.........    --        --      (7.7)   (10.3)     --
Interest expense................    0.1       --       2.1      0.1     11.5
                                  -----     -----    -----    -----    -----
Income (loss) before income
 taxes from continuing
 operations.....................   (1.2)     21.3     20.4     32.7     18.7
Income tax expense..............   (6.0)     (8.0)    (3.8)    (6.5)    (1.8)
                                  -----     -----    -----    -----    -----
Income (loss) from continuing
 operations.....................   (7.2)     13.3     16.6     24.4     16.9
Loss from discontinued
 operations.....................   (0.9)      --       --       --       --
Extraordinary item..............    --        --       --       --       0.1
                                  -----     -----    -----    -----    -----
Net income (loss)...............   (8.1)%    13.3%    16.6%    24.4%    17.0%
                                  =====     =====    =====    =====    =====

 Nine Months Ended April 1, 2000, as Compared to Nine Months Ended March 27,
 1999

   Total revenue for the nine months ended April 1, 2000, increased by $17.5 million to $120.5 million as compared to the similar period in the previous year. The increase is primarily due to the increase in revenue generated by our core silicon timing business.

   The core silicon timing revenue increased by $28.2 million to $106.8 million for the nine months ended April 1, 2000, as compared to the prior year period. The increase is principally attributable to strong demand from PC motherboard and set-top box products. We were successful in the sale of products to the communications equipment industry. Core revenue contributed approximately 88.6% of consolidated revenue for the nine months of fiscal 2000, which represented an increase from 76.3% for the prior year period.

   Non-core revenue decreased by $10.7 million to $13.7 million for the nine months ended April 1, 2000, as compared to the prior year period. Non-core revenue represented approximately 11.4% of total revenue in the nine months of fiscal year 2000, as compared to 23.7% in the prior year period. This is primarily due to shifting the focus to the core silicon timing business. We sold intellectual property and equipment of its non-core business to 3Com Corporation on February 18, 1999, and continue to sell and support existing and next generation Fast Ethernet transceiver products.

   Foreign revenue (which includes shipments of integrated circuits to foreign companies as well as offshore subsidiaries of US multinational companies) was 70.3% of total revenue for the nine months of fiscal 2000 as compared to 69.0% of total revenue in the prior year period. While the percentage increase reflected growing sales to the Pacific Rim markets, certain of our international sales were to customers in the Pacific Rim which in turn sold some of their products to North America, Europe and other non-Asian markets.

   Despite an increase in total revenues, cost of sales decreased $1.3 million to $48.9 million for the nine months ended April 1, 2000, as compared to the prior year period, due to material cost savings in the manufacturing processes, cost savings from our in-house testing and favorable product mix trends. Cost of sales as a percentage of total revenue was 40.6% for the first nine months of fiscal 2000 as compared to 48.7% in the prior year period.

   Research and development, or R&D, expense increased $1.7 million to $18.1 million for the first nine months of fiscal 2000 from $16.4 million in the prior year period. As a percentage of revenue, research and development decreased to 15.0% as compared to 16.0% in the nine months of fiscal 1999. Continued emphasis on R&D has contributed to the increase in expense with greater spending in research and development for the core silicon timing business. This increase is slightly offset by the decreased expenses for the non-core business. This increased expense represented a lower percentage of revenue due to the significant increase in sales during fiscal 2000.

   Selling, general and administrative expense increased $2.8 million to $17.9 million for the nine months of fiscal 2000 as compared to the prior year period. The increase is primarily due to a $2.3 million payment in connection with a recently settled lawsuit involving the establishment of our Phoenix design center. As a party to a consulting agreement with both Bain Capital and Bear Stearns, we incurred a management fee for the nine months ended April 1, 2000 equal to $0.8 million, or 0.6% of revenue. There was no management fee in the prior year period. As a percentage of total revenue, selling, general and administrative expenses increased to 15.4% of revenue as compared to 14.6% in the prior year period. Goodwill amortization remained flat at $0.2 million for both periods presented.

   In dollar terms, operating income was $35.6 million in the nine months of fiscal 2000 compared to $21.3 million in the prior year period. Expressed as a percentage of revenue, operating income was 29.5% and 20.7% in the nine months of fiscal 2000 and the prior year period, respectively.

   Interest and other income was $0.7 million for the nine months ended April 1, 2000 and $12.5 million in the prior year period. Interest income decreased as a result of lower cash balances available for investing.

   Interest expense was $13.9 million in the nine months of fiscal 2000 and $0.1 million in the nine months of fiscal 1999. The increase in interest expense is attributable to the financing obtained in connection with our May 1999 recapitalization.

   Gain on the early retirement of bonds, net of taxes, was $0.2 million for the nine months of fiscal 2000. There was no gain on retirement of bonds during the prior year period.

   Our effective income tax rate was 9.8% for the nine months of fiscal 2000 as compared to 25.3% in the prior year period. The decrease in the tax rate is primarily attributable to the tax benefits of our Singapore operations and additional interest expense. As our Singapore facility becomes more profitable, it causes our consolidated tax rate to decrease due to Singapore's tax holiday, in which operating income is not taxable for five years ending in fiscal 2003.


 Fiscal Year 1999 as compared to Fiscal Year 1998

   We achieved revenue of $139.1 million in fiscal year 1999, as compared to $160.6 million in fiscal year 1998. This decrease in fiscal year 1999 revenue was attributable to a decrease in revenue from the non-core product lines.

   Our core component revenue increased $17.1 million to $107.7 million for fiscal year 1999 as compared to the prior year. The increase is attributable to strong demand from PC motherboard OEM customers.

   Core products contributed approximately 77.5% and 56.4% of total revenue in fiscal years 1999 and 1998, respectively. In fiscal 1999 we were involved in the design of frequency timing generators, or FTGs, a form of silicon timing device, for the next generation of PC motherboards. In particular, our FTGs are being used for the Pentium(R) III (high-end motherboard), Whitney (sub-$1,000 PC motherboard) and Mobile BX (new notebook motherboard) platforms, all of which were released in calendar 1999. We continue to develop products for our existing clients and expand into high performance timing solutions supporting networking, communication, workstation and server applications.

   Our non-core component revenue represented approximately 22.5% of total revenue in fiscal year 1999, as compared to 43.6% in fiscal year 1998. This is due to the decreased market share from network system suppliers of the single chip 10/100-Mb transceivers. In fiscal year 1998, we shifted our focus away from the transceiver market to our core business. We sold certain intellectual property and equipment of our non-core business to 3Com Corporation on February 18, 1999, but will still continue to sell and support existing and the next generation Fast Ethernet transceiver products.

   Foreign revenue, which resulted primarily from sales to offshore customers was 68.8% and 58.8% of total revenue in fiscal years 1999 and 1998, respectively. While the percentage increase reflected growing sales to the Pacific Rim markets, certain of our international sales were to customers in the Pacific Rim region who in turn sold some of their products to North America, Europe and other non-Asian markets. Our sales are denominated in U.S. dollars.

   Cost of sales as a percentage of total revenue was 46.4% in fiscal year 1999, as compared to 55.3% in fiscal year 1998. We have continued to realize material cost savings in the manufacturing processes. We have received price reductions from their subcontractors and are also realizing savings from our internal testing site in Singapore. These cost savings and favorable product mix trends have helped to improve our gross margin.

   Research and development expense expressed as a percentage of revenue was 15.3% in fiscal year 1999, as compared to 12.3% in fiscal year 1998. In dollar terms, research and development spending increased 7.7% from fiscal year 1998 to 1999. The increase is attributable to a compensation charge of $1.3 million arising from the modifications of stock options owned by certain employees affected by the sale of assets to 3Com. As a result of the sale of assets to 3Com, we expect that there will be savings in research and development expenses, which will be offset by additional expenses incurred to support our expansion into high performance clocking solutions supporting networking, communication, workstation and server applications.

   Selling, general and administration expense was 14.3% and 12.3% of total revenues in fiscal years 1999 and 1998, respectively. In monetary terms, expenses have increased 0.6% from fiscal year 1998 to fiscal year 1999. The increase from 1998 to 1999 represents increased charges for the proxy contest relating to our annual shareholders' meeting. We were faced with a proxy contest that was waged by our former Chief Executive Officer. As a result of the proxy contest, we incurred mailing, legal and printing costs of approximately $0.8 million for our annual meeting, in excess of those historically incurred for routine and annual shareholders' meetings, during both the second and third quarters of fiscal year 1999. This was offset by the decrease in variable selling expenses as a result of decreased revenues.

   In connection with the recapitalization, we recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.

   Expressed as a percentage of revenue, operating income was 13.2% and 20.1% in fiscal years 1999 and 1998, respectively. In dollar terms, operating income was $18.4 million in fiscal year 1999 compared to $32.3 million in fiscal year 1998. Fiscal year 1999 includes a special charge of $15.1 million relating to the vesting of outstanding options arising from the recapitalization. Accordingly, operating income before special charges was 24.0% of revenue in fiscal year 1999 as compared to 20.1% in fiscal year 1998.

   In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software from our non-core product line to 3Com Corporation for $16.0 million in cash. We recognized $10.7 million as the gain on the sale.

   Interest and other income was $2.2 million in fiscal year 1999 and $2.0 million in fiscal year 1998. Interest income increased as a result of higher cash balances available for investing.

   Interest expense was $3.0 million in fiscal year 1999 and $0.1 million in fiscal year 1998. The increase in interest expense is attributable to the financing obtained in connection with the recapitalization.

   After adjusting for minority interest and equity investment, our effective tax rate related to income from continuing operations was 18.8% and 37.5% for fiscal years 1999 and 1998, respectively. The effective tax rate for fiscal years 1999 and 1998 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The significant decrease from fiscal years 1998 to 1999 is the result of the profitability of the Singapore operations being larger than the domestic operations. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $4.3 million liability.

   Fiscal year 1999 reflects a net income of $23.0 million as compared to a net income of $21.4 million for fiscal year 1998. Excluding special charges, however, net income for fiscal year 1999 would have been $32.8 million. The changes in income are disclosed in the previous paragraphs.

 Fiscal Year 1998 as compared to Fiscal Year 1997

   We achieved revenue of $160.6 million and $104.4 million in fiscal years 1998 and 1997, respectively.

   Our core component revenue increased $27.3 million to $90.6 million for fiscal year 1998 as compared to the prior year. The acquisition of MicroClock, Inc. in the third quarter of fiscal year 1997 accounted for $14.1 million of the increase with the remaining amount attributable to strong demand from PC motherboard OEM customers. The acquisition of MicroClock, Inc. allowed us to penetrate the market for silicon timing devices outside of our existing PC customer base.

   Core silicon timing devices contributed approximately 56.4% and 60.6% of total revenue in fiscal years 1998 and 1997, respectively. Although the silicon timing markets for motherboard and PC peripheral applications are expected to continue to be major sources of revenue, we intend to increase our presence in non-PC applications which comprised approximately 6% of total silicon timing component revenue in fiscal year 1997.

   Our non-core component revenue represented approximately 43.6% in fiscal year 1998 and 39.4% of total revenue in fiscal year 1997. Increases in fiscal year 1998 revenue were due to increased penetration of our transceiver products within network system suppliers and revived demand for PC video graphics products. In fiscal year 1999, we shifted our focus away from the non-core transceiver market to our silicon timing device product group. We sold certain intellectual property and equipment of our non-core product group to 3Com Corporation on February 18, 1999, but still continue to sell and support existing and next generation Fast Ethernet transceiver products.

   As a result of the merger of Turtle Beach and Voyetra, Turtle Beach was de-consolidated commencing November 30, 1996. Our 35% share of net losses at Voyetra was recorded under the equity method of accounting during the remainder of fiscal year 1997. Revenues were 6.5% of total revenue in fiscal year 1997.

   During the fourth quarter of fiscal year 1997, we determined that, due to significant events and changes in circumstances, it was probable that our investment in Voyetra would not be recoverable. Accordingly, we recorded an impairment loss of approximately $7.1 million on our investment in Voyetra in the fourth quarter of 1997.

   Foreign revenue, which resulted primarily from sales to offshore customers, was 58.8% and 60.3% of total revenue in fiscal years 1998 and 1997, respectively. The decrease in fiscal year 1998 reflected a substantial increase of transceiver shipments in North America. Certain of our international sales were to customers in the Pacific Rim who in turn sold some of their products to North America, Europe and other non-Asian markets. Our sales are denominated in U.S. dollars.

   Cost of sales consists of costs related to the purchase of processed wafers, assembly and testing services provided by third-party suppliers, as well as costs arising from in-house product testing, shipping, quality control and manufacturing support operations. Cost of sales as a percentage of total revenue was 55.3% in fiscal year 1998 and 56.7% in fiscal year 1997. The decrease in cost of sales in fiscal year 1998 reflected reduced material costs, conversion to in-house testing in Singapore and favorable product mix trends. These cost savings have helped to improve our gross margin.

   Research and development expense expressed as a percentage of revenue was 12.3% in fiscal year 1998, as compared to 13.0% in fiscal year 1997. In dollar terms, research and development spending increased 46.4% from fiscal year 1997 to 1998, primarily as a result of the hiring of additional engineering personnel, investment in new design tools and increased activity related to new product development and enhancement programs for existing standards products.

   Selling, general and administration expense was 12.3% and 15.0% of total revenues in fiscal years 1998 and 1997, respectively. In monetary terms, expenses increased 28.6% from fiscal year 1997 to fiscal year 1998. The increase from fiscal year 1997 to fiscal year 1998 primarily represents increases in variable costs associated with revenue growth, including $0.5 million for bad debt reserves.

   Fiscal year 1997 included a special charge of $11.2 million as a result of the write-off of in-process research and development costs arising from the acquisition of MicroClock.

   Expressed as a percentage of revenue, operating income was 20.1% and 4.7% in fiscal years 1998 and 1997, respectively. In dollar terms, operating income was $32.3 million in fiscal year 1998 as compared $4.9 million in fiscal year 1997. Fiscal year 1997 includes a special charge of $11.2 million as a result of the write-off of in-process research and development costs arising from the acquisition of MicroClock. Accordingly, operating income before special charges was 20.1% of revenue in fiscal year 1998, as compared to 15.3% in fiscal year 1997.

   Interest and other income was $2.0 million in fiscal year 1998 as compared to $1.8 million in fiscal year 1997. Interest income increased as yields on our investments improved.

   Interest expense was $0.1 million in fiscal year 1998 and in fiscal year 1997. Interest related to the PIDA loan on the Valley Forge building.

   After adjusting for minority interest and equity investment, our effective tax rate related to income from continuing operations was 37.5% and 95.8% for fiscal years 1998 and 1997, respectively. The effective tax rate for fiscal year 1998 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The effective tax rate for fiscal year 1997 includes $11.2 million for the non-deductible intangible write-off related to the acquisition of MicroClock, Inc. and a $7.1 million capital loss for the impairment of the Voyetra investment.

   Fiscal year 1998 reflects a net income of $21.4 million as compared to a loss of $8.4 million for fiscal year 1997. Excluding special charges, equity investment related charges and minority interest, however, net income for fiscal year 1997 was $10.6 million. The changes in income are disclosed in the previous paragraphs.

Discontinued Operations

   During the third quarter of fiscal year 1997, we implemented a plan, with approval of the Board of Directors, to dispose of our majority interest in our subsidiary, ARK Logic, within a 12-month period. Unlike our core business of developing mixed-signal components, ARK Logic uses different design tools and technology to engineer complex digital circuits. Accordingly, we have presented ARK Logic as discontinued operations and all prior periods have been restated to reflect this presentation. We recorded a charge of $1.5 million in the third quarter of fiscal year 1997, including severance and other exit costs. Subsequently, on June 17, 1997, we sold approximately 80% of our holdings in ARK Logic to Vision 2000 Ventures, Ltd. for which a gain of $2.4 million, including the reversal of severance and facility termination accruals, was recorded. Our remaining ownership interest in ARK Logic of approximately 11% was written off in the fourth quarter of fiscal year 1997.

Liquidity and Capital Resources

   At April 1, 2000, our principal sources of liquidity included cash and investments of $31.6 million as compared to the July 3, 1999 balance of $9.6 million. Net cash provided by operating activities was $26.9 million in the first nine months of fiscal 2000, as compared to $24.0 million in the prior year period. The cash provided by operating activities in the first nine months of fiscal 2000 consisted mainly of earnings before interest, taxes, depreciation and amortization expenses, or EBITDA, of $43.0 million offset by changes in operating assets of $2.0 million, interest payments of $9.9 million and income tax payments of $1.0 million. EBITDA increased $18.1 million over the same period in 1999 primarily due to the increases in gross margin, as discussed above. Our days sales outstanding decreased from 49 days in fiscal 1999 to 40 days in fiscal 2000, while inventory turns increased from 7.28 times in fiscal 1999 to 7.40 times in the first nine months of fiscal 2000.

   Purchases for property and equipment were $3.5 million in the first nine months of fiscal 2000 as compared to $6.6 million in the prior year period. The decrease is primarily due to our relocation into our new facility in San Jose during the second quarter of fiscal 1999. Purchases of property and equipment during fiscal 2000 in the amount of $1.3 million were invested in the start-up of our new Arizona facility.

   In the third quarter of 2000, Chartered Semiconductor PTE repaid $4.3 million, extinguishing the balance outstanding for the purchase commitment made during fiscal 1997 and 1998. The purchase commitment made during fiscal 1999 ends December 31, 2000, and accordingly, the remaining balance of $10.2 million is recorded as a current asset.

   We purchased $2.0 million of our senior subordinated notes below par in September, resulting in a gain of $36,000 net of income taxes, and $5.0 million below par in November, resulting in a gain of $134,000 net of income taxes. In the first nine months of fiscal 2000, we have paid $12.4 million in principal on our long term debt (term A and B loans), as well as $9.9 million in interest during the first nine months of fiscal year 2000. Certain of the our loan agreements require the maintenance of specified financial ratios and impose financial limitations. At April 1, 2000, we were in compliance with the senior credit facility covenants.

   Immediately following this offering, we will repay all outstanding obligations under our senior credit facility and terminate it, and we intend to enter into a new revolving credit facility. The new revolving credit facility will be used for working capital and general corporate purposes.

   We believe that the net proceeds from this offering, together with funds expected to be generated from our operations and borrowings under our new revolving credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. Thereafter, we may need to raise additional funds in future periods to fund our operations and potential acquisitions, if any. Any such additional financing, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds were raised through the issuance of equity securities or convertible debt securities, the percentage of ownership of our shareholders would be reduced. Furthermore, such equity securities or convertible debt securities might have rights, preferences or privileges senior to our common stock.

Inflation

   Inflation has not had a significant impact on our results of operations.

Year 2000

   Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems that accepted only two digit entries needed to be upgraded in order to accept date beginning January 1, 2000. To date, we have not experienced any date-related problems with our software. In addition, we have not been made aware of, nor have we experienced, date related problems with any third-party software. In addition, we do not believe that we will incur material costs in the future because of date related problems.

New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. We will adopt the requirements of this statement in our first fiscal quarter in fiscal year 2001.

Quantitative and Qualitative Disclosures About Market Risk

   Foreign Currency Exposures. Our sales are denominated in U.S. dollars, accordingly, we do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

   Interest Rate Risk. Because our obligations under our senior credit facility bear interest at variable rates, our results of operations are sensitive to changes in prevailing interest rates. We currently do not engage in interest rate hedging activities. We manage our interest rate risk by keeping variable rate instruments at less than 50% of total debt instruments.

                               INDUSTRY OVERVIEW

Overview

   Semiconductors, also referred to as integrated circuits, are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The two basic functional technologies for semiconductor products are analog and digital.

   Analog (or linear) devices monitor, amplify or transform analog signals. Analog signals vary continuously over a wide range of values. Analog circuits provide a critical interface between electronic systems and a variety of real-world phenomena such as sound, light, temperature, pressure, weight and speed.

   Digital devices perform binary arithmetic functions on data represented by a series of on/off states mathematically represented by "1s" and "0s". Historically, the digital integrated circuit market has been primarily focused on the fast growing markets for computing and information technology systems. Increasing demands for high-throughput computing and networking in recent years have led to drastic improvements in digital device performance. An example of these improvements is subsequent generations of ever-faster microprocessors that power personal computers.

   Electronic systems continuously translate analog signals into digital data and digital data into analog signals. Mixed-signal integrated circuits combine analog and digital circuitry on the same chip to process both analog signals and digital data. Historically, analog and digital circuitry has been developed separately given the technical difficulties associated with combining analog and digital circuitry onto a single integrated circuit. As a result, system manufacturers have generally addressed mixed-signal requirements using printed circuit boards containing many separate analog and digital circuits acquired from multiple suppliers. However, in an effort to improve performance, decrease system size and reduce costs, system designers are increasingly requiring the integration of both analog and digital functions onto a single chip.

Silicon Timing Devices

   Every microprocessor and, in fact, all electronic devices must incorporate a means to time and synchronize their various operations. Silicon timing devices are mixed-signal integrated circuits, usually on a single chip that, like miniature "clocks," emit timing signals or pulses used to sequence and synchronize electronic operations.

   Growth in our markets is being driven by the rapid pace of infrastructure development for the Internet, the increasing complexity of our customers' end products, and the transition from traditional analog devices to digital technologies. Internet infrastructure expansion is now largely broadband based, requiring higher operating frequencies and more complex digital equipment. This advancement has driven the continued proliferation of technologically complex consumer and business electronic devices that help optimize the Internet experience. In addition, the transition from traditional analog devices to digital devices has led to increasing consumer adoption of digital technologies such as HDTV or DVD players. Our silicon timing devices are well suited to these developments as they operate in analog and digital environments (i.e., mixed-signal) and can manage multiple frequencies, have high programmability and generally require less power than traditional timing products such as crystal oscillators, which are predominantly quartz based crystals that resonate at a single frequency.

   Silicon timing devices are an indispensable part of the electronic world as they ensure the smooth flow of data along crowded electronic pathways by integrating and sequencing multiple functions within complex systems. As each new generation of electronic devices becomes faster, adds more functions and accommodates more peripheral equipment, the task of designing "clocks" to control, sequence and synchronize their operations grows more complex and critical. Silicon timing devices perform critical timing control, sequence and synchronization functions for a wide variety of application markets, including: (1) computing systems, such as PCs, workstations, Internet appliances, disk drives and printers; (2) digital multimedia electronics, such as set-top boxes, DVDs, digital cameras and game machines; (3) Internet backbone equipment, such as switches, routers and framers; (4) Internet access equipment, such as cable and ADSL modems; and (5) network systems, such as servers and storage devices.

   The timing device market, including crystal oscillators, was approximately $2.8 billion in 1999. Given the growth in electronics, communications and the Internet, industry sources expect this market to grow to over $3.8 billion by 2001, an 18% per year growth rate. We expect, however, that silicon timing devices will grow at a much faster rate. In 1999, the total market for silicon timing devices was approximately $378 million, or 14% of the total market for timing devices, and is expected to grow to over $850 million, or 23% of the total market, by 2001, a growth rate of approximately 50% per year. Growth tends to be driven by the continued conversion of analog devices to digital systems and the increasing complexity of our customers' products, particularly given the demands of the Internet for bandwidth and speed.

   Silicon timing devices emerged through the design of frequency timing generators, or FTGs, predominantly for PCs. This began in 1990, when we designed the first FTG for a PC, and gathered momentum when our design was used with the Intel(R) Pentium(R) processor in 1993. In 1999, the worldwide market for silicon timing devices for PC FTGs, including notebook computers, was approximately $150 million, and we estimate that we have a 55% market share. Industry sources estimate that this market will grow to approximately $212 million by 2001, a 19% per annum growth rate. This growth is being driven by two primary factors: (1) growth in the global PC market resulting largely from the advent of the inexpensive (sub-$1,000) PC and the increasing popularity of the Internet, and (2) the increasing number of FTGs per PC motherboard, known as clock density. Industry sources estimate that clock density will continue to increase from current levels. The causes of increasing clock density include:
(a) higher microprocessor speeds requiring the separation of frequencies onto multiple clocks to function efficiently; (b) increasing CPU power and functions requiring more frequencies; and (c) the ongoing growth of peripheral applications.

   Historically, the silicon timing market and the market for FTGs for PC motherboards, in particular, have provided stable average prices and consistent margins. This market is less susceptible to downward pricing pressures and commoditization as silicon timing devices are specifically tailored to certain architectures and are highly sophisticated and differentiated products. Given their customized and specialized nature, individual silicon timing device products tend to be produced in small volume.

   We believe silicon timing devices have limited technological substitution risk. There are numerous technological, cost and design barriers that limit the functional integration of silicon timing devices into other chips such as:

  . Yield issues: The defect rate of silicon timing devices would adversely impact the production yield of more expensive chips;

  . Performance issues: Noise from the microprocessor would materially degrade the tight performance requirements of silicon timing devices;

  . Customized nature of silicon timing devices: Silicon timing devices are specifically tailored for memory type, microprocessor speed, and architecture. Supporting all configurations significantly increases cost and complexity;

  . Unique design issues: The complexity of silicon timing device designs could negatively affect the product time-to-market due to design and debug time;

  . Technological barriers: The analog component of a mixed-signal integrated circuit does not operate efficiently at the low voltage levels of high speed digital cores; and

  . Pin count restraint: Additional timing signal functions would add several "input/output" pins to a chip adding significant packaging and die costs as well as exacerbating severe space constraints.

                                    BUSINESS

   We are a worldwide leader in the design, development and marketing of silicon timing devices for a number of high-growth application segments. Our products are used in a variety of computing systems (e.g., PCs, workstations, Internet appliances, disk drives and printers) and digital multimedia electronic devices (e.g., set-top boxes, DVDs, digital cameras and game machines). We are also increasingly designing and producing silicon timing devices for Internet backbone equipment (e.g., switches, routers and framers), Internet access equipment (e.g., cable and ADSL modems) and network systems (e.g., servers and storage devices).

   Silicon timing devices are integrated circuits that emit timing signals or pulses required to sequence and synchronize electronic operations to ensure that information is interpreted at the right time and speed. All digital devices require a timing signal and those with any degree of complexity require silicon timing devices to time and synchronize their various operations.

   We have developed a reputation for engineering excellence and innovative technology in silicon timing design. We pioneered the silicon timing market in 1988, introducing silicon timing devices for video and graphics applications. Since then, we have consistently led the industry with several technical designs, including delivering the first silicon timing device for the PC motherboard in 1990. Our ongoing focus on product innovation has led to the introduction of approximately 424 new products into the marketplace over the past three fiscal years. We are the leading supplier of silicon timing devices to several markets, including PCs and digital set-top boxes, and we are continuing to design new products for communications equipment companies such as Motorola, Lucent, Nortel, Cisco Systems, Fujitsu and Alcatel. Over 40% of our current design opportunities are for communications equipment companies. A design opportunity reflects a request from a customer or potential customer for a silicon timing device. In the first six months of fiscal 2000, we converted over 80% of our design opportunities into design wins, which could lead to future production orders.

   We have developed long-standing and valuable relationships with the majority of leading original equipment manufacturers, or OEMs, of consumer and business and communications equipment electronics. We work closely with these OEMs to develop unique and proprietary timing, sequencing and synchronization solutions and are closely integrated into their product design and development process. Our top OEM customers include such companies as Asustek, Hughes Networks, Compaq, Dell, IBM, Echostar, Intel, E-Machines, General Instruments and Hewlett Packard.

Competitive Strengths

   Worldwide Leadership Position. We pioneered the market for silicon timing devices in 1988, shipped the first standard silicon timing device for desktop PC motherboards in 1990, and we believe we were the first to meet Intel's silicon timing device specifications for its Pentium(R) microprocessor series in 1993. We believe that we currently hold the leadership position in the largest market for silicon timing devices within desktop PC and notebook motherboards, with an estimated worldwide market share of 55%. In addition, we believe we have leadership positions in other markets for silicon timing devices, including set-top boxes and disk drives.

   Defensible Technology and Design Expertise. For over twenty years, we have developed libraries of proprietary and patented mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of silicon timing devices. Our focus on product innovation and leading technology has resulted in the introduction of approximately 424 new products into the marketplace over the past three fiscal years. We work closely with OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. As device attributes and system speeds continue to increase, silicon timing device designs become more complex. As a result, our combination of analog and digital expertise is an important core competency and a significant barrier to entry.

                             Industry First Designs

  .  1988--First to develop frequency timing generator

  .  1993--First to develop silicon timing for Pentium(R) motherboard

  .  1996--First to develop Fast Ethernet transceiver

  .  1997--First to incorporate EMI reduction into motherboard clocks

  .  1998--First to develop 1 gigahertz fiber channel clocks

  .  1998--First to develop pixel clock for flat panel displays

  .  1999--First to develop 3.3 volt multiple VCXO in set-top box industry

  .  2000--First to develop fully programmable clock for PCs

   Superior Product Performance and Attributes. We believe that we have the leading position in key timing performance measures. Industry research suggests that the technical capabilities of our products are, on average, superior to those of our major competitors. The combination of these performance attributes allows our products to operate faster than those of our competitors and improves overall system performance. Industry sources measured the products of the major competitors across five performance criteria including jitter (error in signal shape), skew (error in signal repetition), number of frequencies, breadth of products and EMI (electromagnetic interference). We ranked first in 4 of the 5 categories and second in the fifth.

                                                           No. of
                  Company                    Jitter Skew Frequencies Breadth EMI
                  -------                    ------ ---- ----------- ------- ---
Integrated Circuit Systems..................    1     1        1         1     2
Cypress.....................................    2     2        2         2     1
IMI.........................................    3     3        3         3     3

   Low Cost Provider. We believe that we are one of the lowest cost producers of silicon timing devices because of our ability to leverage research and development costs over a broad product line, our close relationship with suppliers and our position as one of the largest providers to the silicon timing device market. In addition, we use third-party manufacturers to supply silicon wafers and assemble our products. Therefore, we do not incur the significant fixed costs of building, operating and upgrading a wafer foundry or assembly house. As a result of our leadership position, extensive product portfolio and highly variable cost structure, we are able to offer a compelling value proposition to customers of high performance, quality products at competitive prices.

   Superior Time-to-Market Capabilities. Minimizing the time new products take to reach the market is an important purchase criterion for our customers who are increasingly trying to improve inventory and supply chain management to meet rapidly growing demand forecasts. We believe that our close relationships with leading third-party manufacturers, in-house testing capabilities, leading design expertise, large platform of existing designs, and close involvement with customer design teams allow us to anticipate customers' needs and provide faster product solutions than other competitors. Several examples illustrate our competitive advantage in this area. First, we developed the first chip in the industry whose timing signals can be pre-set from 1 to 160 MHZ by the user without additional external devices, software or programmers, thereby eliminating the high cost and long lead times associated with certain customized silicon timing devices. Second, we established our own testing and quality assurance facility in Singapore near a major third-party manufacturer in order to shorten delivery times to customer assembly facilities. Third, we have developed unique relationships with certain third-party manufacturers to store work-in-process chips (i.e., wafer banks) that are ready to be finished in half the normal production time upon order. Finally, we have a substantial portfolio of designs or building blocks from which we can draw upon to develop customized solutions quickly. We believe that the resulting time-to-market is substantially less than those of our competitors, thereby creating a significant competitive advantage with OEM customers.

   Broad and Diversified Product Line. We have a broad product line consisting of unique, customized solutions for a wide variety of application and customer segments, including consumer electronics, communications systems, medical devices and computer systems. Our ability to provide OEM customers with silicon timing technology and design expertise across their entire product line (e.g., desktop PCs, mobile PCs, servers and workstations) is a significant competitive advantage. For example, we have the ability to produce an unusually wide range of frequencies for our customers, from 66.6 megahertz silicon timing devices for older generation motherboard systems to 133 megahertz silicon timing devices for new generation Intel(R) Pentium(R) III processors to 460 megahertz silicon timing devices for very high performance workstations. In addition, our wide breadth of products helps to diversify our revenue base so that we are not dependent on the success of any single product. In fact, for the year ended July 3, 1999, the average product represented less than $300,000 of revenue. We believe that our broad and diversified product line will continue to provide significant value for our customers and enable us to expand our leadership position.

   Blue Chip Customer Base. We have long-standing and valuable relationships with most of the major OEMs of personal computers, peripherals and communications equipment. Certain systems architects, including Intel, Texas Instruments and Broadcom, reference our frequency timing components on their data sheets. We are closely integrated with the design teams of our system manufacturer customers and often are afforded the opportunity to solve their timing requirements early in their development cycle. The risk and cost to OEMs of certifying new vendors, our worldwide leadership position and continuing product innovation all provide significant competitive advantages and switching barriers versus smaller competitors.

   Experienced Management Team with Significant Equity Ownership. We are led by a team of eleven senior managers who average nearly eight years of experience with us and collectively possess over 200 years of experience in the semiconductor industry. Our management has demonstrated its ability to develop leading market share positions in several application segments, develop innovative core technology and achieve strong financial performance. After the offering, the senior management team and many other employees will own new common stock and options together representing up to approximately 18% of our common stock on a fully-diluted basis.

Business Strategy

   Our business strategy is to focus on our core silicon timing business and provide customized and increasingly complex products to our expanding and diversified customer base. We have developed a set of strong design systems and business processes that have enabled us to achieve a leading market position and a strong track record of profitable growth. We intend to continue this business strategy and strengthen our competitive position through the following initiatives:

  . Identify and target new market opportunities where there are strong growth prospects and where we can leverage our core silicon timing technologies. Just as we targeted the PC industry in the early 1990s, we have identified several other high-growth markets where we can market our silicon timing devices. These industries are being driven by the Internet and its users' demand for speed and bandwidth. Many of our customers are designing equipment to meet this need, and we already have several design wins on their existing and next generation products.

  . Dominate these new markets by developing multiple application specific products to meet the needs of our customers and create a leading market position. Many of our customers require unique or customized timing solutions for their products. Over the last three years, we have introduced more than 424 new products, and we continue to leverage our extensive library of designs and key process patents to meet these needs.

  . Maintain design leadership in core silicon timing technologies through our exclusive design library, patents on core technologies and significant investments in research and development. We believe that our strong market share is a function of our ability to continue to produce new designs within short time-to-market requirements. We have led the industry with many technical designs, including delivering one of the first silicon timing device for the Intel(R) Pentium(R) processor in 1993 and the Digital Alpha microprocessor in 1994. We are currently involved in the design of new and existing products for applications which only recently began using silicon timing devices, such as Internet access equipment (e.g., cable and ADSL modems), Internet backbone equipment (e.g., switches, routers and framers) and network systems (e.g., servers and storage devices). We are also involved in the next generation of our long-standing existing product portfolio for consumer and business electronics such as PCs and digital set-top boxes.

  . Expand into new timing markets through select acquisitions of technology and recruitment of personnel that complement our existing expertise. In 1997, we acquired Microclock, which allowed us to expand our silicon timing product portfolio outside the PC market. In 1999, we recruited a group of engineers for our Arizona design facility, which allowed us to penetrate several communications companies with our reference designs. We will continue to make similar investments when they can be done cost effectively and are consistent with our overall business strategy.

Product Overview

   Silicon Timing Devices. Our silicon timing devices product group represents our core business. We supply a broad line of products for use in the consumer and business electronics industries and increasingly supply products for the communications equipment industry. These silicon timing devices control multiple processes by providing and synchronizing the timing of the computer system, including signals from the microprocessor, video screen, graphics controller, memory, keyboard, disk drives and communication ports.

   Individual silicon timing products are used in a variety of application markets, including: (1) computing systems, such as PCs, workstations, Internet appliances, disk drives and printers; (2) digital multimedia electronics, such as set-top boxes, DVDs, digital cameras and game machines; (3) Internet backbone equipment, such as switches, routers and framers; (4) Internet access equipment, such as cable and ADSL modems; and (5) network systems, such as servers and storage devices. The timing requirements of these products have traditionally been served by crystal oscillators. Crystal oscillators are components manufactured from quartz that resonate at a single set frequency. In situations where a single silicon timing device can replace multiple crystal oscillators, silicon timing devices have emerged as both more cost-effective and technologically superior solutions to the crystal-based standard. We view the $2.4 billion crystal-based oscillator market as a future growth opportunity, as our silicon timing device products provide viable alternatives to the present crystal-based standard. Several application segments are leading the conversion from crystal oscillators to silicon timing devices, including set-top boxes, complex communications equipment and mass storage systems.

   Custom Mixed-Signal and Data Communications. This product group represents our non-core business. Our custom mixed-signal (analog and digital) integrated circuit products are customized to the specific requirements of a broad range of customers and applications. Custom mixed-signal products are used in medical, consumer and industrial applications such as glucose measurement devices, hearing aids, burglar alarm systems and caller ID boxes. These products are typically sold through development and product contracts of five years or more, which generally provide a minimum purchase commitment by the customer.

   Our data communications product group includes a portfolio of transceiver integrated circuits that transmit and receive electronic data between various PC systems. Our transceivers are utilized in a wide variety of networking protocols, including Fast Ethernet, Asynchronous Transfer Mode and SONET applications. Our flagship product, the ICS1890, was the industry's first single-chip integrated circuit transceiver for the Fast Ethernet protocol.

   On February 18, 1999, we sold certain intellectual property and equipment of our non-core data communications product group to 3Com Corporation for $16.0 million in cash. We decided to reduce our ongoing investment in this product group in order to focus on our core silicon timing product group.

   The sale of certain assets of our non-core product group benefits us by permanently eliminating certain fixed costs associated with research and development while at the same time allowing us to retain the right to sell certain of our existing transceiver products over their remaining product life cycles. While revenue from this product group will eventually decline over the next few years, the sale allows us to optimize this product group's cost structure and profit contribution while these products continue to be sold.

   We believe our core product groups will continue to experience stronger growth and higher margins, as well as represent a more favorable risk profile than our non-core product group. Most importantly, we believe we have several competitive advantages in our core product groups which will enable us to sustain our leadership positions in these relevant markets.

Manufacturing Relationships

   We qualify and utilize third-party suppliers for the manufacture of silicon wafers. All of our wafers currently are manufactured by outside suppliers, two of which supply the substantial majority of our wafers. These manufactured wafers are packaged at two primary assemblers. We agree with our suppliers on production schedules based on order backlog and demand forecasts for the approaching three month period.

                                 Top Suppliers

                                                                    Length of
                                                                   Relationship
                                                                   ------------
Wafer Fabs:
  Chartered Semiconductor.........................................    5 years
  United Microelectronics Corporation.............................   13 years
Assemblers:
  Amkor/Anam International........................................   18 years
  AMT.............................................................    9 years
  Orient Semiconductor............................................    5 years
  ChipPAC.........................................................     1 year

   During the fourth quarter of fiscal year 1997, we set up a test and drop-ship facility in Singapore's Kolam Ayer Industrial Park to achieve faster delivery of our products to customers throughout the Pacific Rim region. The Singapore facility handles wafer probe and final testing for over 95% of our silicon timing products. The facility began testing devices in the first quarter of fiscal year 1998 and shipments began in the second quarter of fiscal year 1998.

Sales Support and Customers

   We market our products through a direct sales force that manages a worldwide network of independent sales representatives and distributors. We direct our sales efforts through our offices in Norristown (PA), San Jose (CA), Houston
(TX) and Taipei (Taiwan).

   We believe that our customers' purchase decisions are based on performance, time-to-market, service and cost. Many customers have long relationships with us based on our success in meeting these criteria. We believe that our ability to rapidly respond to changes in demand for new or modified designs with consistent high quality is a major factor in our success at sustaining customer relationships. Reflecting these strong relationships, we are currently in the process of developing the next generation of timing devices to support the leading systems architects in personal computing and Internet services, as well as the communications broadband technologies.

   We currently have more than 400 customers, with no single customer accounting for 10% or more of our revenue in the fiscal year ended July 3, 1999 other than Maxtek Technology, which accounted for 12% of our fiscal year 1999 total revenue. We do not consider Maxtek Technology a single customer because they purchase our products to distribute to numerous OEMs.

                     Top OEM Customers in Each Product Area

                                                                         Custom Mixed-
Communications Infrastructure  Consumer and Business Electronics Signal and Data Communications
-----------------------------  --------------------------------- ------------------------------
Cisco                          Asustek                           Hewlett Packard
Samsung                        Hughes Networks                   Xircom
Scientific
 Atlanta                       Compaq                            Fujitsu
Nortel
 Networks                      Dell                              Newbridge
Intergraph                     IBM                               Lucent
Hitachi                        Echostar                          Microtouch
Marconi                        Intel                             Lifescan
Hitachi                        E-Machines                        KDI
Seiko-Epson                    General Instrument                GE
SGI                            Gateway                           Cochlear

Research and Development

   The design process for our products is extremely complex, involving the development of a prototype through computer-aided design, the use of simulation methodology, the generation of photo masks for the manufacturing process, the fabrication of wafers and the characterization of the prototype on test systems before submission to customers for qualification. Research and development efforts concentrate on the design and development of new leading-edge products for our markets and the continual enhancement of our design capabilities.

   Over the last three fiscal years, we have developed and introduced to market approximately 424 new products. For over twenty years, we have developed libraries of proprietary mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of FTGs and silicon timing devices. Investments in research and development were approximately $13.5 million, $19.8 million and $21.3 million in fiscal years 1997, 1998 and 1999, respectively. Such expenses typically include costs for engineering personnel, prototype and wafer mask costs, and investment in design tools and support overhead related to new and existing product development. As of April 1, 2000, our research and development staff comprised 86 people. We will continue to invest in research and new product development within our core product group. We believe our ability to consistently develop and market new generations of silicon timing devices has become a key competitive advantage and has contributed significantly to our leading market share.

Patents/Trademarks

   We hold several patents, as well as copyrights, mask works and trademarks with respect to our various products and expect to continue to file applications for additional intellectual property rights in the future as a means of protecting our technology and market position. These patents generally have a 17-year life and begin expiring in fiscal year 2009. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. To augment product feature sets or accelerate development schedules, we also license certain technologies. We do not consider any single patent or license to be material to our business. In certain instances, we have performed design services for OEM customers pursuant to an agreement by which we provide certain of our intellectual property rights with the final product to our customers. Such transfers are also not deemed material to our business. See "Risk Factors--We Depend on Patents, Trade Secrets and Proprietary Technology."

Employees

   As of April 1, 2000, we had 258 full-time employees, 86 of whom were engaged in research and development, 25 in sales, 17 in marketing and technical support, 36 in finance and administration and 94 in manufacturing support and operations. We have incentive programs to retain our key research and development staff. After this offering, the senior management team and many other employees will own new common stock and options, together representing up to approximately 18% of our common stock on a fully-diluted basis.

Facilities

   Our corporate headquarters, covering 61,000 square feet, is located in Norristown, Pennsylvania. We purchased this property in September 1992. On January 18, 1999, we entered into an agreement of sale with BET Investments III, L.P. to sell the land and property of our Norristown location for $5.5 million. The sale transaction was completed on April 13, 1999. On January 29, 1999, we signed a lease with BET Investments IV, L.P., the assignee of BET Investments III, L.P., to lease back the Norristown building for a term of eight years commencing upon the closing of the sale, with monthly rent beginning at approximately $51,000 for the first year and progressively increasing each year to approximately $63,000 in the eighth year. We also have a renewal option of three or more years after the initial eight-year term.

   We opened a 10,000 square foot design facility in Tempe, Arizona in January 2000. The lease term for this facility is five years with annual lease payments of $111,600, increasing $2,400 each year during the term of the lease.

   We utilize a sales office located in Taipei, Taiwan, which consists of 1,300 square feet of office space leased pursuant to an agreement which expires in November 2000. We also utilize a facility located in Singapore for testing, warehousing, sales and administration, which consists of 16,000 square feet of space leased pursuant to an agreement which expires in August 2000.

   In November 1998, we relocated our San Jose operations to a new facility in San Jose with 70,000 square feet of office space pursuant to a new lease agreement which will expire in December 2008. We believe that this new facility is adequate to meet our requirements going forward.

Legal Proceedings

   From time to time, various inquiries, potential claims and charges and litigation are made, asserted or commenced by or against us, principally arising from or related to contractual relations and possible patent infringement. We believe that any of these claims currently pending, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on our consolidated financial position or results of operations, although no assurance can be made in this regard.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information about our directors and the executive officers.

  Name                                Age                 Position
  ----                                ---                 --------
                                          Chief Executive Officer, President and
Hock E. Tan..........................  48 Director
                                          Vice President and Chief Financial
Justine F. Lien......................  37 Officer
Lewis C. Eggebrecht..................  56 Vice President and Chief Scientist
Henry I. Boreen......................  73 Director
David Dominik........................  44 Director
Michael A. Krupka....................  35 Director
Prescott Ashe........................  33 Director
John Howard..........................  48 Director

   Hock E. Tan began serving as Chief Executive Officer and President after the recapitalization in May 11, 1999. Mr. Tan joined us in August 1994 and was appointed as Senior Vice President and Chief Financial Officer in February 1995. In April 1996, Mr. Tan was appointed to the additional post of Chief Operating Officer. Before joining our company, Mr. Tan was Vice President of Finance of Commodore International, Ltd. from 1992 to 1994. Mr. Tan has served as Managing Director of Pacven Investment, Ltd. from 1988 to 1992 and was Managing Director of Hume Industries (M) Ltd. from 1983 to 1988. His career also includes senior financial positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan holds an M.B.A. from Harvard Business School and an M.S. in Mechanical Engineering from Massachusetts Institute of Technology.

   Justine F. Lien was appointed Chief Financial Officer after the recapitalization on May 11, 1999 and has been with us since 1993. She has held titles including Director of Finance and Administration and Assistant Treasurer. Prior to joining us, Ms. Lien was employed by Smith Industries in various finance capacities. Ms. Lien holds a B.A. degree in Accounting and Economics from Immaculata College and is a Certified Management Accountant.

   Lewis C. Eggebrecht was appointed Vice President and Chief Scientist in 1998 and possesses over 30 years of experience in the integrated circuit and personal computer industries. Prior to his employment with us, Mr. Eggebrecht was Chief Architect for the Multimedia Products Group at Philips Semiconductor from 1996 to 1998. Mr. Eggebrecht was a senior engineer at S3 in 1996 and was a Vice President and Chief Scientist at our company from 1994 to 1996. Mr. Eggebrecht also held senior engineering positions at Commodore International, Franklin Computer and IBM. Mr. Eggebrecht holds numerous patents and industry awards and has authored over 25 articles for a variety of technical publications. Mr. Eggebrecht holds a B.S.E.E. degree from the Michigan Technological University and has accomplished advanced degree work at the University of Minnesota.

   Henry I. Boreen has been a director since December 1984 and chairman of the board of directors since April 1995. He served as Interim Chief Executive officer from March 1998 through October 1998. Since 1984, Mr. Boreen has been a principal of HIB International. From 1989 to January 1998, Mr. Boreen has also served as chairman of AM Communications, Inc., a manufacturer of telecommunications equipment. Mr. Boreen has over 35 years of experience in the integrated circuits industry and was the founder and chairman of Solid State Scientific, a semiconductor manufacturer.

   David Dominik is a co-founder and managing director of Convergence Capital Group and a special limited partner of Bain Capital, Inc. He was a managing director of Bain Capital, Inc. from 1990 until March 2000. Previously, Mr. Dominik was a general partner of Zero Stage Capital, a venture capital firm focused on early-stage companies, and assistant to the chairman of Genzyme Corporation, a biotechnology firm. From 1982 to 1984, he worked as a management consultant at Bain & Company. Mr. Dominik also serves as a director of ChipPAC, Inc., DDi Corp. and OneSource.

   Michael A. Krupka joined Bain Capital in 1991 and has been a Managing Director since 1997. Prior to joining Bain Capital, Mr. Krupka spent several years as a management consultant at Bain & Company where he focused on technology and technology-related companies. In addition, he has served in several senior operating roles at Bain Capital portfolio companies. Mr. Krupka currently serves on the board of directors of Sealy Corporation.

   Prescott Ashe is a co-founder and managing director of Convergence Capital Group. He was a principal at Bain Capital, Inc. from June 1998 until March 2000. He was an associate at Bain Capital, Inc. from 1992 until 1998. Prior to that, he was an analyst at Bain Capital, Inc. and a consultant at Bain & Company. Mr. Ashe also serves as a director of ChipPAC, Inc., DDi Corp. and SMTC Corporation.

   John D. Howard joined Bear Stearns in March of 1997 to develop and build its Merchant Banking business. He is a Senior Managing Director of Bear Stearns and Head of Merchant Banking. Prior to joining Bear Stearns, Mr. Howard founded Gryphon Capital Partners, a private investment firm. From 1990 to 1996, he was co-Chief Executive Officer of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. In addition, Mr. Howard was a Senior Vice President and partner of Wesray Capital Corporation, one of the foremost private equity sponsors and a pioneer of leveraged buyouts, from 1985 to 1990. Formerly, Mr. Howard was a Vice President in the mergers and acquisitions group of Bear Stearns.

   Upon completion of the offering, we expect to appoint at least two additional independent directors.

Compensation of Directors

   Directors serving on the board of directors are currently not entitled to receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not employees of our company or who are not otherwise affiliated with us or our principal shareholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to our company. Compensation arrangements for independent directors established by our board could be in the form of cash payments and/or option grants.

Executive Compensation

                           Summary Compensation Table

   The following table sets forth, for the fiscal years ended July 3, 1999, June 27, 1998 and June 28, 1997, the compensation paid to those persons who were, at any time during fiscal year 1999, our chief executive officer and our next most highly compensated executive officers whose total annual salary and bonus was in excess of $100,000 for fiscal year 1999.

                                                      Long-Term Compensation
                                                     -------------------------
                               Annual Compensation    Securities
                              ----------------------  Underlying   All Other
                              Fiscal Salary   Bonus  Options/SARS Compensation
                               Year    ($)   ($)(1)      (#)         ($)(2)
                              ------ ------- ------- ------------ ------------
Hock E. Tan(3)...............  1999  232,565  70,560  1,195,206     107,340
 Chief Executive Officer and
  President                    1998  209,997 168,000        --        5,254
 (since May 1999)              1997  166,273 112,660     84,710       5,182

Justine F. Lien(4)...........  1999  103,931  39,403    525,202      45,457
 Chief Financial Officer       1998   89,803  38,610      6,777       5,158
 (since May 1999)              1997   84,437  26,052     31,766       6,271

Lewis C. Eggebrecht..........  1999  180,560  80,490    677,680      64,214
 Vice President and Chief
  Scientist                    1998   78,923  84,857    169,420         454

Henry I. Boreen(5)...........  1999   72,262  26,880     64,380         364
 Chief Executive Officer       1998   66,923     --      98,264         --
 (May 1998--November 1998)     1997   96,923  40,020    127,065         --

Rudolf S. Gassner(6).........  1999   74,031     --     359,170      14,788
 Chairman of the Board
 (January 1999--May 1999)

--------
(1) Includes cash bonuses for services rendered in the applicable fiscal year.

(2) Includes amounts contributed by the Company (i) under the Company's 401(k) Plan as follows: Mr. Tan--$4,750 for 1999, $4,750 for 1998 and $4,750 for
    1997; Mr. Eggebrecht--$3,821 for 1999 and $0 for 1998; and Ms. Lien--$5,245
    in 1999, $4,931 in 1998 and $6,057 in 1997; (ii) for premiums for a life insurance policy as follows: Mr. Tan--$504 for 1999, $504 for 1998, and $432 for 1997; Mr. Eggebrecht--$454 for 1999 and $454 for 1998; and Ms.
    Lien--$252 for 1999, $227 for 1998 and $214 for 1997; (iii) for deferred compensation agreements as follows: Mr. Tan--$102,086 for 1999, Ms. Lien-- $39,960 and Mr. Eggebrecht--$59,940 for 1999; (iv) for car allowance for Mr. Gassner--$7,938; and (v) for lawyer fees for Mr. Gassner--$6,850.
(3) Mr. Tan was appointed Chief Executive Officer and President at the close of the recapitalization on May 11, 1999.
(4) Ms. Lien was appointed Chief Financial Officer effective May 11, 1999.
(5) Mr. Boreen resigned as Chief Executive Officer effective December 31, 1998.
(6) Effective January 1999, Mr. Gassner was elected chairman of the board of directors and assigned the responsibilities of chief executive officer. Mr. Gassner's employment terminated pursuant to the terms of his employment agreement at the close of the recapitalization on May 11, 1999.

   The following table sets forth the option grants during the fiscal year ended July 3, 1999 for the individuals named in the Summary Compensation table after giving effect to the reclassification and the 1.6942-for-1 stock split, assuming an offering price of $16.00 per share and an effective date of May 22, 2000.

                       Option Grants in Last Fiscal Year

                                                                                Potential
                                                                                Realizable
                                                                                 Value at
                                                                              Assumed Annual
                             Individual Grants                                Rates of Stock
-----------------------------------------------------------------------------     Price
                                     % of Total                                Appreciation
                                      Options    Exercise  Grant                for Option
                                     Granted to  or Base    Date                   Term
                          Options   Employees in  Price    Market  Expiration --------------
  Name                    Granted   Fiscal Year   ($/SH)  Price($)    Date    5%($)  10%($)
  ----                   ---------  ------------ -------- -------- ---------- ------ -------
Hock E. Tan............. 389,534(1)     3.3%      0.0260   0.1299   05/11/09  72,278 121,082
                          43,282(1)     0.4%      2.1249  10.6243   05/11/09  57,839 146,575
                         508,260(2)     4.3%      0.1299   0.1299   05/11/09  41,507 105,187
                         254,130(2)     2.2%      1.7530   0.1299   05/11/09     --      --


Justine F. Lien......... 152,478(1)     1.3%      0.0260   0.1299   05/11/09  28,292  47,396
                          16,942(1)     0.1%      2.1249  10.6243   05/11/09  22,640  57,375
                         225,893(2)     1.9%      0.1299   0.1299   05/11/09  18,448  46,750
                         112,947(2)     1.0%      1.7530   0.1299   05/11/09     --      --
                          16,942(3)     0.1%      7.4886   7.4886   08/03/03     --      --


Lewis C. Eggebrecht..... 228,717(1)     2.0%      0.0260   0.1299   05/11/09  42,438  71,094
                          25,413(1)     0.2%      2.1249  10.6243   05/11/09  33,960  86,062
                          33,884(3)     0.3%      7.4886   7.4886   08/03/03     --      --
                         282,367(2)     2.4%      0.1299   0.1299   05/11/09  23,060  58,437
                         141,183(2)     1.2%      1.7530   0.1299   05/11/09     --      --


Henry I. Boreen.........  50,826(3)     0.4%      5.8655   5.8655   09/11/03     --      --
                          13,554(3)     0.1%     10.8456  10.8456   02/02/04     --      --


Rudolf S. Gassner....... 359,170(3)     3.1%      8.1896   8.1896   11/03/03     --      --

---------------------
(1) In-the-money options granted in exchange for the rollover of options outstanding at the time of the recapitalization.
(2) Granted under the Company's 1999 Stock Option Plan. Grants under the 1999 Stock Option Plan may not be comparable to previous plans due to the recapitalization of the Company.
(3) Granted under the Company's 1997 Equity Compensation Plan. In connection with the recapitalization we paid the holders the following amounts with respect to the cancellation of such options: Mr. Eggebrecht--$171,250; Mr. Boreen--$362,375; and Mr. Gassner--$1,297,248.

   The following table sets forth information concerning stock option exercises during our last year and options outstanding at the end of the last year after giving effect to the reclassification and the 1.6942-for-1 stock split, assuming an offering price of $16.00 per share and an effective date of May 22, 2000.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year End Option Values

                                                    Number of
                                                   Securities
                                                   Underlying
                                                   Unexercised   Value of Unexercised
                                                   Options at        In-the-Money
                                                 Fiscal Year End      Options at
                                                       (#)            FY-End ($)
                            Shares      Value    --------------- --------------------
                         Acquired on   Realized   Exercisable/       Exercisable/
  Name                   Exercise (#)    ($)      Unexercisable     Unexercisable
  ----                   ------------ ---------- --------------- --------------------
Hock E. Tan.............   169,420    $1,021,875 432,816/762,390 6,822,958/11,686,727
Justine F. Lien.........    54,743    $  281,039 169,420/338,840  2,663,818/5,194,100
Lewis C. Eggebrecht.....    76,239    $  341,563 254,130/423,550  4,006,133/6,492,627
Henry I. Boreen.........   149,090    $  621,750             0/0                  0/0
Rudolf S. Gassner.......   398,137    $1,726,625             0/0                  0/0

Executive Employment and Severance Arrangements

   As a part of the recapitalization, we entered into an employment agreement with Hock E. Tan, as CEO and President with a base salary of $250,000 per year. In addition to his salary, Mr. Tan is eligible to earn an annual bonus of up to 120% of his base salary based upon our attaining certain performance targets established annually by the board of directors. During his term of employment, Bain Capital has agreed to nominate and vote for Mr. Tan to serve as a member of the board of directors.

Qualified 401(k) and Profit Sharing Plan

   We maintain a qualified 401(k) and profit sharing plan. Employees are permitted to contribute up to 12% of their annual compensation. Under the plan, we make matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% contributed up to a maximum of 6% of annual compensation, subject to the IRS limits. The amounts we contributed and charged to expense were $0.5 million in both fiscal years 1999 and 1998 and $0.3 million in fiscal year 1997.

Deferred Compensation Arrangements

   As part of the recapitalization, we entered into deferred compensation arrangements with certain members of our senior management team. The arrangements expire on May 11, 2009, at which time we will pay the executives the entire deferred compensation amount regardless of their employment status at our company. If a sale of our company occurs prior to the expiration of the arrangements, the executives will receive the full benefit amount at that date. On the date of this offering, the executives will receive 50% of the benefit under these arrangements, and the remaining 50% will be paid on the first anniversary of this offering. The amount of deferred compensation as of April 1, 2000 was $0.5 million.

Management Equity Participation

   The Recapitalization. Some of the shares of our existing common stock held by some members of management before the recapitalization were converted into shares of our new common stock after the recapitalization. In addition, some of the existing stock options held by some of the members of our management before the recapitalization were converted into options to purchase shares of our new common stock after the recapitalization and deferred compensation agreements. Fifteen members of management participated in the rollover of common stock and stock options, including Messrs. Henry I. Boreen, Hock E. Tan and Lewis C. Eggebrecht. These members of management invested an aggregate of $9.8 million in the recapitalization, consisting primarily of the fair value of certain common stock and vested stock options.

   1999 Stock Option Plans. In order to provide additional financial incentives to certain of our executives and other key employees, in May 1999 we adopted the 1999 Stock Option Plan, or the "1999 Plan" under which we will periodically grant options to purchase our new common stock. These options will vest upon the fulfillment of certain conditions, the passage of a specified period of time and our achievement of certain performance goals, as determined by our board of directors. All of the unvested options of any terminated employee will expire upon termination, and the exercise period of all vested options will be reduced to sixty days following the date of termination. We and certain investors have the right to repurchase shares of our common stock issued upon the exercise of options granted under the 1999 Plan if any employee ceases to be employed by us. Following this offering, the senior management team and many other employees will own common stock and options, together representing approximately 18% of our common stock on a fully-diluted basis. No future grants will be made under the 1999 Plan upon the effectiveness of the 2000 Plan.

   2000 Long-Term Equity Incentive Plan. Prior to the closing of the offering, we will adopt the 2000 Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees of our company and its subsidiaries and persons who engage in services for us are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize shareholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

   Approximately 6,300,000 shares of common stock after this offering will be available for issuance under the equity incentive plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the equity incentive plan or covered by grants previously made under the plan. The shares available for issuance under the equity incentive plan may be, in whole or in part, authorized and unissued or held as treasury shares.

   The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan.

   The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

   Directors, officers and employees of our company and its subsidiaries, as well as other individuals performing significant services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees. As of April 1, 2000, there were approximately 190 employees expected to be eligible to participate in the equity incentive plan.

   Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the "Internal Revenue Code," and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

   The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our company's voting power may not be less than 110% of such fair market value on such date.

   Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

  .  in cash,

  . by delivery of shares of common stock with a fair market value equal to the exercise price,

  . by simultaneous sale through a broker of shares of common stock acquired upon exercise, and/or

  . by having us withhold shares of common stock otherwise issuable upon exercise.

   If a participant elects to deliver or withhold shares of common stock in payment of any part of an option's exercise price, the compensation committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any tax withholding requirements of our company in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

   The compensation committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of our company, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, our company or its subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during the 30-day period.

   In the event of death, disability or retirement, a grantee's vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. Upon termination for cause, all options will terminate immediately. And if there is a change in control of our company and a grantee is terminated from service with our company and its subsidiaries within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of our company, whether or not the grantee is subsequently terminated.

   The compensation committee may grant stock appreciation rights, or SARs, alone or in tandem with stock options, subject to the terms and conditions it determines under the equity incentive plan. SARs granted in tandem with options become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

   Upon exercise of an SAR, the grantee will receive an amount in cash and/or shares of common stock or other securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of an SAR granted in tandem with options, of the option to which the SAR relates, multiplied by the number of shares as to which the SAR is exercised.

   Under the equity incentive plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. A grantee will be required to pay to us at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares are treasury shares. Unless the compensation committee determines otherwise, upon death, disability or termination of employment or service, all of a grantee's restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

   Under the equity incentive plan, the compensation committee may grant performance awards contingent upon achievement by the grantee, our company and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the compensation committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

   Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, our company and its subsidiaries prior to completion of a performance cycle, because of termination within one year after a change in control of our company or due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award.

   The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

   Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or SAR or upon grant or vesting of restricted stock, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

   Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee's family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or his or her executor, administrator, guardian, or legal representative.

   The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our shareholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant's consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

   The Revenue Reconciliation Act of 1993 limits the annual deduction a publicly held company may take for compensation paid to its chief executive officer or any of its four other highest compensated officers in excess of $1,000,000 per year, excluding for this purpose compensation that is "performance-based" within the meaning of Internal Revenue Code Section 162(m). We intend that compensation realized upon the exercise of an option or SAR granted under the plan be regarded as "performance-based" under Section 162(m) and that such compensation be deductible without regard to the limits imposed by Section 162(m) on compensation that is not "performance-based."

   Compensation paid under the equity incentive plan will not qualify as performance-based except to the extent paid pursuant to grants made under the plan following the approval of the plan by our shareholders in accordance with Internal Revenue Code Section 162(m)(4)(c) and the related Treasury Regulations, and except to the extent that certain other requirements are satisfied. However, based on a special rule contained in regulations issued under Section 162(m), the $1 million deduction limitation described above should not apply to any options, SARs or restricted stock granted, or cash-based compensation paid, under the equity incentive plan prior to our annual meeting of shareholders in the calendar year following the close of the third year calendar year after this offering.

   Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan, or the "Stock Purchase Plan," will be adopted by our board of directors and our shareholders prior to the completion of this offering. The Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions or lump sum cash payments. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of our Company.

Compensation Committee Interlocks and Insider Participation

   Currently, our board of directors does not have a compensation committee. Consequently, the entire board of directors participates in deliberations concerning executive officer compensation. Mr. Tan is a member of the board of directors and is our President and Chief Executive Officer. Mr. Boreen is a member of the board of directors and is a former officer of the Company. Mr. Gassner was a member of the board of directors and an officer of the Company prior to the recapitalization.

   On May 11, 1999, we entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for us to pay Mr. Boreen $350,000 per year in monthly installments. This consulting agreement will be terminated by mutual consent of the parties in connection with this offering, and we will use some of the proceeds of this offering to pay Mr. Boreen a fee of $350,000.

Committees of the Board of Directors

   Upon the closing of this offering, the board of directors will have an audit committee and a compensation committee. The audit committee will report to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Upon the completion of the initial public offering, the audit committee will consist of a majority of directors not otherwise affiliated with us. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our other employees. Upon the completion of the initial public offering, the compensation committee will consist of at least two nonemployee directors (as defined in Rule 16b-3 under the Exchange Act), and we expect to appoint at least two additional independent directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information, as of May 1, 2000, regarding the beneficial ownership of shares of the single class of common stock that will be outstanding after the reclassification and the 1.6942-for-1 stock split, assuming an offering price of $16.00 per share and an effective date of May 22, 2000, by each person or entity known by us to own more than 5% of any class of outstanding voting securities, by each of our directors, named executive officers and directors and executive officers as a group. The actual number of shares of common stock to be issued to each holder of Class L common stock in the reclassification is subject to change based on the changes to the initial public offering price and the completion of this offering. See "The Reclassification." Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. Unless otherwise noted, to our knowledge, each of the following shareholders has sole voting and investment power as to the shares shown. Several of our shareholders have granted the underwriters an option to purchase up to 1,875,000 shares of common stock to cover over-allotments, if any.

                          Shares Beneficially Owned*     Shares Beneficially Owned*
                            Prior to the Offering            After the Offering
                          ------------------------------ ------------------------------ Shares Offered in
    Name and Address          Number         Percent         Number         Percent      Over-allotment
    ----------------      ---------------- ------------- ---------------- ------------- -----------------
Principal Shareholders:
Bain Capital Funds(1)...        26,865,286        52.7%        26,865,286        42.3%      1,237,169
c/o Bain Capital, Inc.
Two Copley Place
Boston, Massachusetts
 02116

The Bear Stearns
 Companies Inc..........         8,955,097        17.6%         8,955,097        14.1%        412,390
245 Park Avenue
New York, New York 10167

Intel Corporation.......         6,082,669        11.9%         6,082,669         9.6%            --
2200 Mission College
 Boulevard
Santa Clara, California
 95052

Integrated Circuit
 Systems................           454,378          **            454,378          **          20,924
Equity Investors, L.L.C.
 (2)
11 Madison Avenue
New York, New York 10010

Randolph Street
 Partners...............           272,626          **            272,626          **          12,555
200 East Randolph Drive
Chicago, Illinois 60601
Directors and Executive
 Officers:
Henry I. Boreen.........         4,168,476         8.1%         4,168,476         6.5%        191,962
Hock E. Tan(3)..........           924,791         1.8%           924,791         1.4%            --
Justine F. Lien(4)......           265,384          **            265,384          **             --
Lewis C. Eggebrecht(5)..           376,899          **            376,899          **             --
Michael A. Krupka(6)....         7,109,711        13.9%         7,109,711        11.2%        327,355
David Dominik(6)........         7,109,711        13.9%         7,109,711        11.2%        327,355
Prescott Ashe(7)........         7,109,711        13.9%         7,109,711        11.2%        327,355
John Howard(8)..........         8,955,097        17.6%         8,955,097        14.1%        412,390

Directors and executive
 officers as a group
 (8 persons)............        21,800,356        41.6%        21,800,356        33.6%        931,707

-------------------
 * The number of shares of common stock outstanding on May 1, 2000 after giving effect to the reclassification and the stock-split with respect to a person of group includes (a) shares of common stock outstanding on such date and
   (b) all options that are currently exercisable or will become exercisable within 60 days of May 1, 2000 by any such person or group.
** represents less than 1%
(1) Includes shares of common stock owned by Bain Capital Fund VI, L.P. ("Fund VI"), BCIP Associates II ("BCIP II"), BCIP Trust Associates II ("BCIP Trust II"), BCIP Associates II-B ("BCIP II-B"), BCIP Trust Associates II-B ("BCIP Trust II-B"), BCIP Associates II-C ("BCIP II-C" and, collectively with BCIP II, BCIP Trust II, BCIP Trust II-B and BCIP II-B, the "BCIPs"), and PEP Investment PTY Ltd. ("PEP"). The BCIPs, PEP and Fund VI are collectively referred to as the "Bain Capital Funds."

(2)  An affiliate of Credit Suisse First Boston Corporation.

(3)  Includes 190,601 shares of common stock issuable upon exercise of options.

(4)  Includes 84,212 shares of common stock issuable upon exercise of options.

(5)  Includes 105,889 shares of common stock issuable upon exercise of options.

(6) Mr. Krupka is a Managing Director of Bain Capital, Inc., which is the managing general partner of each of the BCIPs and has voting and investment power with respect to the shares owned by PEP. In addition, (i) Messrs. Krupka and Dominik (or affiliated entities) are general partners of BCIP Trust II, BCIP Trust II-B, BCIP II and/or BCIP II-B, and (ii) Bain Investors VI is a general partner of BCIP II-C. Accordingly, each of Mr. Krupka and Mr. Dominik may be deemed to beneficially own some or all of the shares owned by the Bain Capital Funds. Each of Mr. Krupka and Mr. Dominik disclaims beneficial ownership of any such shares.

(7) Mr. Ashe (or an affiliated entity) is a principal of Bain Capital, Inc. and is a general partner of BCIP Trust II, BCIP Trust II-B, BCIP II and/or BCIP II-B. Accordingly, Mr. Ashe may be deemed to beneficially own some or all of the shares owned by BCIP II, BCIP II-B, BCIP Trust and BCIP Trust II-B. Mr. Ashe disclaims beneficial ownership of any shares.

(8) Mr. Howard is a Senior Managing Director of Bear, Stearns & Co. Inc. Accordingly, Mr. Howard may be deemed to beneficially own some or all of the shares owned by The Bear Stearns Companies Inc. Mr. Howard disclaims beneficial ownership of any such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Recapitalization

   In the recapitalization, affiliates of Bain Capital, an affiliate of Bear Stearns and certain members of management made an aggregate equity investment in our company of approximately $50 million as part of an agreement to redeem and purchase all of our outstanding shares of common stock and vested options for consideration (including fees and expenses) totaling $294.4 million.

Shareholders Agreement, Voting Agreement and Other Agreements

   In connection with the recapitalization, we, each of Bain Capital and Bear Stearns and all of our other equity holders have entered into agreements that, among other things, provide for tag-along rights, drag-along rights, registration rights, restrictions on the transfer of shares and certain preemptive rights. The shareholders agreement provides that in certain circumstances various specified actions, including among others, major corporate transactions such as acquisitions, divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans, require the approval of a majority of the shares of common stock held by Bain Capital. Pursuant to a voting agreement, our board of directors is comprised of three representatives designated by Bain Capital, one representative designated by Bear Stearns, our chief executive officer so long as he is employed by us as chief executive officer and Mr. Boreen so long as he owns at least 50% of the common stock he owns at the closing of the recapitalization.

Advisory Agreements

   In connection with the recapitalization, we entered into an advisory agreement with each of Bain Capital and Bear Stearns pursuant to which they agreed to provide financial advisory and consulting services. In exchange for such services, Bain Capital and Bear Stearns were entitled to an aggregate annual shareholder advisory fee of $1 million and their out-of-pocket expenses. Each advisory agreement will be terminated by mutual consent of the parties in connection with this offering, and we will use some of the proceeds of this offering to pay Bain Capital and Bear Stearns a fee of $2.0 million and $0.7 million, respectively. Each advisory agreement includes customary indemnification provisions in favor of each of Bain Capital and Bear Stearns. During fiscal year 1999, the Company paid Bain Capital and Bear Stearns and its affiliates fees of $3.4 million and $4.9 million, respectively.

Loans to Executive Officers

   On May 11, 1999, certain members of the management team entered into stock purchase agreements. In exchange for the purchase of Class A common shares and Class L common shares, the executives delivered to us a promissory note. The notes accrue interest at 8% per annum and mature on May 11, 2006. The executives may prepay the notes at any time, in full or increments of $1,000. If the executives receive a bonus from us, the executives have the obligation to prepay their notes in an amount equal to 50% of the amount of such bonus, net of the amount of any customary withholding taxes and such amount paid to us. The total amount outstanding as of April 1, 2000 was $0.3 million, of which $0.2 million was owed by Mr. Tan.

Consulting Agreement

   On May 11, 1999, we entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for us to pay Mr. Boreen $350,000 per year in monthly installments. The consulting agreement will be terminated by mutual consent of the parties in connection with this offering, and we will use some of the proceeds of this offering to pay Mr. Boreen a fee of $350,000.

Senior Subordinated Notes and Senior Credit Facility

   Sankaty High Yield Asset Partners, L.P., and Brant Point CBO 1999-1 Ltd., affiliates of Bain Capital, will receive a portion of the net proceeds of this offering from the redemption and repurchase of the senior subordinated notes and Great Point CLO 1999-1 Ltd., also an affiliate of Bain Capital, will receive a portion of the net proceeds of the offering from the repayment of some of our indebtedness under our senior credit facility.

Orders Placed with Affiliate of Major Shareholders

   Investment funds associated with Bain Capital are also shareholders of ChipPAC, Inc., one of our production vendors. Our orders to ChipPAC totaled approximately $3.5 million in fiscal 2000 and were on market terms.

Interests of Experts and Underwriters

   Randolph Street Partners owns 272,626 shares of common stock acquired in the recapitalization. In connection therewith, Randolph Street Partners entered into the stockholders agreement and is considered part of the Bain Group under the stock agreements and the registration agreement. Some partners of Kirkland & Ellis are partners in Randolph Street Partners. Some partners of Skadden, Arps, Slate, Meagher and Flom LLP, counsel to the underwriters, are members in a limited liability company that is an investor in one of the Bain Capital funds. Kirkland & Ellis has provided legal services to our company and to Bain Capital from time to time and expects to continue to do so in the foreseeable future.

   ICST Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc., one of the underwriters of this offering, owns 8,955,097 shares of common stock acquired in the recapitalization and will receive some of the proceeds of this offering as a selling shareholder. Integrated Circuit Systems Equity Investors, L.L.C., an affiliate of Credit Suisse First Boston Corporation, one of the underwriters of this offering, owns 454,378 shares of common stock acquired in the recapitalization and will receive some of the proceeds of this offering as a selling shareholder. Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, as a lender under our senior credit facility, will receive a portion of the proceeds of this offering used to repay our outstanding indebtedness under our senior credit facility.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   Upon completion of this offering, the total amount of our authorized capital stock will consist of 300,000,000 shares of common stock and 5,000,000 shares of preferred stock. After giving effect to this offering, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus and a Preference Amount of $19.72 per share on Class L common stock, we will have 63,492,905 shares of common stock and no other shares of any series of preferred stock outstanding. As of April 1, 2000, we had 34 shareholders of record with respect to our three classes of common stock and one shareholder of record with respect to our Series A preferred stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

   The restated certificate and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors.

Common Stock

   The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. See "Dividend Policy." The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together as a single class on all matters submitted to a vote of shareholders.

   The common stock will be included on the Nasdaq National Market under the symbol "ICST."

Preferred Stock

   Our board of directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are no other shares of preferred stock outstanding, and we have no present intention to issue any additional shares of preferred stock.

Other Provisions of the Restated Articles of Incorporation and By-laws

   The restated articles of incorporation provide for the board to be divided into two classes, as nearly equal in number as possible, serving staggered terms. Approximately one-half of the board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

   The restated articles of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The restated articles of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Shareholders will not be permitted to call a special meeting or to require the board to call a special meeting.

   The by-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a shareholder who was shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such shareholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Provisions of Pennsylvania Law Governing Business Combinations

   Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders (and certain affiliates and associates of such shareholders) from beneficially owning more than 20% of the voting power of a public corporation, an "interested shareholder," for a five-year period following the date on which the holder became an interested shareholder unless the interested shareholder's acquisition of 20% or more of the common stock is approved by our board of directors. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

   Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

  . the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

  . our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

  . the resources, intent and conduct of any person seeking to acquire control of us; and

  . all other pertinent factors.

   Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

   Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

Limitations on Liability and Indemnification of Officers and Directors

   The restated articles limit the liability of directors to the fullest extent permitted by the Pennsylvania Business Corporation Law. In addition, the restated articles provide that we will indemnify our directors and officers to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is StockTrans Inc.

                          DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

   The senior credit facility provides for two groups of term loans: the term A loans for $30.0 million and the term B loans for $40.0 million. The senior credit facility also provides for revolving loans for up to $25.0 million, including letters of credit. Subject to certain restrictions, we may use the senior credit facility in the future for our working capital and general corporate purposes.

   In connection with this offering, we will repay all outstanding indebtedness under our senior credit facility and terminate it. We then intend to enter into a new revolving credit facility to support our working capital and general corporate needs.

Senior Subordinated Notes

   The senior subordinated notes were issued pursuant to an indenture, dated as of May 11, 1999, by and between us, certain of our subsidiaries, and Chase Manhattan Trust Company, National Association, as trustee. The senior subordinated notes are limited in aggregate principal amount to $100,000,000 and will mature on May 15, 2009. Interest on the senior subordinated notes accrues at the rate of 11 1/2% per annum and is payable semiannually in cash on each May 15 and November 15, to the persons who are registered holders of the senior subordinated notes at the close of business on the May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The senior subordinated notes are not entitled to the benefit of any mandatory sinking fund. The senior subordinated notes are general obligations of ours and are subordinated in right of payment to all of our current and future senior debt. The subordinated notes rank pari passu in right of payment with all other senior unsecured obligations of our company.

   The senior subordinated notes are redeemable, at our option, in whole at any time or in part from time to time, on and after May 15, 2004, upon not less than 30 nor more than 60 days' notice, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve- month period commencing on May 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

            Year                               Percentage
            ----                               ----------
            2004..............................  105.750%
            2005..............................  103.833%
            2006..............................  101.916%
            2007 and thereafter...............  100.000%

   At any time, or from time to time, on or prior to May 15, 2002, we may, at our option, use the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of senior subordinated notes originally issued at a redemption price equal to 111.50% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption; provided that at least $65.0 million aggregate principal amount of senior subordinated notes originally issued remains outstanding immediately after any such redemption.

   The indenture provides that, upon the occurrence of a change of control, each holder will have the right to require that we purchase all or a portion of such senior subordinated notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase. The term "change of control" is defined under the indenture to include one or more of the following events:

  . any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any person or group of related persons, together with any affiliates thereof;

  . the approval by the holders of our capital stock of any plan or proposal for the liquidation or dissolution of our company (whether or not otherwise in compliance with the provisions of the indenture);

  . any person or group of related person, other than Bain Capital and Bear
    Stearns or their respective related parties, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding capital stock; or

  . the first day within any two-year period on which a majority of the members of the board of directors are not continuing directors.

   The following events are defined in the indenture as "events of default":

  . the failure to pay interest on any senior subordinated notes and such default continues for a period of 30 days;

  . the failure to pay the principal on any senior subordinated notes;

  . a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after we receive written notice specifying the default;

  . the failure to pay at final stated maturity the principal amount of any of our indebtedness or any restricted subsidiary of ours and such failure continues for a period of 10 days or more, if the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $7.5 million or more at any time;

  . one or more judgments in an aggregate amount in excess of $7.5 million shall have been rendered against us or any of our significant subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

  . except as permitted by the indenture, any note guarantee of one of our significant subsidiaries shall be held in any judicial proceeding to be unenforceable, invalid, or shall cease for any reason to be in full force and effect or any of our subsidiary guarantors shall deny or disaffirm its obligations under its note guarantee; and

  . events of bankruptcy affecting us or any of our significant subsidiaries.

   The indenture contains covenants for the benefit of the holders of the senior subordinated notes that, among other things, limit our ability and any of our restricted subsidiaries to:

  . enter into transactions with affiliates;

  . pay dividends or make other restricted payments;

  . consummate asset sales;

  . incur indebtedness that is senior in right of payment to the senior subordinated notes;

  . incur liens;

  . impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our subsidiaries;

  . merge or consolidate with any other person; or

  . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

   The foregoing summary of the material provisions of our senior credit facility and the indenture is qualified in its entirety by reference to all of the provisions of the senior credit facility and the indenture, respectively, previously filed with the SEC. See "Where You Can Find More Information."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

   Upon completion of this offering, we will have, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus and a Preference Amount of $19.72 per share on Class L common stock, 63,492,905 shares of common stock outstanding. In addition, upon the completion of this offering, 2,011,770 shares of common stock are issuable upon the exercise of currently exercisable outstanding stock options. Of the shares outstanding after the offering, 12,500,000 shares of common stock, or 14,375,000 shares if the underwriters' over-allotment is exercised in full, are freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of our company, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 50,992,905 shares of common stock held by our existing shareholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 under the Securities Act.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

   Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We intend to file registration statements on Form S-8 under the Securities Act to register approximately 15,600,000 shares of common stock issuable under our stock plans. These registration statements are expected to be filed within six months of the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the lock-up agreements described below.

Lock-Up Agreements

   Our officers and directors and substantially all of the holders of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Registration Agreement

   Pursuant to the recapitalization, our company, Bain Capital, Bear Stearns, and our other equity holders entered into a registration agreement (as amended on December 23, 1999). Under the registration agreement, prior to an initial public offering, the holders of a majority of the Class A common stock have the right, and, at any time after an initial public offering, the holders of a majority of the registrable securities owned by Bain Capital, Bear Stearns or Intel, subject to conditions, to require us to register any or all of their shares of common stock under the Securities Act on Form S-1, a "Long-Form Registration." The holders of a majority of the Bain registrable securities have the right to request three Long-Form Registrations, and the holders of a majority of the Bear Stearns registrable securities and the Intel registrable securities have the right to request one Long-Form Registration, in each case, at our expense. The holders of a majority of the Bain registrable securities, the Bear Stearns registrable securities and the Intel registrable securities have the right to require us to register any or all of their shares of common stock under the Securities Act on Form S-2 or Form S-3, a "Short-Form Registration," on an unlimited number of, and three, occasions, respectively, at our expense. We are not required, however, to effect any Short-Form Registration requested by the holders of a majority of the Bear Stearns registrable securities or the holders of a majority of the Intel registrable securities within six months after the effective date of a prior demand registration. We may postpone the filing of such registration for up to 90 days if we and the holders of a majority of the registrable securities requesting registration agree that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by us or any of our subsidiaries to engage in an acquisition, merger or similar transaction.

   In addition, all holders of registrable securities are entitled to request the inclusion of any shares of common stock subject to the registration agreement in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. Such right to request inclusion of shares is not permitted:

  . in connection with a public offering, unless any holders of registrable securities are permitted to participate in the public offering;

  . pursuant to a demand registration; or

  . pursuant to a registration on Form S-4 or S-8.

   In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act. In addition, all the parties to the registration agreement have agreed not to make any public sales of their registrable securities for 180 days after the effective date of any registration statement. Beginning 180 days after the completion of the offering, the holders of an aggregate of 50,992,905 shares of common stock, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, and a Preference Amount of $19.72 per share on Class L common stock, will have limited rights to require us to register their shares of common stock under the Securities Act at our expense.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement, dated    , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc., Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Pennsylvania Merchant Group are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
                               Underwriter                              Shares
                               -----------                            ----------
     Credit Suisse First Boston Corporation..........................
     FleetBoston Robertson Stephens Inc..............................
     Lehman Brothers Inc.............................................
     Bear, Stearns & Co. Inc.........................................
     Pennsylvania Merchant Group.....................................
                                                                      ----------
       Total......................................................... 12,500,000
                                                                      ==========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   Several of our shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional shares from them at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus, and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-Allotment Over-Allotment Over-Allotment Over-Allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
   and
   Commissions paid by
   us...................       $              $              $              $
Expenses payable by us..       $              $              $              $
Underwriting Discounts
   and
   Commissions paid by
   selling
   shareholders.........       $              $              $              $
Expenses payable by
 selling shareholders...       $              $              $              $

   Bear, Stearns & Co. Inc., one of our underwriters, is an affiliate of our company. The offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, FleetBoston Robertson Stephens, Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than recommended by FleetBoston Robertson Stephens, Inc.

   Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and Pennsylvania Merchant Group and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation. We intend to use a portion of the net proceeds to repay in full all outstanding obligations under our senior credit facility. Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, is a lender and the administrative agent under the senior credit facility and will receive some of the proceeds of this offering used to repay our outstanding indebtedness under our senior credit facility. In addition, Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. were the initial purchasers in the offering of our senior subordinated notes. Integtrated Circuit Systems Equity Investors, L.L.C., an affiliate of Credit Suisse First Boston Corporation and ICST Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc., each own common stock of the company and each is a selling shareholder in the offering. John D. Howard, a director of our company, is a senior managing director of Bear, Stearns & Co. Inc.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   Our officers and directors and substantially all of the holders of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price up to 625,000 shares of common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "ICST."

   Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be negotiated among us, the selling shareholders and the representatives. Among the principal factors to be considered in determining the initial public offering price will be:

  .market conditions for initial public offerings

  .the history of and prospects for our business

  .our past and present operations

  .our past and present earnings and current financial position

  .an assessment of our management

  .the market of securities of companies in businesses similar to ours

  .the general condition of the securities markets.

   There can be no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic form will be available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania, and certain other matters will be passed upon for us by Kirkland & Ellis (a partnership that includes professional corporations), New York, New York. Some partners of Kirkland & Ellis are partners in Randolph Street Partners, which owns 272,626 shares of common stock. Some legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Kirkland & Ellis and Skadden, Arps, Slate, Meagher & Flom LLP have, from time to time, represented, and may continue to represent, some of the underwriters in connection with various legal matters and Bain Capital and some of their affiliates (including our company) in connection with legal matters.

                                    EXPERTS

   The consolidated financial statements and schedule of our company and its subsidiaries as of July 3, 1999 and June 27, 1998, and for each of the fiscal years in the three-year period ended July 3, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   Effective August 10, 1999, we dismissed KPMG LLP as our independent accountants. Concurrent with such dismissal, we engaged PricewaterhouseCoopers LLP as our independent accountants. The decision to dismiss KPMG LLP as our independent accountants was approved by our board of directors.

   The reports of KPMG LLP on our consolidated financial statements for each of the fiscal years in the three year period ended July 3, 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

   In connection with the audits of our consolidated financial statements for each of the fiscal years in the three year period ended July 3, 1999, and through August 10, 1999, there were no disagreements between us and KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the matter in their reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are currently subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

   We have filed with the SEC a registration statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

   The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone number: 1-800-SEC-0330), at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

   We intend to furnish our shareholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Annual Financial Statements:

  Independent Auditors' Report............................................  F-2

  Consolidated Balance Sheets as of July 3, 1999, and June 27, 1998.......  F-3

  Consolidated Statements of Operations for the years ended July 3, 1999,
   June 27, 1998, and
   June 28, 1997..........................................................  F-4

  Consolidated Statements of Shareholders' Equity (Deficit) as of July 3,
   1999, June 27, 1998, and June 28, 1997.................................  F-5

  Consolidated Statements of Cash Flows for the years ended July 3, 1999,
   June 27, 1998, and
   June 28, 1997..........................................................  F-6

  Notes to Consolidated Financial Statements..............................  F-7

Consolidated Interim Financial Statements:

  Consolidated Balance Sheets as of April 1, 2000 (unaudited) and July 3,
   1999................................................................... F-37

  Consolidated Statements of Operations for the three and nine months ended April 1, 2000 and
   March 27, 1999 (unaudited)............................................. F-38

  Consolidated Statements of Cash Flows for the nine months ended April 1,
   2000 and
   March 27, 1999 (unaudited)............................................. F-39

  Notes to Consolidated Financial Statements.............................. F-40

   When the stock-split referred to in Note 24 of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

                                          /s/ KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Integrated Circuit Systems, Inc.:

   We have audited the accompanying consolidated balance sheets of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999 and June 27, 1998, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999 and June 27, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended July 3, 1999, in conformity with generally accepted accounting principles.

Philadelphia, Pennsylvania
August 4, 1999, except as to
Note 24, which is as of March 27, 2000

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                            July 3,   June 27,
                                                             1999       1998
                                                           ---------  --------
                          ASSETS
Current Assets:
  Cash and cash equivalents............................... $   9,285  $ 25,340
  Marketable securities...................................       288    16,480
  Accounts receivable, net................................    18,120    20,335
  Inventory, net..........................................     8,736    12,839
  Deferred income taxes...................................     8,644     2,069
  Prepaid income taxes....................................       --      1,067
  Prepaid assets..........................................       797       590
  Other assets............................................       523     2,043
  Current portion of deposit on purchase contracts........     3,973       --
                                                           ---------  --------
    Total current assets..................................    50,366    80,763
Property and equipment, net...............................    12,127    17,884
Deferred financing costs, net.............................    12,767       --
Deposits on purchase contracts............................    11,348     7,864
Other assets..............................................     1,187     1,498
                                                           ---------  --------
    Total assets.......................................... $  87,795  $108,009
                                                           =========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of long-term debt....................... $   1,030  $    143
  Accounts payable........................................    10,258    11,047
  Accrued salaries and bonuses............................     2,056     1,788
  Accrued expenses and other current liabilities..........     5,639     2,672
  Income taxes payable....................................     4,473       --
                                                           ---------  --------
    Total current liabilities.............................    23,456    15,650
Long-term debt, less current portion......................   169,000     1,380
Deferred income taxes.....................................       789     1,211
Other liabilities.........................................     1,462       --
                                                           ---------  --------
    Total liabilities.....................................   194,707    18,241
                                                           ---------  --------
Commitments and contingencies (See Notes 4, 5, 11 and 21)
Shareholders' Equity (Deficit):
  Preferred stock, authorized 5,000 shares, none issued...       --        --
  Common stock, no par value, authorized 84,710: issued
   22,192 shares as of June 27, 1998......................       --     56,604
  Class A common stock, $0.01 par, authorized 45,743;
   issued and outstanding 26,452 shares...................       264       --
  Class B common stock, $0.01 par, authorized 11,859;
   issued and outstanding 9,577 shares....................        96       --
  Class L common stock, $0.01 par, authorized 5,083;
   issued and outstanding 4,003 shares....................        40       --
  Additional paid in capital..............................    34,556       --
  Less treasury stock, at cost (1,311 shares at June 27,
   1998)..................................................       --    (16,742)
  (Accumulated deficit)/retained earnings.................  (141,413)   49,906
  Notes receivable (see Note 19)..........................      (455)      --
                                                           ---------  --------
    Total shareholders' equity (deficit)..................  (106,912)   89,768
                                                           ---------  --------
    Total liabilities and shareholders' equity (deficit).. $  87,795  $108,009
                                                           =========  ========

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (In thousands, except per share data)

                                                          Year Ended
                                                  ----------------------------
                                                  July 3,   June 27,  June 28,
                                                    1999      1998      1997
                                                  --------  --------  --------
Revenue.......................................... $139,063  $160,634  $104,359
Cost and expenses:
  Cost of sales..................................   64,496    88,859    59,137
  Research and development.......................   21,316    19,797    13,521
  Selling, general and administrative............   19,560    19,444    15,118
  Special charges:
    Compensation costs (see Note 15).............   15,051       --        --
    Write-off of in-process research and
     development costs...........................      --        --     11,196
  Goodwill amortization..........................      234       234       536
                                                  --------  --------  --------
    Operating income.............................   18,406    32,300     4,851
Gain on sale of assets (see Note 3)..............  (10,734)      --        --
Interest and other income........................   (2,178)   (1,984)   (1,800)
Interest expense.................................    2,955        64        63
Impairment in equity investment..................      --        --      7,072
Minority interest................................      --        --       (154)
Equity loss of investee..........................      --        --        866
                                                  --------  --------  --------
  Income (loss) before income taxes from
   continuing operations.........................   28,363    34,220    (1,196)
Income tax expense...............................    5,320    12,845     6,314
                                                  --------  --------  --------
  Income (loss) from continuing operations.......   23,043    21,375    (7,510)
                                                  --------  --------  --------
Discontinued operations:
  Loss from operations...........................      --        --     (1,773)
  Gain on disposal...............................      --        --        864
                                                  --------  --------  --------
Loss from discontinued operations................      --        --       (909)
                                                  --------  --------  --------
Net income (loss)................................ $ 23,043  $ 21,375  $ (8,419)
                                                  ========  ========  ========
Basic income (loss) per share:
Income (loss) from continuing operations......... $   0.87  $   1.02  $  (0.38)
Loss from discontinued operations................      --        --      (0.09)
Gain on disposal.................................      --        --       0.04
                                                  --------  --------  --------
                                                  $   0.87  $   1.02  $  (0.43)
                                                  ========  ========  ========
Diluted income (loss) per share:
Income (loss) from continuing operations......... $   0.86  $   0.96  $  (0.38)
Loss from discontinued operations................      --        --      (0.09)
Gain on disposal.................................      --        --       0.04
                                                  --------  --------  --------
                                                  $   0.86  $   0.96  $  (0.43)
                                                  ========  ========  ========
Weighted average shares outstanding--basic.......   25,812    20,912    19,439
                                                  ========  ========  ========
Weighted average shares outstanding--diluted.....   26,277    22,264    19,439
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                                                                         Notes
                                                                                       Receivable
                    Common    Common                                                      From    Additional
                     Stock    Stock    Class A Class A Class B Class B Class L Class L  Certain    Paid-In   Treasury  Treasury
                    Shares    Amount   Shares  Amounts Shares  Amounts Shares  Amounts Management  Capital    Stock     Shares
                    -------  --------  ------- ------- ------- ------- ------- ------- ---------- ---------- --------  --------
Balance at June
29, 1996.........    19,295  $ 32,674     --    $--       --    $--       --    $--      $ --      $   --    $   (460)    (35)
 Shares issued
 upon exercise of
 stock options...     1,789    10,807     --     --       --     --       --     --        --          --         --      --
 Tax benefits
 related to stock
 options.........       --      2,039     --     --       --     --       --     --        --          --         --      --
 Purchase of
 common stock....       --        --      --     --       --     --       --     --        --          --     (10,466)   (792)
 Acquisition of
 MicroClock,
 Inc.............       --         34     --     --       --     --       --     --        --          --       7,966     609
 Sale of Galaxy
 Power...........       --        --      --     --       --     --       --     --        --          --        (789)    (68)
 Subsidiaries
 equity
 transactions....       --       (188)    --     --       --     --       --     --        --          --         --      --
 Net loss........       --        --      --     --       --     --       --     --        --          --         --      --
                    -------  --------  ------   ----    -----   ----    -----   ----     -----     -------   --------   -----
Balance at June
28, 1997.........    21,084    45,366     --     --       --     --       --     --        --          --      (3,749)   (286)
 Shares issued
 upon exercise of
 stock options...     1,108     7,014     --     --       --     --       --     --        --          --         --      --
 Tax benefits
 related to stock
 options.........       --      4,224     --     --       --     --       --     --        --          --         --      --
 Purchase of
 common stock....       --        --      --     --       --     --       --     --        --          --     (12,993)   (488)
 Net income......       --        --      --     --       --     --       --     --        --          --         --      --
                    -------  --------  ------   ----    -----   ----    -----   ----     -----     -------   --------   -----
Balance at June
27, 1998.........    22,192    56,604     --     --       --     --       --     --        --          --     (16,742)   (774)
 Shares issued
 upon exercise of
 stock options...       159     1,105     --     --       --     --       --     --        --          --         --      --
 Tax benefits
 related to stock
 options.........       --        234     --     --       --     --       --     --        --          --         --      --
 Purchase of
 common stock....       --        --      --     --       --     --       --     --        --          --      (3,016)   (229)
 Recapitalization.. (13,193)  (57,943) 15,613    156    5,653     57    2,363     24      (455)     34,719     19,758   1,003
 Effect of stock
 split...........    (9,158)      --   10,839    108    3,924     39    1,640     16       --         (163)       --      --
 Net income......       --        --      --     --       --     --       --     --        --          --         --      --
                    -------  --------  ------   ----    -----   ----    -----   ----     -----     -------   --------   -----
Balance at July
3, 1999..........       --   $    --   26,452   $264    9,577   $ 96    4,003   $ 40     $(455)    $34,556   $    --      --
                    =======  ========  ======   ====    =====   ====    =====   ====     =====     =======   ========   =====
                    (Accumulated     Total
                     Deficit/)   Shareholders'
                      Retained      Equity
                      Earnings     (Deficit)
                    ------------ -------------
Balance at June
29, 1996.........    $  36,950     $  69,164
 Shares issued
 upon exercise of
 stock options...          --         10,807
 Tax benefits
 related to stock
 options.........          --          2,039
 Purchase of
 common stock....          --        (10,466)
 Acquisition of
 MicroClock,
 Inc.............          --          8,000
 Sale of Galaxy
 Power...........          --           (789)
 Subsidiaries
 equity
 transactions....          --           (188)
 Net loss........       (8,419)       (8,419)
                    ------------ -------------
Balance at June
28, 1997.........       28,531        70,148
 Shares issued
 upon exercise of
 stock options...          --          7,014
 Tax benefits
 related to stock
 options.........          --          4,224
 Purchase of
 common stock....          --        (12,993)
 Net income......       21,375        21,375
                    ------------ -------------
Balance at June
27, 1998.........       49,906        89,768
 Shares issued
 upon exercise of
 stock options...          --          1,105
 Tax benefits
 related to stock
 options.........          --            234
 Purchase of
 common stock....          --         (3,016)
 Recapitalization..   (214,362)     (218,046)
 Effect of stock
 split...........          --            --
 Net income......       23,043        23,043
                    ------------ -------------
Balance at July
3, 1999..........    $(141,413)    $(106,912)
                    ============ =============

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                          Year Ended
                                                  -----------------------------
                                                   July 3,   June 27,  June 28,
                                                    1999       1998      1997
                                                  ---------  --------  --------
Cash flows from operating activities:
 Net income (loss)..............................  $  23,043  $ 21,375  $ (8,419)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
 Depreciation and amortization..................      4,965     4,579     3,744
 Amortization of deferred finance charge........        203       --        --
 Amortization of bond premiums..................        (78)       (2)      (85)
 Minority interest and charges related to equity
  investment....................................        --        --      7,492
 (Gain) loss on sale of assets..................    (10,374)      633      (356)
 Purchase of trading securities.................    (23,313)  (12,930)     (834)
 Sale of trading securities.....................     23,669    11,911       845
 Loss from discontinued operations..............        --        --        909
 Deferred income taxes..........................     (6,995)     (712)    1,541
 Write-off of in-process research & development
  costs.........................................        --        --     11,196
 Stock compensation.............................        --        --         84
 Accounts receivable............................      2,215       355    (8,808)
 Inventory......................................      4,103       703         2
 Other assets, net..............................        794      (235)     (686)
 Accounts payable, accrued expenses and other
  liabilities...................................        678        81     3,480
 Income taxes payable...........................      5,540    (3,413)      292
                                                  ---------  --------  --------
  Net cash provided by operating activities.....     24,450    22,345    10,397
                                                  ---------  --------  --------
Cash flows from investing activities:
 Capital expenditures...........................     (7,694)   (8,139)   (3,358)
 Proceeds from sale of fixed assets.............        200        10       107
 Proceeds from sale of Datacom..................     16,000       --        --
 Proceeds from sale of building.................      3,801       --        --
 Proceeds from sales of marketable securities...     18,450     1,358       --
 Proceeds from sale of discontinued operations..        --        --      1,925
 Proceeds from maturities of marketable
  securities....................................     29,347    21,069    10,499
 Purchases of marketable securities.............    (31,973)  (30,499)  (18,371)
 Deposits on purchase contracts, net............    (12,000)   (2,000)   (6,000)
 Refunds on purchase contracts..................      4,544     4,711     1,998
 Investment in subsidiary, net of cash
  acquired......................................        --        --     (6,074)
                                                  ---------  --------  --------
  Net cash provided by (used in) investing
   activities...................................     20,675   (13,490)  (19,274)
                                                  ---------  --------  --------
Cash flows from financing activities:
 Net borrowings (repayments) under line of
  credit agreement..............................        --        --     (2,315)
 Repayments of long-term debt...................       (114)     (186)     (138)
 Proceeds from exercise of stock options........      1,105     7,015    10,807
 Tax benefit of stock option exercise...........        234     4,224     2,038
 Proceeds from long-term debt...................    170,030       --        --
 Recapitalization...............................   (247,104)      --        --
 Investment from equity investors...............     30,655       --        --
 Deferred financing charges.....................    (12,970)      --        --
 Purchase of treasury stock.....................     (3,016)  (12,993)  (10,466)
                                                  ---------  --------  --------
  Net cash used in financing activities.........    (61,180)   (1,940)      (74)
                                                  ---------  --------  --------
Net increase (decrease) in cash.................    (16,055)    6,915    (8,951)
 Cash and cash equivalents:
 Beginning of year..............................     25,340    18,425    27,376
                                                  ---------  --------  --------
 End of year....................................  $   9,285  $ 25,340  $ 18,425
                                                  =========  ========  ========
Supplemental disclosures of cash information:
 Cash payments during the period for:
 Interest.......................................  $     151  $     65  $     58
                                                  =========  ========  ========
 Income taxes...................................  $   6,408  $ 11,840  $  2,336
                                                  =========  ========  ========

          See accompanying notes to consolidated financial statements.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

 Consolidation Policy

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of all significant intercompany accounts and transactions.

 Reporting Periods

   In fiscal year 1996 the Company changed its fiscal year to a 52/53 week operating cycle that ends on the Saturday nearest June 30. Fiscal year 1999 represents a 53-week operating cycle. Fiscal years 1998 and 1997 represent a 52-week operating cycles.

 Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at July 3, 1999 consist of cash, overnight retail repurchase agreements (collateralized by U.S. Treasury obligations), money market funds and commercial paper.

 Marketable Securities

   Marketable securities at July 3, 1999 consist of debt securities. Under Statement No. 115, the Company classifies all of its debt securities as held to maturity, which are recorded at amortized cost. In prior years, the Company's equity securities were classified as trading securities and unrealized holding gains and losses are included in earnings. Trading Securities were carried at the present market value, with realized gains or losses recorded in interest income on the statement of operations. As a result of the restrictions imposed by the senior credit facility (see Note 10), the Company no longer invests in equity securities.

 Inventory

   Inventory is stated at the lower of standard cost, which approximates actual cost (FIFO basis) or market.

 Property, Plant and Equipment

   Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows:

   Machinery and equipment........................................ 3 to 10 years
   Furniture and fixtures......................................... 5 to 10 years

   Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

 Deferred Financing Costs

   Costs incurred in connection with the issuance of the senior credit facility and the senior subordinated notes (see Note 10), which are amortized over the average term of the related debt instruments, approximately 8 years at July 3, 1999. Accumulated amortization was $0.2 million as of July 3, 1999.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

 Goodwill

   The purchase price in excess of the fair value of net assets acquired is amortized on a straight-line basis over 7 years. Accumulated amortization was $0.5 million and $0.3 million as of July 3, 1999 and June 27, 1998, respectively. Goodwill is recorded in other assets on the consolidated balance sheet.

 Carrying Value of Long-Term Assets

   In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," the Company periodically evaluates the carrying value of long-term assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as using the anticipated cash flows discounted at a rate commensurate with the risk involved. See Note 3 for a discussion of an impairment charge recognized on the Voyetra Technologies Inc. ("Voyetra") investment, which was recorded in the fourth quarter of fiscal year 1997.

 Revenue Recognition

   Product sales are recognized as revenue upon shipment to the customer. The Company offers a right of return to certain customers. Allowances are established to provide for estimated returns at the time of sale. The Company recognizes sales to these customers, in accordance with the criteria of FASB No. 48, at the time of the sale based on the following: the selling price is fixed at the date of sale, the buyer is obligated to pay the Company, title of the property transfers at the Company's loading dock, the buyer has economic substance apart from the Company, the Company does not have further obligations to assist the buyer in the resale of the product and the returns can be reasonably estimated at the time of sale.

 Concentration of Credit Risk

   The Company sells its products primarily to original equipment manufacturers and distributors in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Concentrations of credit risk with respect to trade accounts receivable from specific customers is limited due to the large number of customers, however, there is a substantial concentration in the personal computer industry. Refer to Note 18 for geographic information.

 Income Taxes

   Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109. The Company files a consolidated federal tax return with its 80% or more owned subsidiaries, which included Turtle Beach for the first five months of fiscal year 1997.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities at

                       INTEGRATED CIRCUIT SYSTEMS, INC.

the date of the financial statements. In addition, they affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

 Accounting for Stock-based Compensation

   The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and continues to apply APB 25 and related interpretation in accounting for its stock options to employees and directors. Refer to Note 15 for pro forma disclosures.

 Reclassification of Accounts

   Certain reclassifications have been made to conform prior year's balances to the current year presentation.

 Other Comprehensive Income

   The Company's reported net income (loss) for all periods presented is the same as it's comprehensive income or loss since there were no items of other comprehensive income or loss for any of the periods covered by these financial statements.

 New Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which defers effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will adopt the requirements of this statement in fiscal 2001.

(2) Acquisitions/Mergers

   On May 11, 1999, the Company merged with ICS Merger Corp., a transitory merger company formed and wholly owned by certain affiliates of Bain Capital Inc. and Bear, Stearns and Company Inc. (the "Equity Investors"). The following events, which collectively are referred to as our recapitalization, provided the consideration for the redemption and purchase of the Company's outstanding shares of common stock and vested options, together with the redemption and purchase of our outstanding shares of common stock and vested options, together with the payment of fees and expenses, totaling $294.4 million that took place on May 11, 1999:

  --An equity investment of $30.6 million made by the Equity Investors and certain other investors in ICS Merger Corp.;

  --Direct purchases by Bain Capital of our common stock from certain existing shareholders for $9.6 million;

  --A rollover and new equity investment by certain members of our senior management team of $9.8 million, consisting primarily of:

    --Certain existing common stock ($6.6 million) that was converted into our new common stock after the merger; and

    --Certain existing stock options that were converted into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million);

    --Purchases of new common stock ($0.5 million) in exchange for promissory notes;

                        INTEGRATED CIRCUIT SYSTEMS, INC.

  --Borrowing of $70.0 million in term loans and $3.9 million under a $25.0 million revolving line of credit;

  --The offering of $100.0 million in senior subordinated notes (the
   "Notes"); and

  --The use of cash on-hand of $70.5 million.

   The merger was approved by the Company's previous board of directors and the board of directors of ICS Merger Corp., and was also approved by the previous shareholders at a meeting held on May 10, 1999.

   Since the recapitalization, the Company's common stock is no longer traded on the Nasdaq National Market or any exchange, price quotations are no longer available and the registration of the Company's common stock under the Securities Exchange Act of 1934 has been terminated.

   On February 28, 1997, the Company acquired all the capital stock of MicroClock, Inc. ("MicroClock"), a producer of clock synthesizer integrated circuits for multimedia applications, for approximately $16.4 million, consisting of $6.4 million in cash and 1,030,928 shares of ICS common stock. The Company's shares exchanged in the transaction were restricted from sale for one year, therefore, the shares were valued at a 20% discount from the closing price on the date of issuance based on an independent valuation. The acquisition was accounted for under the purchase method of accounting and resulted in a charge of $11.2 million related to the write-off of in-process research and development costs and the recording of goodwill of $1.7 million, which is being amortized over 7 years. In determining the write-off of in-process research and development expenses, MicroClock was valued as a whole, and then the portion of the value attributable to technology, which had not reached technical and/or commercial feasibility, was identified. This was determined to be in-process research and development, and the residual portion of the purchase consideration after assigning values to the net tangible assets and in-process research and development was recorded as goodwill. The method used in making the determination was the discounted probable future cash flows on a product by product basis. The assumptions used in the appraisal were: three-year net cash flow on a product with no material changes from historical pricing, margins and expense levels. The amount attributable to goodwill was included as an amortizable item on the Company's balance sheet, and the amount attributable to in-process research and development was written off as not being sufficiently evolved to be commercialized or to readily ascertain the future commercial value of the same as of the date of acquisition. Revenues and results of operations of MicroClock were not significant to the Company's consolidated statement of operations for the year ended June 28, 1997, and accordingly, pro forma information as if the transaction had occurred on June 29, 1996, has not been presented.

   The in-process research and development projects included applications such as communications, desktop, notebook, set-top boxes and oscillators. These projects enabled the Company to reach a customer base in which it had not been able to reach, penetrate a new market with the consumer electronics applications and offered additional future returns. The risks associated with their timely completion included technical issues relating to the projects, ability to retain its employee base after the merger and ability to obtain project materials from third party vendors. Management assigned approximately 87% of MicroClock's total product value to the in-process research and development projects at the time of acquisition. The Company has spent an additional $885,000 on these projects and had taken six months to complete these projects. The Company used its working capital to fund the completion of these projects.

   On November 29, 1996 the Company signed an Agreement and Plan of Merger, (the "Merger Agreement") to sell its approximately 87% interest in Turtle Beach Systems, Inc. ("Turtle Beach") to Voyetra

                        INTEGRATED CIRCUIT SYSTEMS, INC.

in exchange for an approximately 35% equity interest in Voyetra. Voyetra is a supplier of music and audio software. No gain or loss was initially recorded on this transaction. The Company's proportionate share of underlying equity in Voyetra was approximately $3.5 million. The excess of the Company's carrying value over their proportionate share of underlying equity was approximately $4.3 million. Subsequent to the transaction, the Company accounted for its investment in Voyetra under the equity method of accounting. In connection with the merger, the Company also entered into a Revolving Credit Agreement and Note Arrangement (the "Revolving Credit Agreement") with Voyetra, pursuant to which the Company agreed to make loans to Voyetra up to an aggregate of $3.5 million, subject to certain covenants. The Company recorded an impairment loss on this investment in the fourth quarter of fiscal year 1997. (See Dispositions/Impairment Note 3).

(3) Dispositions/Impairment

   In the third quarter of fiscal year 1999, the Company sold intellectual property and engineering hardware and software related to its data communications product line to 3Com Corporation for approximately $16.0 million in cash, resulting in a gain of approximately $10.7 million. Under the agreement, the Company will have certain licensing and technical support rights, and will continue to sell and support its existing and prospective fast ethernet transceiver product family to current and new customers.

   During the fourth quarter of fiscal year 1997, the Company determined that significant events and changes in circumstances had occurred subsequent to the Voyetra transaction that indicated it was probable that its investment in Voyetra would not be recoverable. In the opinion of the Company's management, Voyetra was experiencing an adverse shift in the fundamentals of its business, which resulted in deteriorating gross profit margins and a substantial increase in operating losses. In addition, during the fourth quarter of fiscal year 1997, the Company notified Voyetra that they had violated certain covenants and were in default under the Revolving Credit Agreement. As such, the Company concluded that it was under no obligation to provide financing under the Revolving Credit Agreement. As a result of these significant events in the fourth quarter of fiscal year 1997, management of the Company estimated that the undiscounted cash flows anticipated for Voyetra would not be sufficient to recover the carrying value of the Company's investment and a write-down to fair value was required. Consequently, in the fourth quarter of fiscal year 1997, the Company recorded an impairment loss of $7.1 million on its investment in Voyetra, which is included in the Statement of Operations as Impairment in equity investment. In the second quarter of fiscal year 1998, Voyetra filed a complaint in the Supreme Court of the State of New York against the Company. At the end of the second quarter, the Company and Voyetra reached a settlement. Voyetra released the Company from all claims and all obligations with respect to the Voyetra/Turtle Beach merger agreement in exchange for assumption of certain liabilities of Turtle Beach, a $200,000 cash payment and return of Voyetra stock held by the Company. During fiscal year 1998, the Company settled these obligations and returned the Voyetra stock.

   During the third quarter of fiscal year 1997, the Company implemented a plan, with approval by the Board of Directors, to dispose of its majority interest in its subsidiary, ARK Logic, within a 12-month period. Accordingly, the Company presented ARK Logic as a discontinued operations. In connection with these events, the Company recorded a charge of $1.5 million in the third quarter fiscal year 1997, including severance and facility termination costs. Subsequently, the Company sold approximately 80% of its holdings in ARK Logic to Vision 2000 Ventures, Ltd. ("Vision 2000") for which a gain of $0.9 million, including the reversal of severance and facility termination accruals, was recorded. The sale and purchase agreement required 20% of the sales price to be held in escrow for two years. The Company received the escrow amount plus interest $0.5 million in June 1999. The amounts from discontinued operations are not tax effected, as ARK Logic was not consolidated for tax purposes and ARK Logic has net operating loss carryforwards, for which no tax benefits had been recorded by the Company. Revenues from ARK Logic for fiscal years 1997 and 1996 were $1.8 million and $10.2 million, respectively.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

   In the first quarter of fiscal year 1997, the Company sold its Galaxy Power, Inc. subsidiary, which owned the assets related to the battery charge controller product line, for $0.8 million to Edward H. Arnold, former Chairman and CEO of the Company. The purchase consideration was satisfied by reacquisition of 115,861 shares of the Company's stock held by Arnold and was based on a valuation made by an independent appraiser.

(4) Purchase Commitments

   During fiscal year 1998, under an existing wafer supply contract with Chartered Semiconductor PTE ("CSM"), the Company advanced the final $2.0 million installment of its deposit with CSM whereby CSM would supply an agreed minimum quarterly quantity of wafers April 1996 through June 2002 at specified prices. This non-interest bearing deposit is recorded as a long-term asset under the caption "Deposits on purchase contract" and will be progressively repaid from January 1, 1998, as wafers are purchased. On October 7, 1998, the Company assumed a third party's wafer purchase contract with CSM. The agreement required the Company to advance $12.0 million as part of a mutual commitment for CSM to supply and the company to purchase an agreed upon minimum quarterly quantity of wafers over a twenty-seven month period from October 1, 1998 to December 31, 2000. The agreement requires CSM to refund the deposit to the Company in progressive quarterly installments based upon the volume of purchases made by the Company, and it is contractually required for all of the deposit to be returned. On October 21, 1998, the Company funded the $12.0 million required by this agreement. As of July 3, 1999, CSM has repaid $6.7 million of the Company's deposit. As of July 3, 1999 and June 27, 1998 amounts on deposit with CSM were $15.3 million and $7.9 million respectively. The Company had previously entered into a similar agreement with American Microsystems, Inc., ("AMI") by which it placed a $5.5 million deposit, which has been progressively repaid as wafer purchases were made. The Company received $2.6 million from AMI in fiscal 1998 extinguishing the balance of any outstanding deposit at AMI.

   The following table summarizes activity relating to the purchase commitment from CSM (in thousands):

   Balance 6/28/97..................................................... $ 8,000
     Deposits made.....................................................   2,000
     Payments received.................................................  (2,136)
                                                                        -------
   Balance 6/27/98.....................................................   7,864
     Deposits made.....................................................  12,000
     Payments received.................................................  (4,543)
                                                                        -------
   Balance 7/03/99.....................................................  15,321
     Less: current portion.............................................   3,973
                                                                        -------
     Long term portion of deposit...................................... $11,348
                                                                        =======

(5) Other Agreements

   In fiscal year 1998, the Company entered into a non-transferable and non-exclusive license with Philips Electronics to the Company to use their technical information for data transmission systems. In consideration of the licenses and rights granted, the Company, during fiscal year 1999 and fiscal year 1998, has expensed and paid approximately $0.5 million in royalty fees and expects to continue to make ongoing payments. The expense is included in the Company's cost of sales amount on the Statement of Operations.

   In fiscal year 1999, the Company entered into a non-exclusive and non-revocable license with PhaseLink Laboratories to use of their technical data. In return, in July 1999, the Company paid a one-time fee of $200,000, which will be amortized over the useful life of the technology (5 years).

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(6) Marketable Securities

   The Company invests in debt securities, which are classified as held to maturity. The estimated fair value of each investment approximates the cost, and therefore, there were no unrealized gains or losses as of July 3, 1999 and June 27, 1998. Historically, the Company invested in equity securities, which were classified as trading securities and recorded at market value. The Company recorded unrealized losses of approximately $0.1 million in the statement of operations for fiscal year 1998 and $0 for fiscal year 1999. Proceeds from the sale or maturity of the investments were $71.5 million and $34.3 million in fiscal year 1999 and fiscal year 1998, respectively. All investments are due within 90 days and therefore, are classified as cash and cash equivalents at July 3, 1999. As a result of the restrictions imposed by the senior credit facility (see Note 10), the Company no longer invests in equity securities.

(7) Accounts Receivable

   The components of accounts receivable are as follows (in thousands):

                                                                         June
                                                               July 3,    27,
                                                                1999     1998
                                                               -------  -------
   Accounts receivable........................................ $20,270  $22,128
   Less: reserves for returns and doubtful accounts...........  (2,150)  (1,793)
                                                               -------  -------
                                                               $18,120  $20,335
                                                               =======  =======

(8) Inventory

   The components of inventories are as follows (in thousands):

                                                                         June
                                                               July 3,    27,
                                                                1999     1998
                                                               -------  -------
   Work-in-process............................................ $ 8,211  $ 6,370
   Finished parts.............................................   5,665    9,829
   Less: obsolescence reserve.................................  (5,140)  (3,360)
                                                               -------  -------
   Inventory, net............................................. $ 8,736  $12,839
                                                               =======  =======

(9) Property and Equipment

   Property and equipment consists of the following (in thousands):

                                                             July 3,   June 27,
                                                               1999      1998
                                                             --------  --------
   Land and building........................................ $    --   $  5,562
   Machinery and equipment..................................   17,377    25,918
   Furniture and fixtures...................................    2,036     1,630
   Leasehold improvements...................................    3,735       308
                                                             --------  --------
                                                               23,148    33,418
   Less: accumulated depreciation and amortization..........  (11,021)  (15,534)
                                                             --------  --------
   Property and equipment, net.............................. $ 12,127  $ 17,884
                                                             ========  ========

   Depreciation and amortization expense related to property and equipment was $4.7 million, $4.3 million and $3.3 million in 1999, 1998 and 1997, respectively.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(10) Debt

   On May 10, 1999, the shareholders of the Company voted to approve the management-led buyout, which was completed on May 11, 1999. In connection with the recapitalization, the Company obtained financing consisting of: $100.0 million of senior subordinated notes (the "Notes"), term A loans for $30.0 million and the term B loans for $40.0 million and $3.9 million from a revolving credit facility. The term loans and revolving credit facility combined make up the Senior Credit Facility.

   The term A loan is payable over varying quarterly installments beginning September 30, 1999 through May 11, 2004. The term B loan is payable in varying quarterly installments beginning September 30, 1999 through May 11, 2006. The revolving loans can be repaid without paying a premium or penalty, other than payment of breakage costs and reimbursement of the lenders' actual re-employment costs under certain circumstances through May 30, 2004. The revolving credit facility permits total availability of $25.0 million. At the Company's option, the interest rates under the senior credit facility will be either (1) the base rate, which is the higher of the prime lending rate or 0.5% in excess of the Federal funds effective rate, plus a margin or (2) adjusted LIBOR plus a margin. The margins of the different loans under the senior credit facility will initially be set and then will vary according to a pricing grid based upon the consolidated leverage ratio as follows: the initial margin on the term A loan and revolving loans will be 2.0% over the base rate or 3.0% over adjusted LIBOR, and then on each of the term A and revolving loans the margins will range from 1.75%-0.75% for base rate or from 2.75%-1.75% for adjusted LIBOR; and the initial margin on the term B loan will be 2.5% over the base rate or 3.5% over adjusted LIBOR, and then on the term B loans the margins will range from 2.25%-2.00% for base rate or from 3.25%-3.00% for adjusted LIBOR.

   The $100.0 million of senior subordinated notes are due May 15, 2009. Interest on the notes will accrue at the rate of 11.5% per annum and will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1999, to holders of record on the immediately preceding May 1 and November 1. Except in the case of certain equity offerings by the Company and certain kinds of changes of control, the Company can not choose to redeem the Notes until May 15, 2004. At anytime before May 15, 2002, the Company can choose to redeem up to 35% of the outstanding Notes with money that the Company raises in one or more equity offerings, as long as the Company's pays 111.5% of the principal amount of the Notes plus accrued interest and at least $65.0 million of the Notes originally issued remain outstanding afterwards. All of the Company's domestic subsidiaries guarantee the Notes with unconditional guarantees of payment that will rank below their senior indebtedness, but will rank equal to their other senior subordinated indebtedness in right of payment. The Notes contain covenants that limit what the Company may do, such as paying dividends, incurring additional indebtedness, transferring or selling assets and consolidating, merging or selling all or substantially all of the Company's assets of subsidiaries.

   Certain of the Company's loan agreements require the maintenance of specified financial ratios and impose financial limitations. At July 3, 1999, the Company was in compliance with its senior credit facility covenants. The debt is secured by substantially all assets from the Company and its domestic subsidiaries.

   On April 13, 1999, the Company sold the land and building at the Company's Norristown location to BET Investments III, L.P., a Pennsylvania limited partnership. The purchase price for the property was $3.9 million and included the buyer's assumption of the Company's PIDA loan. BET Investments III, L.P. assigned its right to purchase the building to BET Investments IV, L.P., a Pennsylvania limited Partnership on January 29, 1999. The Company signed a lease with BET Investments IV L.P., to lease back the Norristown property for a term of eight years, which went into effect upon closing of the sale of the property by the Company. The Company leased back the entire building with monthly rent beginning at approximately $51,000 for the first year and progressively increasing each year to approximately $63,000 in the eighth year. The Company also has a

                        INTEGRATED CIRCUIT SYSTEMS, INC.

renewal option of three more years subsequent to the initial eight-year term. The Company recorded a $0.9 million deferred gain from this transaction. The Company will recognize the gain over the original term of the lease. In fiscal year 1999, the Company received $0.2 million in sublease income from this property.

   Senior debt consisted of the following (in thousands):

                                                              July 3,  June 27,
                                                                1999     1998
                                                              -------- --------
   Term A loans payable in varying installments through 2004
    at LIBOR plus 3 (8.295% at July 3, 1999)................  $ 27,500  $  --
   Term A loans payable in varying installments through 2004
    at LIBOR plus 3 (8.1% at July 3, 1999)..................     2,500     --
   Term B loans payable in varying installments through 2006
    at LIBOR plus 3.5 (8.795% at July 3, 1999)..............    37,500     --
   Term B loans payable in varying installments through 2006
    at LIBOR plus 3.5 (8.6% at July 3, 1999)................     2,500     --
   11.5% exchangeable subordinated debentures due 2009......   100,000     --
   PIDA second mortgage, payable in monthly installments,
    interest at 2%..........................................       --    1,503
   Lease obligations and other..............................        30      20
                                                              --------  ------
                                                               170,030   1,523
   Less current portion.....................................     1,030     143
                                                              --------  ------
   Long-term debt, less current portion.....................  $169,000  $1,380
                                                              ========  ======

   Aggregate annual maturities of long-term debt as of July 3, 1999 (in thousands):

   2000................................................................ $  1,030
   2001................................................................    4,600
   2002................................................................    6,400
   2003................................................................    8,800
   2004................................................................   11,200
   2005 and beyond.....................................................  138,000
                                                                        --------
                                                                        $170,030
                                                                        ========

(11) Lease Obligations

   The Company leases certain of its facilities under operating lease agreements, some of which have renewal options.

   Rental expense under operating lease agreements, net of sublease income, was $0.9 million, $0.6 million and $0.3 million in 1999, 1998 and 1997, respectively.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Future minimum lease commitments under the Company's operating leases are as follows as of July 3, 1999 (in thousands):

   2000................................................................. $ 2,277
   2001.................................................................   2,048
   2002.................................................................   2,002
   2003.................................................................   2,004
   2004 and after.......................................................  10,770
                                                                         -------
                                                                         $19,101
                                                                         =======

(12) Fair Value of Financial Instruments

   Estimated fair value of financial instruments is provided in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable and accounts payable--The carrying amounts of these items approximate their fair values at July 3, 1999 due to the short-term maturities of these instruments.

   Marketable securities--The estimated fair value of each held to maturity investment approximates the amortized cost and as such no unrealized gain or loss has been recorded.

   Long-term debt--Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available. The carrying value of this item is not materially different from its fair value on July 3, 1999.

(13) Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                             Year Ended
                                                      --------------------------
                                                                June
                                                      July 3,    27,    June 28,
                                                       1999     1998      1997
                                                      -------  -------  --------
   Current tax expense:
     Federal......................................... $10,549  $11,685   $4,248
     State...........................................   1,571    1,837      525
     Foreign.........................................     195       35      --
                                                      -------  -------   ------
       Total current................................. $12,315  $13,557   $4,773
                                                      -------  -------   ------
   Deferred tax expense (benefit):
     Federal......................................... $(6,907) $  (627)  $1,299
     State...........................................     (88)     (85)     242
                                                      -------  -------   ------
       Total deferred................................  (6,995)    (712)   1,541
                                                      -------  -------   ------
       Total income tax expense...................... $ 5,320  $12,845   $6,314
                                                      =======  =======   ======

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                              Year Ended
                                                       -------------------------
                                                       July 3, June 27, June 28,
                                                        1999     1998     1997
                                                       ------- -------- --------
Deferred tax assets:
  Accounts receivable allowances...................... $   759  $  664   $  171
  Inventory valuation.................................   1,843   1,208      744
  Disqualified disposition exercises of options.......   6,141     --       --
  Net operating loss carry forward....................     195     195      195
  Capital loss carry forward..........................   1,894   2,137    2,136
  Basis in equity investment..........................     --      692      692
  Accrued expenses and other..........................     529     318      291
                                                       -------  ------   ------
    Gross deferred tax assets.........................  11,361   5,214    4,229
    Less: valuation allowance.........................   2,717   3,145    3,090
                                                       -------  ------   ------
  Deferred tax asset..................................   8,644   2,069    1,139
Deferred tax liabilities:
  Depreciation........................................     501   1,018      899
  Other...............................................     288     193       94
                                                       -------  ------   ------
    Deferred tax liabilities..........................     789   1,211      993
                                                       -------  ------   ------
Net deferred tax asset................................ $ 7,855  $  858   $  146
                                                       =======  ======   ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

   Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, potential limitations with respect to the utilization of loss carry forwards, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods which deferred tax assets are deductible and the potential limitations of loss and credit carry forwards, management believes it is more likely than not the Company will realize these deductible differences, net of existing valuation allowances (both federal and state) at July 3, 1999. The Company periodically reassesses and re-evaluates the status of its recorded deferred tax assets.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The actual tax expense differs from the "expected" tax expense computed by applying the statutory Federal corporate income tax rate of 35% in all fiscal years to income before income taxes as follows (in thousands):

                                                           Year Ended
                                                    ---------------------------
                                                    July 3,  June 27,  June 28,
                                                     1999      1998      1997
                                                    -------  --------  --------
   Computed expected tax expense (benefit)........  $ 9,927  $11,977    $ (736)
   State taxes (net of federal income tax
    benefit)......................................      964    1,248       228
   Effect of lower foreign tax rates..............   (3,086)  (1,012)      --
   Capital contribution...........................      --       346       --
   Tax-exempt interest and dividends..............      --       (13)      (29)
   In-process research and development write-off..      --       --      3,904
   Loss in equity investments.....................      --       --      2,778
   Loss from discontinued operations..............      --       --        318
   Gain from sale of Galaxy Power.................      --       --       (174)
   Utilization of capital loss carryforwards......   (3,233)     --        --
   Intangible amortization........................      185       82       --
   Other..........................................      563      217        25
                                                    -------  -------    ------
                                                    $ 5,320  $12,845    $6,314
                                                    =======  =======    ======

   As of July 3, 1999, the Company has state operating loss carry forwards of approximately $3.0 million expiring through 2008. The Company also has a capital loss carry forward of approximately $4.9 million expiring in 2003. The Company does not currently calculate deferred taxes on its investment in its Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If the Company were to record deferred taxes on its investment, the amount would be a $4.3 million liability.

(14) Employee Benefit Plans

   The Company has a bonus plan, which covers permanent full-time employees with at least six months of service. Bonuses under this plan are based on the Company achieving specified revenue and profit objectives and on individuals meeting specified performance objectives. Amounts charged to expense for the plan were $3.9 million, $3.6 million and $1.9 million in fiscal years 1999, 1998 and 1997, respectively.

   The Company has a 401(k) employee savings plan, which provides for contributions to be held in trust by corporate fiduciaries. Employees are permitted to contribute up to 12 percent of their annual compensation. Under the plan, the Company makes matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% up to a maximum of 6 percent of annual compensation, subject to IRS limits. The amounts contributed by the Company and charged to expense were $0.5 in fiscal year 1999, $0.5 million in fiscal year 1998, and $0.3 million in fiscal year 1997.

(15) Stock Option Plans

   Non-qualified stock options are granted at prices not less than the fair market value at the date of grant, as determined by directors of the Company, and become exercisable as determined by the Company's stock option committee, generally over five years. Options can be granted for terms of up to ten years. Incentive stock options have also previously been granted at fair market value.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

 Pre-Recapitalization

   The Company had various stock option plans (the "Plans") under which key employees and non-employee directors and consultants were granted incentive stock options and non-qualified options.

   The Company's 1997 Equity Compensation Plan ("the 1997 Plan") was approved, ratified and adopted by shareholders at the Shareholders' Meeting on October 23, 1997.

   Stock option transactions pre-recapitalization during fiscal years 1999, 1998 and 1997 are summarized as follows (in thousands, except price per share):

                                   Options Available                Weighted
                                    For Grant Under    Options      Average
   Plans                               The Plans     Outstanding Exercise Price
   -----                           ----------------- ----------- --------------
   Balance June 29, 1996..........         517          4,181        $6.27
     Shares reserved..............         508            --           --
     Granted......................      (1,638)         1,638         7.21
     Exercised....................         --          (1,784)        6.04
     Terminated...................         679           (679)        6.54
                                        ------         ------        -----
   Balance June 28, 1997..........          66          3,356        $6.84
     Additional shares reserved...       3,388            --           --
     Granted......................        (715)           715        13.92
     Exercised....................         --          (1,086)        6.33
     Terminated...................         683           (681)        8.39
                                        ------         ------        -----
   Balance June 27, 1998..........       3,422          2,304        $8.74
     Additional shares reserved...         --             --           --
     Granted......................      (1,166)         1,166         7.91
     Exercised....................         --          (2,912)        7.56
     Cancelled....................      (2,814)           --          9.96
     Terminated...................         558           (558)       13.17
                                        ------         ------        -----
   Balance July 3, 1999...........           0              0        $   0
                                        ======         ======        =====

   During fiscal years 1998 and 1997, 1.02 million stock options were granted to employees outside the plans described above at weighted exercise price of $10.13, the fair market value at grant date, for terms of five years. Such options are non-qualified and are not included in the above table but are included in SFAS No. 123 pro forma disclosure that appears below.

 Post-Recapitalization

   The above plans were replaced on May 11, 1999. The 1999 Stock Option Plan ("the 1999 Plan") was approved, ratified and adopted at this time. These options vest over five years and expire in May 11, 2009.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Stock option transactions post-recapitalization during fiscal 1999 are summarized as follows (in thousands, except price per share):

                                    Options Available                Weighted
                                     For Grant Under    Options      Average
   1999 Plans                           The Plans     Outstanding Exercise Price
   ----------                       ----------------- ----------- --------------
   Common A Shares:
   Balance June 27, 1998...........          --            --         $ --
     Shares reserved...............       11,070           --           --
     Granted.......................      (10,328)       10,328         0.54
     Terminated....................           47           (47)        0.67
                                         -------        ------        -----
   Balance July 3, 1999............          789        10,281        $0.54
                                         =======        ======        =====

   Common L Shares:
   Balance June 27, 1998...........          --            --         $ --
     Shares reserved...............          232           --           --
     Granted.......................         (232)          232         2.12
     Terminated....................          --            --           --
                                         -------        ------        -----
   Balance July 3, 1999............          --            232        $2.12
                                         =======        ======        =====

   As of July 3, 1999, options for 2.4 million shares were exercisable at weighted average exercise prices ranging from $0.026 to $2.12 at an aggregate exercise price of $0.3 million. Income tax benefits attributable to non-qualified stock options exercised and disqualifying dispositions of incentive stock options are credited to equity when realized.

                            Options Outstanding                               Options Exercisable
   ---------------------------------------------------------------------------------------------------
                            Outstanding Weighted Average                  Exercisable
           Range of            as of       Remaining     Weighted Average    as of    Weighted Average
        Exercise Price       07/3/1999  Contractual Life  Exercise Price   07/3/1999   Exercise Price
        --------------      ----------- ---------------- ---------------- ----------- ----------------
   $0.05--$0.21............    7,551          9.9             $0.10          2,091         $0.02
   $1.70--$1.91............    2,729          9.9             $1.75            --          $ --
   $1.91--$2.12............      232          9.9             $2.12            232         $2.12
                              ------          ---             -----          -----         -----
                              10,512          9.9             $0.57          2,323         $0.24
                              ======          ===             =====          =====         =====

   The Company applies APB 25 and related interpretations in accounting for stock option plans. In connection with the recapitalization, the Company recorded a compensation charge of $15.1 million relating to the acceleration of the vesting period of employee outstanding stock options under the Company's previous option plans.

   Had compensation cost been recognized consistent with SFAS No. 123, the Company's consolidated net earnings (loss) and earnings (loss) per share would have been as follows (in thousands except per share data):

                                                      1999     1998     1997
                                                    -------- -------- --------
   Net income (loss) as reported..................  $ 23,043 $ 21,375 $ (8,419)
   Pro forma......................................    19,449   16,868  (10,405)
   Net income (loss) per diluted share as
    reported......................................      0.86     0.96    (0.43)
   Pro forma diluted net income (loss) per share..      0.43     0.76    (0.54)

   The per share weighted-average fair value of stock options issued by the Company was $1.30, $8.72, and $3.88 for fiscal years 1999, 1998 and 1997 respectively.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

                                        1999           1998          1997
                                    -------------  ------------  -------------
   Dividend yield..................             0%            0%             0%
   Expected volatility............. Minimal value         60-81%         60-65%
   Average expected option life....       5 years       4 years        4 years
   Risk-free interest rate.........           6.0% 5.34% to 6.4% 5.34% to 6.71%

   Pro forma net income (loss) reflects only options granted in fiscal years 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No.123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over an option's vesting period, and compensation cost for options granted prior to July 1, 1995 is not considered.

(16) Net Income (Loss) Per Share

   The Company had adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires the Company to report both basic net income (loss) per share, which is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares that contingently convert into Common Stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and diluted potential common shares outstanding. Class A Stock, Class B Stock and Class L Stock share ratably in the net income (loss) remaining after giving effect to the 9% yield on Class L Stock. Net income (loss) for year ended July 3, 1999 used in the net income (loss) per share calculation represents the income (loss) attributable to the weighted average number of shares of Class A Stock, Class B Stock and Common Stock outstanding after giving effect to the 9% yield on Class L Stock.

   The following tables set forth the computation of net income (numerator) and shares (denominator) for earnings per share:

                                                             Year Ended
                                                      -------------------------
                                                      July 3, June 27, June 28,
                                                       1999     1998     1997
                                                      ------- -------- --------
Numerator (in thousands):
Net Income (loss)...................................  $23,043 $21,375  $(8,419)
Less: Income attributable to Class L Stock..........      530     --       --
                                                      ------- -------  -------
                                                      $22,513 $21,375  $(8,419)
                                                      ======= =======  =======
Denominator (in thousands):
Common Stock........................................   20,690  20,912   19,439
Class A Stock.......................................    3,758     --       --
Class B Stock.......................................    1,364     --       --
                                                      ------- -------  -------
Weighted average shares outstanding used for basic
 income per share...................................   25,812  20,912   19,439
Common Stock Options................................      465   1,352      --
                                                      ------- -------  -------
Weighted average shares outstanding used for diluted
 income per share...................................   26,277  22,264   19,439
                                                      ======= =======  =======

(17) Stockholders' Equity

   The shares of Class A common stock entitle the holder to one vote per share on all matters to be voted upon by shareholders. The Class B common stock and Class L common stock are non-voting. The Class L common stock is identical to the Class A common stock and Class B common stock except that the Class L

                        INTEGRATED CIRCUIT SYSTEMS, INC.

common stock will be entitled preference over the Class A common stock and the Class B common stock, with respect to any distribution to holders of our common stock, equal to the original cost of such share ($10.62) plus an amount which accrues at a rate of 9% per annum, compounded quarterly. The Class L common stock is convertible into Class A common stock upon an initial public offering. Class A common stock is convertible into Class B common stock at any time, and Class B common stock is convertible into Class A common stock at any time so long as after giving effect to the conversion the converting Class B common stock holders and their affiliates do not own more than 49.9% of the outstanding shares of Class A common stock.

(18) Business Segment and Geographic Information

   The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which became effective for fiscal year 1999. The Company adopted the requirements of this statement in fiscal year 1999.

   Revenue and long-lived assets by the Company's geographic locations are as follows:

                                                     Revenues by Geographic
                                                            Location
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
   North America.................................. $ 46,702  $ 71,473  $ 48,100
   Asia Pacific...................................   35,228    37,619    20,149
   Europe.........................................    5,636     9,311    11,132
   Taiwan.........................................   51,497    42,231    24,978
                                                   --------  --------  --------
                                                   $139,063  $160,634  $104,359
                                                   ========  ========  ========
                                                       Long-Lived Assets
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
   United States.................................. $  9,099  $ 15,742  $ 13,692
   Singapore......................................    3,944     2,846       412
   Elimination of Intercompany....................     (916)     (704)      --
                                                   --------  --------  --------
                                                   $ 12,127  $ 17,884  $ 14,104
                                                   ========  ========  ========

   The Company has two reportable segments, core products and non-core products. The core segment represents parts that synchronize the timing signals in electronic devices. The non-core products included data communication transceivers and custom components.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of these two segments based on their contribution to operating income, excluding non-recurring gains or losses.

   The Company's reportable segments are strategic product lines that differ in nature and have different end uses, as such these product lines are managed and reported to the chief operating decision maker separately.

   Core products are standard application specific products that are sold into a variety of applications. The Company's average selling prices tend to be stable, gross margins are higher than commodity products, and the volumes higher than the non-core segment. Two types of products characterize the non-core segment. Data communications are transceivers used in network applications. The custom parts are for different applications using varied technologies. Each component in the custom product line is developed specifically for one customer for their specific application.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Revenue, operating profit, depreciation and amortization and capital expenditures by business segment were as follows:

                                                    Business Segment Net
                                                           Revenue
                                                 -----------------------------
                                                   1999       1998      1997
                                                 ---------  --------  --------
   Core......................................... $ 107,710  $ 90,622  $ 63,280
   Non-core.....................................    31,353    70,012    41,079
                                                 ---------  --------  --------
     Total net revenues......................... $ 139,063  $160,634  $104,359
                                                 =========  ========  ========
                                                   Business Segment Profit
                                                           (Loss)
                                                 -----------------------------
                                                   1999       1998      1997
                                                 ---------  --------  --------
   Core......................................... $  22,783  $ 11,733  $ (1,835)
   Non-core.....................................    10,674    20,567     6,686
   Special charge...............................   (15,051)      --        --
                                                 ---------  --------  --------
     Total operating profit.....................    18,406    32,300     4,851
   Reconciliation to statements of operations:
   Gain on sale of Datacom......................    10,734       --        --
   Interest and other income....................     2,178     1,984     1,800
   Interest expense.............................    (2,955)      (64)      (63)
   Impairment on equity investment..............       --        --     (7,072)
   Minority interest............................       --        --        154
   Equity loss of investee......................       --        --       (866)
                                                 ---------  --------  --------
     Net income (loss) before income taxes...... $  28,363  $ 34,220  $ (1,196)
                                                 =========  ========  ========

   The Company does not allocate items below operating income to specific segments. The core and non-core profit is calculated as revenues less cost of sales, research and development and selling, general and administrative expenses for that segment. In addition, the Company does not allocate most of its assets to specific segments, with the exception of certain property and equipment, and accordingly has not presented a breakdown of assets by segments.

                                                         Business Segment
                                                    Depreciation/Amortization
                                                    --------------------------
                                                      1999     1998     1997
                                                    -------- -------- --------
   Core............................................ $  1,595 $  1,494 $  1,269
   Non-core........................................      326      529      478
   Corporate and other.............................    3,044    2,556    1,997
                                                    -------- -------- --------
     Total consolidated depreciation and
      amortization................................. $  4,965 $  4,579 $  3,744
                                                    ======== ======== ========
                                                     Business Segment Capital
                                                           Expenditures
                                                    --------------------------
                                                      1999     1998     1997
                                                    -------- -------- --------
   Core............................................ $  1,029 $  1,509 $    418
   Non-core........................................      279      760      299
   Corporate and other.............................    6,386    5,870    2,641
                                                    -------- -------- --------
     Total consolidated capital expenditures....... $  7,694 $  8,139 $  3,358
                                                    ======== ======== ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(19) Related Party Transactions

   On May 11, 1999, the Company entered into an advisory agreement with Bain Capital Inc., a shareholder, for consulting services. The agreement provides for the Company to pay Bain Capital Inc. $750,000 per year plus any reasonable out of pocket expenses on a quarterly basis. The term of this agreement ends May 11, 2009. In connection with the merger and recapitalization, the Company paid $3.4 million to Bain Capital.

   On May 11, 1999, the Company entered into an advisory agreement with Bear, Stearns & Co. Inc., a shareholder, for consulting services. The agreement provides for the Company to pay Bear, Stearns & Co. Inc. $250,000 per year plus any reasonable out of pocket expenses on a quarterly basis. The term of this agreement ends May 11, 2009. In connection with the merger and recapitalization, the Company paid $4.9 million to Bear, Stearns & Co.

   On May 11, 1999, certain members of our senior management team entered into deferred compensation agreements with the Company. The agreements expire on May 11, 2009 upon which time the Company will pay the executives the entire deferred compensation regardless of their employment status at the Company. If a sale of the Company is consummated prior to expiration of the agreements, the executives will receive full benefit amount at that date. If there is a consummation of a Qualified Initial Public Offering ("QIPO date") prior to expiration the executive will receive 50% of the benefit on that date and the remaining 50% is payable on the date one year after the QIPO date. The amount of deferred compensation as of July 3, 1999 was $0.5 million.

   On May 11, 1999, the Company entered into an employment agreement with Hock
E. Tan, as CEO and President with a base salary of $250,000 per year. In addition to his salary, Mr. Tan is eligible to earn an annual bonus of up to 120% of his base salary based upon the Company attaining certain performance targets established annually by the board of directors.

   On May 11, 1999, certain members of the management team entered into stock purchase agreements. In exchange for the purchase of Class A common shares and Class L common shares the executives delivered to the Company a promissory note. The notes accrue interest at 8% per annum and mature on May 11, 2006. The executives may prepay the notes at any time, in whole or increments of $1,000. If the executives receive a bonus from the Company, the executives have the obligation to pay the Company an amount equal to 50% of the amount of such bonus, net of the amount of any customary withholding taxes and such amount paid to the Company shall first reduce accrued interest and any remaining amount paid to the Company shall reduce the principal amount. The outstanding amounts as of July 3, 1999 was $0.5 million.

   On May 11, 1999, the Company entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for the Company to pay Mr. Boreen $350,000 per year in monthly installments. The term of the consulting agreement ends on May 11, 2002.

   The Company previously entered into an employment agreement with Henry Boreen on May 6, 1998 to serve as the Company's interim CEO until September 11, 1998. Mr. Boreen's base compensation was $10,000 per month, plus a grant of 84,710 stock options at an exercise price at fair market price at date of grant, which immediately vested. On September 14, 1998, the Company made an amendment to this agreement to extend the term to December 31, 1998. The amendment also increased Mr. Boreen's base compensation to $12,000 per month plus a grant of 50,826 stock options at an exercise price of fair value at the date of grant. Those options vested immediately. Also, in the first quarter of fiscal year 1997, the Company and Henry I. Boreen, Chairman of the Board, entered into an employment agreement as Interim Chief Executive Officer. For his services in this

                        INTEGRATED CIRCUIT SYSTEMS, INC.

capacity, Mr. Boreen received a grant of 127,065 stock options at an exercise price of $6.13 per share which was equal to the closing price on the date of grant, and which option had a term of ten years and became exercisable in monthly installments over the six month period following the date of grant.

   On January 11, 1999, the Company entered into an employment agreement with Rudolf Gassner as the Company's Chairman of the Board. The employment period was for one year commencing on January 1, 1999. Mr. Gassner's responsibilities included finding a suitable candidate to serve as the Company's Chief Executive Officer, and management of day-to-day operations of the Company until a suitable Chief Executive Officer is secured. The agreement provided for the Company to pay Mr. Gassner a salary at a monthly rate of $12,000 during the employment term. Mr. Gassner was also entitled to participate in the Company's incentive compensation plan. This agreement terminated May 11, 1999.

   On November 3, 1998, the Company granted Mr. Gassner an option to purchase 189,750 shares of the Company's common stock at $8.19 per share, equal to fair market value on the grant date. The options vest and become exercisable on a cumulative basis at a rate of 13,554 shares per month commencing on November 30, 1998, with vesting on December 31, 1999. On November 3, 1998 the Company granted Mr. Gassner an option to purchase an additional 169,420 shares of the Company's common stock at $8.19, the fair market value on the grant date. These options vest and become exercisable on a cumulative basis at the rate of 33,884 shares per year commencing on the first anniversary of the grant date, with full vesting on November 3, 2003, and earlier vesting in full in the event the price of the Company's common stock exceeds $11.80 for 10 consecutive trading days. This agreement terminated May 11, 1999.

   In the third quarter of fiscal 1998, the Company entered into a severance agreement with Stavro Prodromou, the former President and Chief Executive Officer. Dr. Prodromou received $135,000 in cash severance and health benefits at the time of his departure, and was granted up to a one-year period to exercise 211,775 of his stock options. His remaining options were canceled.

   On May 11, 1998, each non-employee director entered into a consulting agreement with the Company for management consulting services. The term of each of the consulting agreement ended on December 31, 1998, and to the extent service (not to exceed ten days per month) of any such director were to be retained, he would receive cash compensation of $2,000 per day. There were no expenses incurred under this agreement in fiscal year 1999.

   In the first quarter of fiscal year 1997, the Company and David Sear, the former President and Chief Executive Officer, entered into a severance agreement. The Company recorded a charge of $0.3 million in connection with this agreement.

(20) Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries

   The Company conducts substantially all of its business through its domestic and foreign subsidiaries. On May 11, 1999, the Company issued $100.0 million principal amount of Notes bearing interest at a rate of 11.5%. The proceeds from the issuance of the Notes together with borrowings under a senior credit facility were used to pay transaction costs associated with the recapitalization of the Company and fund a portion of the cash consideration payable in connection with the merger.

   Presented below is condensed consolidating financial information for Integrated Circuit Systems, Inc., which includes the activities of the guarantor subsidiaries and the wholly owned foreign subsidiary (the "Non-Guarantor Subsidiary") as of July 3, 1999 and June 27, 1998 and for the fiscal years ended July 3, 1999, June 27, 1998 and June 28, 1997. The condensed consolidating financial information has been presented to show the nature of the assets held, results of operations and cash flows of the Parent Company, Guarantor subsidiaries

                        INTEGRATED CIRCUIT SYSTEMS, INC.

and the Non-Guarantor subsidiary assuming the guarantee structure of the Notes was in effect as the beginning of the periods presented. Separate financial statements for Guarantor Subsidiaries are not presented based on management's determination that they would not provide additional information that is material to investors.

   The condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor and Non-Guarantor Subsidiaries using the equity method of accounting. In addition, corporate interest has not been allocated to the subsidiaries.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                                  July 3, 1999
                                 (In thousands)

                                                      Non-
                           Parent     Guarantor    Guarantor   Eliminating
                           Company   Subsidiaries Subsidiaries   Entries   Consolidated
                          ---------  ------------ ------------ ----------- ------------
Assets:
Cash and cash
 equivalents............  $   3,034    $ 2,661      $ 3,590     $     --    $   9,285
Accounts receivable,
 net....................     12,730        --         5,390           --       18,120
Inventory...............      3,033      3,419        2,284           --        8,736
Other current assets....     10,858      2,938          429           --       14,225
Property and equipment,
 net....................      1,261      7,838        3,944          (916)     12,127
Deferred financing
 charges................     12,767        --           --            --       12,767
Investment in
 subsidiaries...........     58,828        --           --        (58,828)        --
Intercompany
 receivables............      5,920     45,238          --        (51,158)        --
Other assets............      6,433      1,152        4,950           --       12,535
                          ---------    -------      -------     ---------   ---------
  Total assets..........  $ 114,864    $63,246      $20,587     $(110,902)  $  87,795
                          =========    =======      =======     =========   =========
Liabilities and
 shareholders' equity
 (deficit):
Current liabilities,
 exclusive of debt......  $   5,715    $14,811      $ 1,900     $     --    $  22,426
Current portion of long-
 term debt..............      1,000         30          --            --        1,030
Long-term debt less
 current................    169,000        --           --            --      169,000
Other non-current
 liabilities............      1,648        603          --            --        2,251
Intercompany payable....     44,413        968        5,777       (51,158)        --
Shareholders' equity
 (deficit)..............   (106,912)    46,834       12,910       (59,744)   (106,912)
                          ---------    -------      -------     ---------   ---------
  Total liabilities and
   shareholders' equity
   (deficit)............  $ 114,864    $63,246      $20,587     $(110,902)  $  87,795
                          =========    =======      =======     =========   =========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                                 June 27, 1998
                                 (In thousands)

                                                     Non-
                           Parent    Guarantor    Guarantor   Eliminating
                          Company   Subsidiaries Subsidiaries   Entries   Consolidated
                          --------  ------------ ------------ ----------- ------------
Assets:
Cash and cash
 equivalents............  $  4,573    $ 16,413     $ 4,354     $     --     $ 25,340
Accounts receivable,
 net....................    17,242         --        3,093           --       20,335
Inventory...............     4,320       5,741       2,778           --       12,839
Other current assets....     2,237      18,814         131         1,067      22,249
Property and equipment,
 net....................    11,804       3,938       2,846          (704)     17,884
Investment in
 subsidiaries...........    90,591         --          --        (90,591)        --
Intercompany
 receivables............    16,057       3,677         --        (19,734)        --
Other assets............     7,975       1,387         --            --        9,362
                          --------    --------     -------     ---------    --------
  Total assets..........  $154,799    $ 49,970     $13,202     $(109,962)   $108,009
                          ========    ========     =======     =========    ========
Liabilities and
 shareholders' equity
 (deficit):
Current liabilities,
 exclusive of debt......  $ (1,016)   $ 13,525     $ 2,830     $     168    $ 15,507
Current portion of long-
 term debt..............       123          20         --            --          143
Other non-current
 liabilities............     2,138         453         --            --        2,591
Intercompany payable....    63,786     (51,717)      6,775       (18,844)        --
Shareholders' equity
 (deficit)..............    89,768      87,689       3,597       (91,286)     89,768
                          --------    --------     -------     ---------    --------
  Total liabilities and
   shareholders' equity
   (deficit)............  $154,799    $ 49,970     $13,202     $(109,962)   $108,009
                          ========    ========     =======     =========    ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended July 3, 1999
                                 (In thousands)

                                                     Non-
                           Parent    Guarantor    Guarantor   Eliminating
                          Company   Subsidiaries Subsidiaries   Entries   Consolidated
                          --------  ------------ ------------ ----------- ------------
Revenues................  $ 29,653    $89,936      $36,771     $(17,297)    $139,063
Cost of sales...........    11,188     47,240       20,129      (14,061)      64,496
Research and
 development............     4,588     11,934        2,813        1,981       21,316
Selling, general and
 administrative.........    12,950      7,513        4,675       (5,344)      19,794
Compensation costs......    15,051        --           --           --        15,051
                          --------    -------      -------     --------     --------
Operating income
 (loss).................   (14,124)    23,249        9,154          127       18,406
Sale of Datacom.........    (7,734)    (3,000)         --           --       (10,734)
Other (income) expense..     1,224     (3,381)        (232)         211       (2,178)
Interest expense........     2,934          3           18          --         2,955
                          --------    -------      -------     --------     --------
Income (loss) before
 income taxes...........   (10,548)    29,627        9,368          (84)      28,363
Income tax expense
 (benefit)..............    (6,032)    11,159           56          137        5,320
                          --------    -------      -------     --------     --------
  Net income (loss).....  $ (4,516)   $18,468      $ 9,312     $   (221)    $ 23,043
                          ========    =======      =======     ========     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended June 27, 1998
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                          Company  Subsidiaries Subsidiaries   Entries   Consolidated
                          -------  ------------ ------------ ----------- ------------
Revenues................  $52,977    $105,397     $15,753     $(13,493)    $160,634
Cost of sales...........   28,948      58,913       9,002       (8,004)      88,859
Research and
 development............    5,829      10,852       1,328        1,788       19,797
Selling, general and
 administrative.........   14,579       9,905       2,485       (7,291)      19,678
                          -------    --------     -------     --------     --------
Operating income........    3,621      25,727       2,938           14       32,300
Other (income) expense..     (117)     (2,577)          6          704       (1,984)
Interest expense........       63           1         --           --            64
                          -------    --------     -------     --------     --------
Income (loss) before
 income taxes...........    3,675      28,303       2,932         (690)      34,220
Income tax expense......    1,779      11,051          10            5       12,845
                          -------    --------     -------     --------     --------
  Net income (loss).....  $ 1,896    $ 17,252     $ 2,922     $   (695)    $ 21,375
                          =======    ========     =======     ========     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended June 28, 1997
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                          Company  Subsidiaries Subsidiaries   Entries   Consolidated
                          -------  ------------ ------------ ----------- ------------
Revenues................  $32,917    $67,179       $6,801      $(2,538)    $104,359
Cost of sales...........   16,224     36,590        6,196          127       59,137
Research and
 development............    4,108      8,196          287          930       13,521
Selling, general and
 administrative.........   11,166      7,145        1,558       (4,215)      15,654
Write-off of in process
 research and
 development............      --      11,196          --           --        11,196
                          -------    -------       ------      -------     --------
Operating income
 (loss).................    1,419      4,052       (1,240)         620        4,851
Other (income) expense..    7,249     (1,148)          37         (154)       5,984
Interest expense........       61          2          --           --            63
                          -------    -------       ------      -------     --------
Income (loss) before
 income taxes...........   (5,891)     5,198       (1,277)         774       (1,196)
Income tax expense
 (benefit)..............      152      6,607         (445)         --         6,314
                          -------    -------       ------      -------     --------
Income (loss) from
 continuing operations..   (6,043)    (1,409)        (832)         774       (7,510)
Loss from discontinued
 operations.............     (909)       --           --           --          (909)
                          -------    -------       ------      -------     --------
  Net income (loss).....  $(6,952)   $(1,409)      $ (832)     $   774     $ (8,419)
                          =======    =======       ======      =======     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF CASH FLOWS
                                  July 3, 1999
                                 (In thousands)

                                                     Non-
                          Parent     Guarantor    Guarantor   Eliminating
                          Company   Subsidiaries Subsidiaries   Entries   Consolidated
                         ---------  ------------ ------------ ----------- ------------
Net income (loss)....... $  (4,516)   $ 18,468     $ 9,312      $  (221)   $  23,043
  Depreciation and
   amortization.........     2,001       2,156         903          (95)       4,965
  Other non-cash items..   (13,388)     (3,856)        --           --       (17,244)
  Working capital
   changes..............    (1,081)     18,497      (3,740)          10       13,686
                         ---------    --------     -------      -------    ---------
Net cash flows from
 operating activities...   (16,984)     35,265       6,475         (306)      24,450
  Capital expenditures..      (912)     (6,301)     (2,009)       1,528       (7,694)
  Sales, maturities &
   purchases of
   investments..........       --       16,112        (288)         --        15,824
  Other investing
   activities...........    18,225         484      (4,942)      (1,222)      12,545
                         ---------    --------     -------      -------    ---------
Net cash flows from
 investing activities...    17,313      10,295      (7,239)         306       20,675
  Proceeds from long-
   term debt............   170,000          30         --           --       170,030
  Recapitalization......  (187,782)    (59,322)        --           --      (247,104)
  Investments from
   equity investors.....    30,655         --          --           --        30,655
  Payments of long term
   debt.................       (93)        (21)        --           --          (114)
  Purchase of treasury
   stock................    (3,016)        --          --           --        (3,016)
  Other financing
   activities...........   (11,631)        --          --           --       (11,631)
                         ---------    --------     -------      -------    ---------
Net cash flows from
 financing activities...    (1,867)    (59,313)        --           --       (61,180)
                         ---------    --------     -------      -------    ---------
Change in cash..........    (1,538)    (13,753)       (764)         --       (16,055)
Beginning balance.......     4,572      16,414       4,354          --        25,340
                         ---------    --------     -------      -------    ---------
  Ending balance........ $   3,034    $  2,661     $ 3,590      $   --     $   9,285
                         =========    ========     =======      =======    =========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF CASH FLOWS
                                 June 27, 1998
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                         Company   Subsidiaries Subsidiaries   Entries   Consolidated
                         --------  ------------ ------------ ----------- ------------
Net income (loss)....... $  1,221    $ 17,927     $ 2,922       $(695)     $ 21,375
  Depreciation and
   amortization.........    2,437       1,762         467         (87)        4,579
  Other non-cash items..     (162)         81         --          --            (81)
  Working capital
   changes..............    1,106      (8,347)      3,723         (10)       (3,528)
                         --------    --------     -------       -----      --------
Net cash flows from
 operating activities...    4,602      11,423       7,112        (792)       22,345
  Capital expenditures..   (3,945)     (2,225)     (2,905)        936        (8,139)
  Sales, maturities &
   purchases of
   investments..........      --       (8,072)        --          --         (8,072)
  Other investing
   activities...........    2,833          29           3        (144)        2,721
                         --------    --------     -------       -----      --------
Net cash flows from
 investing activities...   (1,112)    (10,268)     (2,902)        792       (13,490)
  Payments of long term
   debt.................     (141)        (45)        --          --           (186)
  Purchase of treasury
   stock................  (12,993)        --          --          --        (12,993)
  Exercise of stock
   options..............    7,015         --          --          --          7,015
  Other financing
   activities...........    4,224         --          --          --          4,224
                         --------    --------     -------       -----      --------
Net cash flows from
 financing activities...   (1,895)        (45)        --          --         (1,940)
                         --------    --------     -------       -----      --------
Change in cash..........    1,595       1,110       4,210         --          6,915
Beginning balance.......    2,977      15,304         144         --         18,425
                         --------    --------     -------       -----      --------
Ending balance.......... $  4,572    $ 16,414     $ 4,354       $ --       $ 25,340
                         ========    ========     =======       =====      ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF CASH FLOWS
                                 June 28, 1997
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                         Company   Subsidiaries Subsidiaries   Entries   Consolidated
                         --------  ------------ ------------ ----------- ------------
Net income (loss)....... $ (6,932)   $   (259)     $(846)       $(382)     $ (8,419)
  Depreciation and
   amortization.........    2,491       1,172         81          --          3,744
  Other non-cash items..    9,706      11,300         83         (308)       20,781
  Working capital
   changes..............    8,339     (14,749)        11          690        (5,709)
                         --------    --------      -----        -----      --------
Net cash flows from
 operating activities...   13,604      (2,536)      (671)         --         10,397
  Capital expenditures..   (1,680)     (1,261)      (417)         --         (3,358)
  Sales, maturities &
   purchases of
   investments..........      --       (7,872)       --           --         (7,872)
  Other investing
   activities...........   (8,583)         37        502          --         (8,044)
                         --------    --------      -----        -----      --------
Net cash flows from
 investing activities...  (10,263)     (9,096)        85          --        (19,274)
  Payments of long term
   debt.................     (136)         (2)       --           --           (138)
  Purchase of treasury
   stock................  (10,466)        --         --           --        (10,466)
  Exercise of stock
   options..............   10,807         --         --           --         10,807
  Other financing
   activities...........     (277)        --         --           --           (277)
                         --------    --------      -----        -----      --------
Net cash flows from
 financing activities...      (72)         (2)       --           --            (74)
                         --------    --------      -----        -----      --------
Change in cash..........    3,269     (11,634)      (586)         --         (8,951)
Beginning balance.......     (292)     26,938        730          --         27,376
                         --------    --------      -----        -----      --------
Ending balance.......... $  2,977    $ 15,304      $ 144        $ --       $ 18,425
                         ========    ========      =====        =====      ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(21) Litigation

   On January 27, 1999, Harbor Finance Partners and John P. McCarthy Money Purchase Plan filed a complaint on behalf of a purported class of our shareholders in the Court of Common Pleas of Montgomery County, Pennsylvania against the Company and Mr. Henry I. Boreen in the capacity as our interim Chief Executive Officer alleging that the consideration to be paid in the merger is inadequate and seeking to enjoin the merger as well as unspecified compensatory damages. In March 1999, the plaintiffs amended their complaint to add Mr. Hock E. Tan as a defendant in his capacity as our Senior Vice President, Chief Financial Officer and Secretary. In September 1999, the plaintiffs dismissed their complaints without requiring any payments or other consideration from the Company or any of the other defendants.

   On July 31, 1998, Lemelson Medical, Education & Research Foundation, L.P. ("Lemelson") filed a patent infringement action in the U.S. District Court for the District of Arizona against over 20 companies, including the Company. This litigation involves 16 patents, all derived from an original 1954 filing. Lemelson claims that the patents cover a number of aspects of semiconductor chip manufacturing, in particular optical imaging using alignment marks on the semiconductor chips, on assembly of the chips into packages, as well as bar-coding for inventory control. The liability of the Company is alleged under the U.S. Process Patent Act, which makes a seller of goods liable for a process abroad that would infringe a U.S. patent if made here. A few of ICS' foundries are already licensed under the patents, thus reducing the potential liability of the Company. Some of the defendants have settled with Lemelson, and the Company is currently in settlement discussions with Lemelson.

   On July 2, 1999, Motorola, Inc. filed an action against the Company and four former employees of Motorola in the Superior Court of Arizona, Maricopa County, for unfair competition, breach of contract, misappropriation of trade secrets and intentional interference with contractual relations. The four former employees left Motorola and began employment with the Company in May 1999. Motorola is seeking an injunction to prevent the Company from employing the former Motorola employees for a reasonable period of time and to enjoin the Company from using Motorola's trade secrets. Motorola is also suing to recover its attorneys' fees, unspecified damages and other relief in this matter.

   In addition to the foregoing, from time to time, various inquiries, potential claims and charges and litigation (collectively "claims") are made, asserted or commenced by or against the Company, principally arising from or related to contractual relations and possible patent infringement. The Company believes that any such claims currently pending, and the other litigation matters discussed above, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on the Company's consolidated financial position or results of operations, although no assurance can be made in this regard.

(22) Major Customers

   During fiscal year 1999, Maxtek Technology represented 12% of the Company's revenues. During fiscal years 1998 and 1997, no customer represented 10% or more of the Company's revenues.

(23) Quarterly Data (Unaudited)

   The following is a summary of the unaudited quarterly results of operations for the years ended July 3, 1999 and June 27, 1998 (in thousands):

                                                            Quarter Ended
                         ------------------------------------------------------------------------------------
                         September 26 December 26 March 27 July 3   September 27 December 27 March 28 June 27
                             1998        1998       1999    1999        1997        1997       1998    1998
                         ------------ ----------- -------- -------  ------------ ----------- -------- -------
Revenue.................   $32,200      $35,815   $34,980  $36,068    $38,585      $43,045   $43,545  $35,459
Cost of sales...........    17,259       18,334    14,582   14,321     21,052       23,457    23,977   20,373
Research and
 development............     4,760        5,434     6,241    4,881      4,236        5,321     5,540    4,700
Operating income
 (loss).................     5,582        6,157     9,493   (2,826)     8,143        9,137     9,070    5,950
Net income (loss).......   $ 4,149      $ 4,512   $16,510  $(2,128)   $ 5,042      $ 6,021   $ 6,208  $ 4,104

                       INTEGRATED CIRCUIT SYSTEMS, INC..

(24) Subsequent Event

   On March 27, 2000, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of the Company's common stock. The Company intends to reclassify all of its classes of common stock into a single class of common stock and effect a stock split in the form of a stock dividend in the amount of
1.6942 shares for every one share outstanding as of the pricing date of the initial public offering. All share and per share information in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the planned modification of the Company's capital structure.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                          April 1,    July 3,
                                                            2000       1999
                                                         ----------- ---------
                                                         (Unaudited)
                         ASSETS
Current Assets:
  Cash and cash equivalents.............................  $  31,320  $   9,285
  Marketable securities.................................        278        288
  Accounts receivable, net..............................     18,389     18,120
  Inventory, net........................................      8,829      8,736
  Deferred income taxes.................................      8,209      8,644
  Prepaid assets........................................      1,645        797
  Other current assets..................................        707        523
  Current portion of deposit on purchase contracts......     10,177      3,973
                                                          ---------  ---------
    Total current assets................................     79,554     50,366
                                                          ---------  ---------
Property and equipment, net.............................     12,335     12,127
Deferred financing costs, net...........................     11,947     12,767
Deposits on purchase contracts..........................        --      11,348
Other assets............................................      1,455      1,187
                                                          ---------  ---------
    Total assets........................................  $ 105,291  $  87,795
                                                          =========  =========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term obligations..............  $      23  $   1,030
  Accounts payable......................................     11,093     10,258
  Income tax payable....................................      4,834      4,473
  Accrued payroll and bonus.............................      1,309      2,056
  Accrued interest......................................      4,556      2,108
  Accrued expenses and other current liabilities........      3,314      3,531
                                                          ---------  ---------
    Total current liabilities...........................     25,129     23,456
                                                          ---------  ---------
Long-term debt, less current portion....................    150,597    169,000
Other liabilities.......................................      1,373      1,462
Deferred income taxes...................................        928        789
                                                          ---------  ---------
    Total liabilities...................................    178,027    194,707
                                                          =========  =========
Shareholders' deficit: (Note 10)
  Series A preferred stock, $4.00 par, authorized 3,367;
   Issued and outstanding
   3,367 shares as of April 1, 2000.....................     13,467        --
  Class A common stock, $0.01 par, authorized 52,520;
   Issued and outstanding 28,425 and 26,452 shares as of
   April 1, 2000 and July 3, 1999, respectively.........        285        264
  Class B common stock, $0.01 par, authorized 52,520;
   Issued and outstanding 9,577 shares as of April 1,
   2000 and July 3, 1999, respectively..................         96         96
  Class L common stock, $0.01 par, authorized 6,777;
   Issued and outstanding
   3,998 and 4,003 shares as of April 1, 2000 and July
   3, 1999, respectively ...............................         40         40
  Additional paid in capital............................     34,579     34,556
  Accumulated deficit...................................   (120,923)  (141,413)
  Notes receivable......................................       (280)      (455)
                                                          ---------  ---------
    Total shareholders' deficit.........................    (72,736)  (106,912)
                                                          ---------  ---------
    Total liabilities and shareholders' deficit.........  $ 105,291  $  87,795
                                                          =========  =========

          See accompanying notes to consolidated financial statements.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except for per share data)
                                  (Unaudited)

                                          Three months
                                              ended         Nine months ended
                                        ------------------  ------------------
                                                   March
                                        April 1,    27,     April 1,   March
                                          2000      1999      2000    27, 1999
                                        --------  --------  --------  --------
Revenues:.............................  $41,613   $ 34,980  $120,511  $102,995
Cost and expenses:
  Cost of sales.......................   16,068     14,582    48,938    50,175
  Research and development expense....    6,341      6,241    18,062    16,435
  Selling, general and administrative
   expense............................    5,856      4,538    16,983    14,910
  Management fee......................      250        --        750       --
  Goodwill amortization...............       59         59       176       176
                                        -------   --------  --------  --------
    Operating income..................   13,039      9,560    35,602    21,299
                                        -------   --------  --------  --------
Interest and other (income)...........     (423)      (498)     (792)   (1,917)
Gain on Sale of Datacom...............      --     (10,580)      --    (10,580)
Interest expense......................    4,543         13    13,855        78
                                        -------   --------  --------  --------
    Income before income taxes........    8,919     20,625    22,539    33,718
Income taxes..........................      810      4,115     2,213     8,547
                                        -------   --------  --------  --------
  Income before extraordinary items...    8,109     16,510    20,326    25,171
Extraordinary gain on early retirement
 of bonds, net of taxes...............      --         --        170       --
                                        -------   --------  --------  --------
    Net income........................  $ 8,109   $ 16,510   $20,496  $ 25,171
                                        =======   ========  ========  ========
Income per common share:
  Basic income per common share.......  $  0.19   $   0.80  $   0.48  $   1.22
  Diluted income per common share.....  $  0.42   $   0.77  $   0.41  $   1.19
Shares used to compute income per
 common share
  Basic...............................   37,748     20,569    36,473    20,701
  Diluted.............................   49,836     21,415    43,104    21,111

          See accompanying notes to consolidated financial statements.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (In thousands)

                                                            Nine Months Ended
                                                            ------------------
                                                                       March
                                                            April 1,    27,
                                                              2000     1999
                                                            --------  --------
Cash flows from operating activities:
  Net income............................................... $ 20,496  $ 25,171
  Adjustments to reconcile net income to net Cash provided
   by operating activities:
    Depreciation and amortization..........................    3,371     3,605
    Amortization of deferred financing charge..............    1,215       --
    Loss (gain) on sale of fixed assets....................       60       262
    (Gain) loss on sale of building........................      (78)      --
    (Gain) loss on sale of DataCom.........................      --    (10,580)
    Sale (purchase) of trading securities..................      --        454
    Stock compensation.....................................      --      1,280
    Tax benefit from the exercise of stock options.........      219       154
    Deferred income taxes..................................      573      (894)
    Accounts receivable....................................     (269)     (540)
    Inventory..............................................      (93)    5,843
    Other assets, net......................................   (1,289)     (930)
    Accounts payable, accrued expenses and other current
     liabilities...........................................     (127)   (2,701)
    Accrued interest expense...............................    2,448       --
    Income taxes...........................................      360     2,869
                                                            --------  --------
Net cash provided by operating activities..................   26,886    23,993
                                                            --------  --------
Cash flows from investing activities:
  Purchase of investments..................................      --    (31,685)
  Proceeds from sale/maturities of marketable securities...      --     27,246
  Capital expenditures.....................................   (3,505)   (6,618)
  Change in deposits on purchase contracts.................    5,143    (7,739)
  Proceeds from sale of fixed assets.......................       93    16,134
                                                            --------  --------
      Net cash used in investing activities................    1,731    (2,662)
                                                            --------  --------
Cash flows from financing activities:
  Exercise of stock options................................       60       840
  Investment into the Company..............................   13,467       --
  Repayments of long-term debt.............................  (19,463)     (112)
  Repurchase of common stock...............................      --     (3,016)
  Deferred financing charges...............................     (395)      --
  Other....................................................     (251)      --
                                                            --------  --------
      Net cash used in financing activities................   (6,582)   (2,288)
                                                            --------  --------
Net increase in cash and cash equivalents..................   22,035    19,043
Cash and cash equivalents:
  Beginning of period......................................    9,285    25,340
                                                            --------  --------
  End of period............................................ $ 31,320  $ 44,383
                                                            ========  ========
Supplemental disclosures of cash flow information:
  Cash payments during the period for:
    Interest............................................... $  9,927  $     64
                                                            ========  ========
    Income taxes........................................... $  1,024  $  4,743
                                                            ========  ========
  Non-cash disclosures:
    Capital lease of equipment............................. $     53  $    --
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Interim Accounting Policy

   The accompanying financial statements have not been audited. In the opinion of the Company's management, the accompanying consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position at April 1, 2000 and results of operations and cash flows for the interim periods presented. Certain items have been reclassified to conform to current period presentation.

   Certain footnote information has been condensed or omitted from these financial statements. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere herein. Results of operations for the three and nine months ended April 1, 2000 are not necessarily indicative of results to be expected for the full year.

(2) Consolidation Policy

   The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (wholly and majority-owned), after elimination of all significant intercompany accounts and transactions.

(3) The Recapitalization

   In the recapitalization on May 11, 1999, affiliates of Bain Capital, an affiliate of Bear Stearns and Co., Inc. and certain members of management made an aggregate equity investment in the Company of approximately $50 million as part of agreements to redeem and purchase all of our outstanding shares of common stock and vested options for consideration (including fees and expenses) totaling $294.4 million.

(4) Inventory

   Inventory is valued at the lower of market or standard cost, which approximates actual costs using the first-in, first-out (FIFO) method.

   The components of inventories are as follows (in thousands):

                                                              April 1,  July 3,
                                                                2000     1999
                                                              --------  -------
   Work-in-process........................................... $ 7,297   $ 8,211
   Finished parts............................................   6,072     5,665
   Less: Obsolescence reserve................................  (4,540)   (5,140)
                                                              -------   -------
                                                              $ 8,829   $ 8,736
                                                              =======   =======

(5) Purchase Commitments

   In the third quarter of fiscal 2000, Chartered Semiconductor PTE repaid the $4.3 million, extinguishing the balance outstanding under the first deposit. The second deposit commitment period ends December 31, 2000 and accordingly, the remaining balance of $10.2 million is recorded as a current asset.

(6) Debt

   The Company purchased $2.0 million of its 11 1/2% senior subordinated notes below par in September, resulting in a gain of $36,000 net of income taxes, and $5.0 million below par in November, resulting in a gain of $134,000 net of income taxes. In addition, the Company has paid $12.4 million of principal on the term A and term B loans, as well as $9.9 million in interest during the first nine months of fiscal year 2000.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

   Certain of the Company's loan agreements require the maintenance of specified financial ratios and impose financial limitations. At April 1, 2000, the Company was in compliance with the senior credit facility covenants.

(7) Net Income Per Share

   The Company had adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires the Company to report both basic net income per share, which is based on the weighted-average number of common shares outstanding excluding contingently issuable or returnable shares that contingently convert into Common Stock upon certain events, and diluted net income per share, which is based on the weighted average number of common shares outstanding and diluted potential common shares outstanding. Class A Stock, Class B Stock and Class L Stock share ratably in the net income (loss) remaining after giving effect to the 9% yield on Class L Stock. Net income for the three and nine months ended April 1, 2000 used in the net income per share calculation represents the income attributable to the weighted average number of shares of Class A Stock, Class B Stock and Common Stock outstanding after giving effect to the 9% yield on Class L Stock.

   The following tables set forth the computation of net income (numerator) and shares (denominator) for earnings per share:

                                          Three Months Ended Nine Months Ended
                                          ------------------ ------------------
                                          April 1, March 27, April 1, March 27,
                                           2000      1999      2000     1999
                                          -------- --------- -------- ---------
Numerator (in thousands):
Net Income..............................  $ 8,109   $16,510  $ 20,496  $25,171
Less: Income attributable to Class L
 Stock..................................      995       --      2,950      --
                                          -------   -------  --------  -------
                                            7,114    16,510    17,546   25,171
Denominator (in thousands):
Common Stock............................      --     20,569       --    20,701
Class A Stock...........................   28,170       --     26,896      --
Class B Stock...........................    9,577       --      9,577      --
                                          -------   -------  --------  -------
Weighted average shares outstanding used
 for basic income per share.............   37,747    20,569    36,473   20,701
Common Stock Options....................    6,955       846     4,844      410
Series A Preferred Stock................    5,134       --      1,787      --
                                          -------   -------  --------  -------
Weighted average shares outstanding used
 for diluted income per share...........   49,836    21,415    43,104   21,111
                                          =======   =======  ========  =======

(8) Equity

   During December 1999, the Company received $13.5 million in exchange for 3.4 million shares of $4.00 par value preferred stock from a strategic corporate investor.

(9) Business Segment Information

   The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which became effective for fiscal year 1999. The Company adopted the requirements of this statement in fiscal year 1999.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

   The Company has two reportable segments, core products and non-core products. The core segment represents parts that synchronize the timing signals in electronic devices. The non-core products include data communication transceivers and custom components.

   The Company's reportable segments are strategic product lines that differ in nature and have different end uses. As such these product lines are managed and reported to the chief operating decision-maker separately.

   Core products are standard application specific products that are sold into a variety of applications. The average selling prices (ASP's) tend to be stable, gross margins are higher than commodity products, and the volumes higher than the non-core segment. The non-core segment is made up of custom parts using varied technologies for different applications such as transceivers. Each component in the custom product line is developed specifically for one customer for their specific application.

   Revenue and operating profit by business segment were as follows:

                                           Business Segment Net Revenue
                                       ---------------------------------------
                                       Three months ended  Nine months ended
                                       ------------------- -------------------
                                       April 1,  March 27, April 1,  March 27,
                                         2000      1999      2000      1999
                                       --------  --------- --------  ---------
   Core............................... $36,968    $27,553  $106,801  $ 78,612
   Non-core...........................   4,645      7,427    13,710    24,383
                                       -------    -------  --------  --------
     Total net revenues............... $41,613    $34,980  $120,511  $102,995
                                       =======    =======  ========  ========
                                          Business Segment Profit (Loss)
                                       ---------------------------------------
                                       Three months ended  Nine months ended
                                       ------------------- -------------------
                                       April 1,  March 27, April 1,  March 27,
                                         2000      1999      2000      1999
                                       --------  --------- --------  ---------
   Operating Profit:
   Core............................... $11,224    $ 8,717  $ 31,113  $ 17,721
   Non-core...........................   2,065        843     5,239     3,578
   Management fee.....................    (250)       --       (750)      --
                                       -------    -------  --------  --------
     Total operating profit...........  13,039      9,560    35,602    21,299
   Reconciliation to statements of
    operations:
   Interest & other income............     423     11,078       792    12,497
   Interest expense...................  (4,543)       (13)  (13,855)      (78)
                                       -------    -------  --------  --------
   Net income (loss) before Income
    taxes............................. $ 8,919    $20,625  $ 22,539  $ 33,718
                                       =======    =======  ========  ========

   The Company does not allocate items below operating income to specific segments. The core and Non-core profit is calculated as revenues less cost of sales, research and development and selling, general and administrative expenses for that segment.

(10) Initial Public Offering

   On March 27, 2000, the Company announced that it had filed with the Securities and Exchange Commission, a registration statement relating to a proposed initial public offering of its common stock. The net cash proceeds of the offering to be received by the Company, will be used to redeem or repurchase outstanding senior subordinated notes, repay in full all outstanding obligations under the Company's senior bank credit facility, pay fees and expenses of the offering, and fund general corporate requirements. The proposed offering will be underwritten by a group led by Credit Suisse First Boston, Inc. There can be no assurance that the Company will complete its initial public offering on the terms proposed or at all.

               INTEGRATED CIRCUIT SYSTEMS, INC. AND SUBSIDIARIES

(11) New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will adopt the requirements of this statement in fiscal year 2001.

(12) Legal

   On July 2, 1999, Motorola, Inc. filed an action against the Company and four former employees of Motorola in the Superior Court of Arizona, Maricopa County, for unfair competition, breach of contract, misappropriation of trade secrets and intentional interference with contractual relations. Motorola is suing to recover its attorneys' fees, unspecified damages and other relief in this matter. Independent of the lawsuit, a restraining order for the Company's Phoenix design center was put in place. A $0.5 million payment was made during the second quarter of fiscal 2000 in conjunction with the placement of the restraining order, allowing the Phoenix design center to move forward with research and development. Both parties entered into a settlement agreement in the third quarter of fiscal 2000, wherein, Motorola received a payment of $2.3 million from the Company and the case has been dismissed. The Company also incurred $1.4 million in legal fees in conjunction with this lawsuit, $0.9 million of which was expensed during the quarter ended April 1, 2000.

(13) Subsequent Event

   All share and per share amounts have been retroactively adjusted to reflect a 1.6942 to 1 stock split which will occur with the Company's initial public offering.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, to be paid by the Registrant.

SEC registration fee................................................ $  132,000
National Association of Securities Dealers, Inc. filing fee.........     30,500
Nasdaq National Market listing fee..................................      5,000
Printing and engraving fees.........................................    300,000
Legal fees and expenses.............................................  1,000,000
Accounting fees and expenses........................................    500,000
Blue Sky fees and expenses..........................................      5,000
Transfer agent and Registrar fees...................................      3,500
Management and consulting fees......................................  3,200,000
Miscellaneous.......................................................  1,724,000
                                                                     ----------
Total...............................................................  6,900,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   The Registrant and its subsidiary ICST, Inc. are incorporated under the laws of the Commonwealth of Pennsylvania. Sections 1741 through 1750 of Chapter 17, Subchapter D, of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL") contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

   Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification of expenses actually and reasonably incurred is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding.

   Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

   Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

   Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

   Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders of disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

   Section 1747 also grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the BCL.

   Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

   Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

   For information regarding provisions under which a director or officer of the Registrant may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to Article 23 of the Registrant's Bylaws, which provides in general that the Registrant shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law. Article 23 further provides that no director of the Registrant shall be personally liable, as such, for monetary damages for any action taken unless the director has breached or failed to perform the duties of his or her office, and the breach or failure to perform constitutes self-dealing, wilful misconduct or recklessness, except with respect to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes.

   It is the policy of the Registrant that indemnification of, and advancement of expenses to, directors and officers of the Registrant shall be made to the fullest extent permitted by law.

   The Registrant shall pay expenses incurred by an officer or director, and may pay expenses incurred by any other employee or agent, in defending a proceeding, in advance of the final disposition of such action or proceeding.

   The Registrant has the authority to create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner, its indemnification obligations, whether arising under the Registrant's Bylaws or otherwise.

   The Registrant has the authority to enter into a separate indemnification agreement with any officer, director, employee or agent of the Registrant or any subsidiary providing for such indemnification of such person as the Board of Directors shall determine up to the fullest extent permitted by law.

   The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Bylaws or under any provision of the BCL or other applicable law.

   The Registrant currently provides insurance coverage to its directors and officers for up to $20 million.

   In connection with the recapitalization, Bain Capital Fund VI, L.P. and Bear Stearns Merchant Fund Corp., equity investors in the Registrant after the recapitalization, have agreed to severally and not jointly, indemnify and hold harmless Rudolf S. Gassner, John L. Pickitt and Edward M. Esber, Jr., directors of the Registrant who will not continue to be directors after the recapitalization, and their respective heirs, personal representatives and administrators, from and against any and all liabilities that any of them may incur solely to the extent incurred directly as a result of their approval of
(i) the Confidential Information Memorandum ("Memorandum") dated February 1999 relating to proposed $145 million credit facilities ("Facilities"), (ii) a letter from the Registrant to Credit Suisse First Boston relating to the Memorandum, a copy of which is included in the Memorandum, (iii) the Rule 144A Offering Circular of the Registrant relating to an offering of $100,000,000 of Senior Subordinated Notes ("Notes"), (iv) the incurrence of any indebtedness under the Facilities or the Notes, and (v) the engagement of Murray, Devine & Co., Inc. to provide a solvency opinion in connection with the recapitalization.

   For information regarding provisions under which a director or officer of ICST, Inc. may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to
Article 23 of ICST's bylaws, which provides in general that ICST shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law.

   The Registrant's subsidiaries, ICS Technologies, Inc. and MicroClock, Inc., are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses, such as attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnify may include expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

   For information regarding provisions under which a director or officer of ICS Technologies, Inc. may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to Article VI of ICS Technologies' bylaws, which provides in general that ICS Technologies shall indemnify its officers and directors to the fullest extent permitted by and under Section 145.

   For information regarding provisions under which a director or officer of MicroClock, Inc. may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to Article VII of MicroClock's bylaws, which provides in general that MicroClock shall indemnify its officers and directors and authorized representatives who was or is a party, or is threatened to be made a party to any third party proceeding or any corporate proceeding by reason of the fact that such person is or was an authorized representative of the MicroClock against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of MicroClock.

Item 15. Recent Sales of Unregistered Securities.

   On May 11, 1999, as part of a recapitalization of the Registrant, the Registrant issued Class A common stock, Class B common stock and Class L common stock to affiliates of Bain Capital Inc., an affiliate of The Bear Sterns Companies, Inc. and certain members of management of the Registrant for consideration totaling approximately $50 million pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.

   On December 23, 1999, the Registrant issued 3,366,670 Series A Cumulative Convertible Preferred Stock to Intel Corporation pursuant to an exemption from registration provided by Section 4(2) of Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

    1.1  Form of Underwriting Agreement.

    3.1  Amended and Restated Articles of Incorporation of the Registrant.

    3.2  Amended and Restated By-laws of the Registrant.

   *4.1  Indenture, dated as of May 11, 1999, between the Company and Chase
         Manhattan Trust Company, National Association, as Trustee with respect to the 11 1/2% Senior Subordinated Notes (including the form of 11
         1/2% Senior Subordinated Notes).

    4.2  Form of certificate representing shares of common stock.

    5.1  Opinion of Pepper Hamilton LLP.

  *10.1  Purchase Agreement, dated as of May 5, 1999, among the Company, Bear
         Stearns & Co. Inc. and Credit Suisse First Boston Corporation.

  *10.2  Registration Rights Agreement, dated as of May 11, 1999, among the
         Company, each of the three Guarantor Subsidiaries, Bear, Stearns &
         Co., Inc. and Credit Suisse First Boston Corporation.

  *10.3 Consulting Agreement, dated as of May 11, 1999, between the Company and Henry I. Boreen.

  *10.4  Integrated Circuit Systems, Inc. 1999 Stock Option Plan.

  *10.5  Credit Agreement, dated as of May 11, 1999, among the Company, Credit
         Suisse First Boston as Administrative Agent, Sole Lead Arranger and
         Collateral Agent, and the various lending institutions party thereto.

  *10.6  Lease, dated as of January 29, 1999 between BET Investments IV and the
         Company.

  *10.7  Agreement and Plan of Merger as of January 20, 1999, between the
         Company and ICS Merger Corp. (the "Recapitalization Agreement").

  *10.8  Amendment No. 1 to the Recapitalization Agreement, dated as of
         February 16, 1999.

  *10.9 Executive Stock and Option Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.10 Deferred Compensation Agreement, dated as of May 11, 1999, between the
         Company and Hock E. Tan.

  *10.11 Stockholders Agreement, dated as of May 11, 1999, among the Company,
         Bain Capital Fund VI, L.P., BCIP Associates II, BCIP Trust Associates
         II, BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates
         II-C, PEP Investments PTY Ltd., Randolph Street Partners II, Randolph
         Street Partners 1998 DIF, L.L.C., ICST Acquisition Corp. and
         Integrated Circuit Systems Equity Investors, L.L.C.

   10.12 Amendment No. 1 to Stockholders Agreement, dated December 23, 1999.

   10.13 Amendment No. 2 to Stockholders Agreement, dated         , 2000.

  *10.14 Employee Agreement, dated August 1, 1994, between the Company and Hock
         E. Tan.

  *10.15 Consultant Stock Agreement, dated as of May 11, 1999, between the
         Company and Henry I. Boreen.

  *10.16 Registration Agreement, dated as of May 11, 1999, among the Company,
         Bain Capital Fund VI, L.P., BCIP Trust Associates II, BCIP Trust
         Associates II-B, BCIP Associates II, BCIP Associates II-B, BCIP
         Associates II-C, PEP Investments PTY Ltd., Randolph Street Partners
         II, Randolph Street Partners 1998 DIF, L.L.C., ICST Acquisition Corp.,
         Hock E. Tan, Lewis C. Eggebrecht and Integrated Circuit Systems Equity
         Investors, L.L.C.

   10.17 Amendment No. 1 to Registration Statement, dated December 23, 1999.

  *10.18 Executive Stock Purchase Agreement, dated as of May 11, 1999, between the Company and
         Hock E. Tan.

  *10.19 Promissory Note, dated as of May 11, 1999, executed by Hock E. Tan.

  *10.20 Pledge Agreement, dated as of May 11, 1999, between the Company and
         Hock E. Tan.

  *10.21 Voting Agreement, dated as of May 11, 1999, among the Company, Bain
         Capital Fund VI, L.P., BCIP Associates II, BCIP Trust Associates II,
         BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates II-
         C, PEP Investments PTY Ltd., Randolph Street Partners II, Randolph
         Street Partners 1998 DIF, L.L.C., ICST Acquisition Corp., Henry I.
         Boreen, Christopher J. Bland and Barry E. Olsen.

  *10.22 Employment Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.23 Non-Compete Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.24 Advisory Agreement, dated as of May 11, 1999, between the Company and
         Bain Capital Partners VI, L.P.

  *10.25 Advisory Agreement, dated as of May 11, 1999, between the Company and
         ICST Acquisition Corp.

   10.26 Lease Agreement, dated June 13, 1988, between VLSI Design Associates and The Sobrato Group (Incorporated by reference to Exhibit 10.27 to the Registrant's registration statement, No. 33-54142, on Form S-4, filed November 3, 1992).

   10.27 Lease between Turtle Beach Systems, Inc. and Winship Land Associates
         III, dated May 28, 1993 (Incorporated by reference to Exhibit 10.27 to the Registrant's 1993 Annual Report on Form 10-K).

   10.28 First Amendment to lease, dated as of May 13, 1993, between the registrant and The Sobrato Group (Incorporated by reference to Exhibit
         10.28 to the Registrant's 1993 Annual Report on Form 10-K).

   10.29 Wafer purchase contract, dated as of October 12, 1994, between the Company and American Microsystems, Inc. (Exhibit 10 to the
         Registrant's Form 10-Q for the quarter ended September 30, 1994).

   10.30 Agreement, dated as of November 21, 1994, between the Company and Edward H. Arnold (Incorporated by reference to Exhibit 10.1 to the
         Registrant's Form 10-Q for the quarter ended December 31, 1994).

   10.31 Wafer purchase contract, dated as of November 8, 1995, between the Company and Chartered Semiconductor Manufacturing Pte. Ltd.
         (Incorporated by reference to Exhibits 10(a) and 10(b) to the Registrant's Form 10-Q for the quarter ended December 30, 1995).

   10.32 2000 Long Term Equity Incentive Plan

   10.33 Series A Cumulative Convertible Preferred Stock Purchase Agreement by the Registrant and Intel Corporation dated December 23, 1999.

   10.34 Employee Stock Purchase Plan.

  *16.1  Letter from KPMG LLP re: Change in Certifying Accountant.

   21.1  Subsidiaries of the Registrant.

   23.1  Consent of KPMG LLP.

   23.2  Consent of Pepper Hamilton LLP (included in Exhibit 5.1).

   24.1  Power of Attorney (included in Part II of the Registration Statement).

   27.1  Financial Data Schedule.

---------------------
 * Incorporated by reference to the Registrant's Form S-4, as amended, filed October 7, 1999.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
   The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Norristown, Pennsylvania, on this 19th day of May, 2000.

                                          Integrated Circuit Systems, Inc.

                                                  /s/ Hock E. Tan
                                          By: _________________________________
                                             Name:Hock E. Tan
                                             Title:President and Chief
                                             Executive Officer

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-effective Amendment No. 2 to the Registration Statement on Form S-1 and Power of Attorney have been signed by or on behalf of the following persons in the capacity and on the date indicated.

                        Integrated Circuit Systems, Inc.

              Signature                         Title(s)                 Date
              ---------                         --------                 ----

         /s/ Hock E. Tan               President and Chief           May 19, 2000
______________________________________  Executive Officer
             Hock E. Tan                (Principal Executive
                                        Officer) and Director

       /s/ Justine F. Lien             Chief Financial Officer       May 19, 2000
______________________________________  (Principal Financial and
           Justine F. Lien              Accounting Officer)

                  *                    Director                      May 19, 2000
______________________________________
           Henry I. Boreen

                  *                    Director                      May 19, 2000
______________________________________
            David Dominik

                  *                    Director                      May 19, 2000
______________________________________
          Michael A. Krupka

                  *                    Director                      May 19, 2000
______________________________________
            Prescott Ashe

                  *                    Director                      May 19, 2000
______________________________________
            John D. Howard

---------------------
* By Justine F. Lien, attorney-in-fact.

                                  SCHEDULE II

                        INTEGRATED CIRCUIT SYSTEMS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

           Years ended July 3, 1999, June 27, 1998 and June 28, 1997
                                 (in thousands)

                           Balance at  Additions Charged
                          Beginning of   to Costs and                 Balance at
Description                  Period        Expenses      Deductions  End of Period
------------------------  ------------ ----------------- ----------  -------------
Year ended July 3, 1999:
 Valuation reserves:
  Doubtful Accounts.....     $  627         $  430         $  116       $  941
  Returns and
   Allowances...........      1,166             43            --         1,209
  Inventory.............      3,360          2,380            600        5,140
  Deferred tax
   valuation............      3,145            --             428        2,717

Year ended June 27,
 1998:
 Valuation reserves:
  Doubtful Accounts.....     $  212         $  543         $  128       $  627
  Returns and
   Allowances...........        231            935            --         1,166
  Inventory.............      2,373          2,687          1,700(1)     3,360
  Deferred tax
   valuation............      3,090             55            --         3,145

Year ended June 28,
 1997:
 Valuation reserves:
  Doubtful Accounts.....     $  230         $  172         $  190       $  212
  Returns and
   Allowances...........      1,849            --           1,618(1)       231
  Inventory.............      2,001            372            --         2,373
  Deferred tax
   valuation............        911          2,179            --         3,090

----------
(1)   Reflects the de-consolidation of Turtle Beach.

                                 EXHIBIT INDEX

 Exhibit No.          Description  Page
 -----------          -----------  ----

    1.1  Form of Underwriting Agreement.

    3.1  Amended and Restated Articles of Incorporation of the
         Registrant.

    3.2  Amended and Restated By-laws of the Registrant.

   *4.1 Indenture, dated as of May 11, 1999, between the Company and Chase Manhattan Trust Company, National Association, as Trustee with respect to the 11 1/2% Senior Subordinated Notes (including the form of 11 1/2% Senior Subordinated Notes).

    4.2  Form of certificate representing shares of common stock.

    5.1  Opinion of Pepper Hamilton LLP.

  *10.1  Purchase Agreement, dated as of May 5, 1999, among the Company,
         Bear Stearns & Co. Inc. and Credit Suisse First Boston
         Corporation.

  *10.2 Registration Rights Agreement, dated as of May 11, 1999, among the Company, each of the three Guarantor Subsidiaries, Bear, Stearns & Co., Inc. and Credit Suisse First Boston Corporation.

  *10.3  Consulting Agreement, dated as of May 11, 1999, between the
         Company and Henry I. Boreen.

  *10.4  Integrated Circuit Systems, Inc. 1999 Stock Option Plan.

  *10.5  Credit Agreement, dated as of May 11, 1999, among the Company,
         Credit Suisse First Boston as Administrative Agent, Sole Lead
         Arranger and Collateral Agent, and the various lending institutions party thereto.

  *10.6 Lease, dated as of January 29, 1999 between BET Investments IV and the Company.

  *10.7  Agreement and Plan of Merger as of January 20, 1999, between the
         Company and ICS Merger Corp. (the "Recapitalization Agreement").

  *10.8  Amendment No. 1 to the Recapitalization Agreement, dated as of
         February 16, 1999.

  *10.9 Executive Stock and Option Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.10 Deferred Compensation Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.11 Stockholders Agreement, dated as of May 11, 1999, among the
         Company, Bain Capital Fund VI, L.P., BCIP Associates II, BCIP
         Trust Associates II, BCIP Associates II-B, BCIP Trust Associates
         II-B, BCIP Associates II-C, PEP Investments PTY Ltd., Randolph
         Street Partners II, Randolph Street Partners 1998 DIF, L.L.C.,
         ICST Acquisition Corp. and Integrated Circuit Systems Equity
         Investors, L.L.C.

   10.12 Amendment No. 1 to Stockholders Agreement, dated December 29,
         1999.

   10.13 Amendment No. 2 to Stockholders Agreement, dated February, 2000.

  *10.14 Employee Agreement, dated August 1, 1994, between the Company and Hock E. Tan.

  *10.15 Consultant Stock Agreement, dated as of May 11, 1999, between the Company and Henry I. Boreen.

 Exhibit No.          Description  Page
 -----------          -----------  ----

  *10.16 Registration Agreement, dated as of May 11, 1999, among the
         Company, Bain Capital Fund VI, L.P., BCIP Trust Associates II,
         BCIP Trust Associates II-B, BCIP Associates II, BCIP Associates
         II-B, BCIP Associates II-C, PEP Investments PTY Ltd., Randolph
         Street Partners II, Randolph Street Partners 1998 DIF, L.L.C.,
         ICST Acquisition Corp., Hock E. Tan, Lewis C. Eggebrecht and
         Integrated Circuit Systems Equity Investors, L.L.C.

   10.17 Amendment No. 1 to Registration Statement, dated December 29,
         1999.

  *10.18 Executive Stock Purchase Agreement, dated as of May 11, 1999, between the Company and
         Hock E. Tan.

  *10.19 Promissory Note, dated as of May 11, 1999, executed by Hock E.
         Tan.

  *10.20 Pledge Agreement, dated as of May 11, 1999, between the Company and Hock E. Tan.

  *10.21 Voting Agreement, dated as of May 11, 1999, among the Company,
         Bain Capital Fund VI, L.P., BCIP Associates II, BCIP Trust
         Associates II, BCIP Associates II-B, BCIP Trust Associates
         II-B, BCIP Associates II-C, PEP Investments PTY Ltd., Randolph
         Street Partners II, Randolph Street Partners 1998 DIF, L.L.C.,
         ICST Acquisition Corp., Henry I. Boreen, Christopher J. Bland and Barry E. Olsen.

  *10.22 Employment Agreement, dated as of May 11, 1999, between the
         Company and Hock E. Tan.

  *10.23 Non-Compete Agreement, dated as of May 11, 1999, between the
         Company and Hock E. Tan.

  *10.24 Advisory Agreement, dated as of May 11, 1999, between the
         Company and Bain Capital Partners VI, L.P.

  *10.25 Advisory Agreement, dated as of May 11, 1999, between the
         Company and ICST Acquisition Corp.

  *10.26 Lease Agreement, dated June 13, 1988, between VLSI Design
         Associates and The Sobrato Group (Incorporated by reference to
         Exhibit 10.27 to the Registrant's registration statement, No. 33-54142, on Form S-4, filed November 3, 1992).

  *10.27 Lease between Turtle Beach Systems, Inc. and Winship Land
         Associates III, dated May 28, 1993 (Incorporated by reference to
         Exhibit 10.27 to the Registrant's 1993 Annual Report on Form 10-
         K).

  *10.28 First Amendment to lease, dated as of May 13, 1993, between the registrant and The Sobrato Group (Incorporated by reference to Exhibit 10.28 to the Registrant's 1993 Annual Report on Form
         10-K).

  *10.29 Wafer purchase contract, dated as of October 12, 1994, between the Company and American Microsystems, Inc. (Incorporated by reference to Exhibit 10 to the Registrant's Form 10-Q for the quarter ended September 30, 1994).

  *10.30 Agreement, dated as of November 21, 1994, between the Company and Edward H. Arnold (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended December 31,
         1994).

  *10.31 Wafer purchase contract, dated as of November 8, 1995, between the Company and Chartered Semiconductor Manufacturing Pte. Ltd.
         (Incorporated by reference to Exhibits 10(a) and 10(b) to the Registrant's Form 10-Q for the quarter ended December 30, 1995).

   10.32 2000 Long Term Equity Incentive Plan.

   10.33 Series A Cumulative Convertible Preferred Stock Purchase
         Agreement by the Registrant and
         Intel Corporation, dated December 23, 1999.

 Exhibit
   No.             Description                                        Page
 -------           -----------                                        ----

   10.34 Employee Stock Purchase Plan.

  *16.1  Letter from KPMG LLP re: Change in Certifying Accountant.

   21.1  Subsidiaries of the Registrant.

   23.1  Consent of KPMG LLP.

   23.2  Consent of Pepper Hamilton LLP (included in Exhibit 5.1).

   24.1  Power of Attorney (included in Part II of the Registration
         Statement).

   27.1  Financial Data Schedule.

---------------------
 * Incorporated by reference to the Registrant's Form S-4, as amended, filed October 7, 1999.